AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 1998
                                                     REGISTRATION NO. 333-52607
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                AMENDMENT NO. 2


                                       TO
                                   FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                     NEWTECH ELECTRONICS INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              FLORIDA                             5190                      65-0225504
  (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)


                                                                                            JOEL NEWMAN
                                                                                      CHIEF EXECUTIVE OFFICER
                                                                                NEWTECH ELECTRONICS INDUSTRIES, INC.
                           16550 N.W. 10TH AVENUE                                      16550 N.W. 10TH AVENUE
                            MIAMI, FLORIDA 33169                                        MIAMI, FLORIDA 33169
                                (305) 624-0019                                             (305) 624-0019
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                         COPIES OF COMMUNICATIONS TO:

           PAUL BERKOWITZ, ESQ.                     GEOFFREY E. LIEBMANN, ESQ.
            MICHAEL HEIN, ESQ.                        CAHILL GORDON & REINDEL
        GREENBERG TRAURIG HOFFMAN                          80 PINE STREET
       LIPOFF ROSEN AND QUENTEL, P.A.                NEW YORK, NEW YORK 10005
          1221 BRICKELL AVENUE                           (212) 701-3000
          MIAMI, FLORIDA 33131                       TELECOPY: (212) 269-5420
             (305) 579-0500
        TELECOPY: (305) 579-0717

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE
ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PRELIMINARY PROSPECTUS                Subject to Completion, dated July 27, 1998

--------------------------------------------------------------------------------
                                       Shares



                     Newtech Electronics Industries, Inc.

                                    [LOGO]


                                  Common Stock

--------------------------------------------------------------------------------
Of the       shares of Common Stock, par value $0.01 per share (the "Common
Stock"), of Newtech Electronics Industries, Inc., a Florida corporation (the
"Company"), offered hereby (the "Offering"),       shares are being offered by
the Company and       shares are being offered by certain shareholders of the
Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares of Common
Stock offered by the Selling Shareholders.


Prior to the Offering, there will be no public market for the Common Stock. It is currently estimated that the initial public offering price will be between
$      and $     . See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol "NTCH."


FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-17.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             Underwriting                        Proceeds to
               Price to      Discounts and     Proceeds to         Selling
                Public      Commissions(1)      Company(2)     Shareholders(3)
-------------------------------------------------------------------------------
Per Share     $            $                  $               $
-------------------------------------------------------------------------------
Total(3)      $            $                  $               $
-------------------------------------------------------------------------------

(1) THE COMPANY AND THE SELLING SHAREHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
(2) BEFORE DEDUCTING EXPENSES OF THE OFFERING, WHICH ARE PAYABLE BY THE
    COMPANY, ESTIMATED TO BE $     .
(3) THE SELLING SHAREHOLDERS HAVE GRANTED THE UNDERWRITERS A 30-DAY OPTION TO
    PURCHASE UP TO       ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS
    PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS
    EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC WILL BE $     , THE TOTAL
    UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE $      AND THE TOTAL
    PROCEEDS TO SELLING SHAREHOLDERS WILL BE $     . SEE "UNDERWRITING."

The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of Warburg Dillon Read LLC, New York, New
York on or about         , 1998. The Underwriters include:

Warburg Dillon Read LLC                                Jefferies & Company, Inc.

                             [INSIDE FRONT COVER]










[PHOTOGRAPHS OF PRODUCTS; DIAGRAM WITH NAMES OF PRODUCTS, BRANDS AND CUSTOMERS]






















     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO (THE "CONSOLIDATED FINANCIAL STATEMENTS"), APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION SET FORTH IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) REFLECTS THE MERGER ON APRIL 3, 1998 OF ELECTRONIC INDUSTRIES OF AMERICA, INC. WITH AND INTO THE COMPANY, WITH THE COMPANY AS THE SURVIVING CORPORATION, AND A SIMULTANEOUS 10,000-FOR-ONE STOCK SPLIT. AS USED HEREIN, THE "COMPANY" MEANS NEWTECH ELECTRONICS INDUSTRIES, INC., ITS SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS UNLESS THE CONTEXT OTHERWISE REQUIRES.



THE COMPANY


     Newtech Electronics Industries, Inc., established in 1990, designs, sources, manufactures, and markets high-quality, value-priced brand-name consumer electronic products. The Company offers a broad line of audio, video and telecommunications products and selected home appliances, including televisions, video cassette players and recorders ("VCRs"), home audio systems, compact disc ("CD") players, cassette players, telephones and portable microwave ovens. The Company's strategy has been to build a portfolio of licensed and owned brand names, including White-Westinghouse, Admiral, Philco, Craig and Newtech. By having a portfolio of brand names, the Company is able to offer retailers proprietary and flexible merchandising programs. The Company currently sells its products to 15 retailers which operate over 14,000 retail outlets in the United States and Canada, including mass merchandisers such as Kmart Corporation ("Kmart") and Wal-Mart Stores, Inc. ("Wal-Mart"), and other retailers, including Family Dollar Stores, Inc. ("Family Dollar Stores"), Ames Department Stores, Inc. ("Ames"), Rite-Aid Corporation ("Rite-Aid") and Zellers Inc. ("Zellers"). In addition, the Company sells its products to customers in Mexico, the Caribbean and Central and South America. In January 1997, the Company entered into a long-term strategic alliance with Kmart, pursuant to which the Company appointed Kmart as the exclusive "discount department store" to market and sell a range of audio, video and telecommunications products in the United States under the White-Westinghouse brand name (the "White-Westinghouse Trademark"). The agreement provides for minimum purchases by Kmart of a total of $1.1 billion of White-Westinghouse brand consumer electronic products in specified yearly increments over a seven-and-a-half-year period. The Company believes that this strategic alliance provides a platform for significant growth. See "Business--Strategic Alliances." In large part due to this alliance, from 1996 to 1997, net sales increased 434% to $208.4 million from $39.1 million. The Company currently sells products to all other U.S. customers through open purchase orders. The Company plans to grow its business by expanding its customer base, acquiring and licensing additional brand names, expanding the territories and product lines available under its existing licenses, and increasing penetration of existing distribution channels.



THE CONSUMER ELECTRONICS INDUSTRY


     The consumer electronics industry is large and diverse, encompassing a wide variety of technologies and products, including televisions, VCRs, audio systems, CD players, cassette players and telephones. The Consumer Electronics Manufacturers Association ("CEMA") estimates that total factory sales to the U.S. market in 1997 included approximately $8.4 billion of televisions (including TV/VCR combinations), $2.7 billion of VCRs, $1.7 billion of audio systems, $4.3 billion of CD players (including portable and home CD players), $0.3 billion of cassette players and $5.9 billion of telephones and telephone answering devices. Industry participants have traditionally offered such merchandise using three principal branding strategies and corresponding price points: (i) premium brands, such as Sony and Panasonic; (ii) mass-market brands, such as General Electric ("GE") and Magnavox; and (iii) value-priced brands, such as White-Westinghouse and GPX.

BUSINESS STRATEGY


     The Company plans to establish itself as the leading supplier of high quality, value-priced consumer electronic products and selected household appliances. The Company believes that its portfolio of well-recognized brand names, superior design capabilities, flexible and low-cost sourcing and manufacturing and responsive after-sales service provide it with competitive advantages in achieving this goal.


     OPERATING STRATEGY. The Company's operating strategy is based on the following key elements:


   /bullet/ OFFER A PORTFOLIO OF WELL-RECOGNIZED BRAND NAMES. The Company believes that its strategy of offering a portfolio of well-recognized brand names enables retailers to differentiate themselves in the marketplace through proprietary and flexible merchandising programs. For example, the Company's recent strategic alliance with Kmart designates Kmart as the exclusive "discount department store" to market and sell a range of audio, video and telecommunications products in the United States under the White-Westinghouse Trademark.


   /bullet/ OFFER HIGH-QUALITY PRODUCTS OF SUPERIOR DESIGN. The Company has assembled an in-house design and engineering team with significant industry experience and expertise. The Company believes that the superior design and style of its products distinguish them from those of its competitors in the value-priced category and help drive consumer purchasing decisions. In addition, the Company highlights the design and style features of its products with detailed descriptions and illustrations on packaging, which the Company believes further distinguishes its products from those of its competitors.


   /bullet/ MAINTAIN LOW-COST, FLEXIBLE SOURCING AND MANUFACTURING
     CAPABILITIES. The Company's products are manufactured both at the Company's facility in the People's Republic of China (the "PRC") and at various third-party facilities throughout the world. The Company believes that its manufacturing facility allows flexibility in sourcing products and a better understanding of manufacturing cost and time parameters, which provide the Company with leverage in negotiating with outside manufacturers.


   /bullet/ PROVIDE RESPONSIVE AFTER-SALES SERVICE. The Company believes that after-sales service is an important competitive factor in the consumer electronics industry and that its model of responsive after-sales service is superior to others in the value-priced segment. This model is based on a toll-free interactive phone system that directs callers to independent local service centers staffed by in-house and outsourced personnel who provide basic troubleshooting and advanced technical support, thus enabling the Company to provide responsive service at a reasonable cost to the Company.


     GROWTH STRATEGY. The Company plans to continue to grow its business using a strategy comprised of the following principal elements:


   /bullet/ EXPAND ITS CUSTOMER BASE. The Company believes that it has significant opportunities to increase the number of outlets at which its products are sold. For example, in the second half of 1997, the Company began selling products to Ames, Bradlees, Inc. ("Bradlees"), Musicland Stores Corp. ("Musicland") and Heilig Meyers Co. ("Heilig Meyers"). Also, the Company has recently received its first purchase order from Zellers, a division of Hudson Bay Company, one of the largest retailers in Canada. The Company plans to pursue additional proprietary strategic alliances similar to its arrangement with Kmart, as well as other merchandising programs.


   /bullet/ ACQUIRE AND LICENSE ADDITIONAL BRAND NAMES. The Company plans to continue to acquire and license additional brand names in order to maximize its ability to provide retailers with proprietary and flexible merchandising programs. Towards this end, in September 1997, the Company obtained a license to sell portable microwave ovens in the United States and Canada under the Philco brand name, the Company's first product offering outside of the consumer electronics industry. In addition, in December 1997, the Company acquired the Craig trademark, a well-recognized brand name in the consumer electronics industry, under which the Company sells a broad range of its audio, video and telecommunications products, as well as portable microwave ovens. Although the acquisition of additional brand names may require the expenditure of funds, the Company believes that entering into new or modified license and distribution agreements will not involve significant costs.


   /bullet/ EXPAND THE SCOPE OF EXISTING BRANDS. The Company plans to continue to negotiate for the expansion of the territories and product lines under its existing brand-name licenses. In September 1997, the Company secured the right to add portable microwave ovens to the consumer electronic products it sells under the White-Westinghouse Trademark in the United States and Canada. In addition, in December 1997, the Company expanded its marketing territory for the Admiral brand name to include Mexico.


   /bullet/ INCREASE PENETRATION OF EXISTING DISTRIBUTION CHANNELS. The
     Company plans to leverage its customer relationships and success in broadening product lines and acquiring and licensing additional brand names to increase product sales to existing customers. The Company believes that this strategy is responsive to the desire of major retailers to source products through fewer vendors.



                                 THE OFFERING


Common Stock offered by the Company .......................             shares
Common Stock offered by the Selling Shareholders ..........             shares
Common Stock to be outstanding after the Offering .........              shares(1)
Use of proceeds by the Company ............................   The Company intends to apply the net
                                                              proceeds of the Offering to repayment
                                                              of certain indebtedness, possible future
                                                              acquisitions and general corporate
                                                              purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol ....................   NTCH

----------------
(1) Does not include: (i)           shares of Common Stock reserved for
    issuance upon exercise of the Underwriters' over-allotment option, (ii) an aggregate of 649,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1997 Stock Option Plan and (iii) an aggregate of 351,000 shares of Common Stock reserved for issuance upon exercise of options available for grant under the 1997 Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------
                                                              1995           1996           1997
                                                         -------------- -------------- --------------
STATEMENT OF OPERATIONS:
Net sales ..............................................  $     13,353   $     39,060   $    208,417
Cost of products sold ..................................        11,993         35,172        186,433
                                                          ------------   ------------   ------------
Gross profit ...........................................         1,360          3,888         21,984
Selling expenses(1) ....................................           846          1,285         10,533
General and administrative expenses ....................         1,155          1,842          4,598
Write-off of advances to affiliate .....................            --            980             --
                                                          ------------   ------------   ------------
Total expenses .........................................         2,001          4,107         15,131
                                                          ------------   ------------   ------------
Income (loss) from operations ..........................          (641)          (219)         6,853
Other (income) expense:
 Interest expense ......................................           307            201          1,763
 Interest and other income .............................          (197)          (587)          (581)
                                                          ------------   ------------   ------------
Total other (income) expense ...........................           110           (386)         1,182
                                                          ------------   ------------   ------------
Income (loss) before income taxes ......................          (751)           167          5,671
Income tax benefit .....................................            --           (135)          (351)
                                                          ------------   ------------   ------------
Net income (loss) ......................................  $       (751)  $        302   $      6,022
                                                          ============   ============   ============
Net income (loss) per common share
 Basic and diluted .....................................  $      (0.08)  $       0.03   $       0.60
Weighted average number of common shares outstanding
 Basic .................................................    10,000,000     10,000,000     10,000,000
 Diluted(2) ............................................    10,000,000     10,000,000     10,093,024

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                         -----------------------------
                                                              1997           1998
                                                         -------------- --------------
STATEMENT OF OPERATIONS:
Net sales ..............................................  $      8,420   $     38,900
Cost of products sold ..................................         7,210         35,358
                                                          ------------   ------------
Gross profit ...........................................         1,210          3,542
Selling expenses(1) ....................................           543          1,728
General and administrative expenses ....................           867          1,986
Write-off of advances to affiliate .....................            --             --
                                                          ------------   ------------
Total expenses .........................................         1,410          3,714
                                                          ------------   ------------
Income (loss) from operations ..........................          (200)          (172)
Other (income) expense:
 Interest expense ......................................            53            735
 Interest and other income .............................          (122)          (128)
                                                          ------------   ------------
Total other (income) expense ...........................           (69)           607
                                                          ------------   ------------
Income (loss) before income taxes ......................          (131)          (779)
Income tax benefit .....................................          (201)          (285)
                                                          ------------   ------------
Net income (loss) ......................................  $         70   $       (494)
                                                          ============   ============
Net income (loss) per common share
 Basic and diluted .....................................  $       0.01   $      (0.05)
Weighted average number of common shares outstanding
 Basic .................................................    10,000,000     10,000,000
 Diluted(2) ............................................    10,000,000     10,309,350

                                        AS OF MARCH 31, 1998
                                     --------------------------
                                                  PRO FORMA AS
                                       ACTUAL    ADJUSTED(3)(4)
                                     ---------- ---------------
BALANCE SHEET DATA:
Cash and cash equivalents ..........  $ 2,210       $
Current assets .....................   55,468
Total assets .......................   62,056
Total debt .........................   33,826
Total shareholders' equity .........   11,791

----------------
(1) Selling expenses in 1995, 1996, 1997 and the three months ended March 31, 1998 included freight costs of $49,000, $20,000, $4.5 million and $124,000, respectively. Approximately $4.3 million of such freight costs in 1997 were due primarily to the Company's decision to airfreight products to customers during the 1997 holiday season. The additional airfreight costs resulted mainly from delays in bringing the Company's PRC manufacturing facility to required production levels.
(2) Includes the impact of 649,000 shares of Common Stock issuable upon the exercise of outstanding stock options granted under the Company's 1997 Stock Option Plan. See Note 10 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.
(3) Adjusted to reflect the sale of         shares of Common Stock offered by
    the Company at an assumed public offering price of $      per share and
    the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."
(4) Gives pro forma effect to (i) the repayment to the Company of an approximately $271,000 loan to Joel Newman, the Company's Chairman, Chief Executive Officer and President and 45.0% shareholder, and (ii) the payment of certain share subscription receivables, consisting of promissory notes in the aggregate principal amount of $5.0 million issued to the Company by Windmere Holdings Corporation, a 50.0% shareholder of the Company, as consideration for the purchase of Common Stock. See "Capitalization," "Management" and "Certain Transactions." Mr. Newman has agreed to repay in full the loan with a portion of the net proceeds to him from the sale of Common Stock in the Offering. With respect to the promissory notes issued to the Company by Windmere Holdings Corporation, one such promissory note, in the principal amount of $3.0 million, has been repaid in full, and Windmere Holdings Corporation has agreed to repay in full the other promissory note, in the principal amount of $2.0 million, with a portion of the net proceeds to such Selling Shareholder from the sale of Common Stock in the Offering. See "Use of Proceeds" and "Principal and Selling Shareholders."

                                 RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.


DEPENDENCE ON KMART AGREEMENT

     On January 27, 1997, the Company entered into an agreement with Kmart (the "Kmart Agreement") pursuant to which the Company appointed Kmart as the exclusive "discount department store" to market and sell a broad range of audio, video and telecommunications products in the United States under the White-Westinghouse Trademark licensed to the Company by White Consolidated Industries, Inc. ("WCI"). See "Business--Brand Portfolio--White-Westinghouse" and "--Strategic Alliances." During 1997 and the three months ended March 31, 1998, Kmart purchased approximately $158.7 million and $28.9 million, respectively, of merchandise from the Company pursuant to the Kmart Agreement, which accounted for approximately 76.0% and 74.0% respectively, of the Company's net sales. The termination of the Kmart Agreement would, and any significant modification thereof could, have a material adverse effect on the Company's business, financial condition and results of operations.

     The Kmart Agreement provides for minimum purchases by Kmart which increase throughout its term (with specified minimums applying to each of the audio, video and telephone categories) and the payment of penalties for shortfalls. In the event that aggregate U.S. retail sales in the consumer electronics industry for any particular category decrease by more than 10% in any year from that sold in the prior year, Kmart has the right to reduce the minimum purchase requirements for such category to an amount not less than 80% of the minimum for such period. There can be no assurance that U.S. retail consumer electronic sales will not decrease, causing a reduction in Kmart's minimum purchase requirements.

     Kmart further has the right to procure the manufacture of products from other manufacturers under the White-Westinghouse Trademark on behalf of the Company, which procurements count towards its minimum purchase requirements. In such cases, Kmart has the option of paying the purchase price to the third-party manufacturers directly or making such payment to the Company, in which case the Company pays the third-party manufacturers. In the event that Kmart fails to pay a third-party manufacturer, the Company must make the payment. During 1997 and the three months ended March 31, 1998, Kmart purchased approximately $79.1 million and $14.7 million, respectively, of merchandise from third parties under the Kmart Agreement and, pursuant to the Kmart Agreement, paid the Company a percentage of such amount. Because the Company's gross profit is higher for the sales of its own products than its gross profit on third-party manufacturer sales under the Kmart Agreement, an increase in the percentage of third-party manufacturer sales could lower its overall gross profit and have a material adverse effect on the Company's business, financial condition and results of operations.

     The initial term of the Kmart Agreement is through June 30, 2004; however, each of Kmart and the Company have the right, by written notice given prior to June 30, 2000, to terminate the agreement without cause any time after June 30, 2002. Each of Kmart and the Company further have the right to terminate the agreement without cause on June 30, 2003 and on each June 30 thereafter; in the case of the Company, such termination requires 12 months' notice.

     Kmart also has the right to terminate the agreement upon the termination of the January 27, 1997 contract between Kmart and Salton/Maxim Housewares,
Inc. ("Salton") for the sale of kitchen housewares, personal care products, fans, heaters and electrical air cleaners and humidifiers under the White-Westinghouse Trademark (the "Salton Agreement"). The termination provisions of the Salton Agreement are substantially the same as those of the Kmart Agreement, and the Company has no control over the performance or termination of the Salton Agreement. In addition, Salton's license agreement with WCI for the sale of kitchen housewares under the White-Westinghouse Trademark expires June 30, 1998, and Salton's license agreement with WCI for the sale of personal care products, fans, heaters and electrical air cleaners and humidifiers under the White-Westinghouse Trademark expires December 31, 1998. Each such license agreement may be extended for 13 one-year periods at the option of Salton, provided that Salton meets certain minimum sales levels. In addition, either party may terminate such license agreements without cause on 12 months' notice beginning in 2001. The Company has no control over the performance or termination of the Salton Agreement with Kmart or Salton's license agreements with WCI. Furthermore, an adverse decision in the Trademark Litigation discussed below could result in Salton being limited in further use of the White-Westinghouse Trademark and in termination or significant modification of the Salton Agreement. See "--Trademark Litigation." Fifty percent of Salton's outstanding shares of common stock are owned by Windmere Holdings Corporation ("Windmere"), a wholly-owned subsidiary of Windmere-Durable Holdings, Inc. ("Windmere-Durable"). Salton and Windmere-Durable have entered into an agreement pursuant to which Salton has the right to purchase all of the shares of Salton common stock held by Windmere. Windmere-Durable has announced that it has received notice from Salton that Salton intends to exercise such right and close the purchase on July 27, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Relationships." Upon the completion of the Offering, Windmere will own in the
aggregate approximately     % of the outstanding shares of the Company's Common
Stock. See "--Control by Principal Shareholders."

     Kmart also has the right to terminate the Kmart Agreement on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of the Kmart Agreement, whether relating to any or all products. See "--Trademark Litigation." In the Trademark Litigation, CBS seeks, among other things, a preliminary injunction enjoining the Company, Salton, Windmere-Durable and WCI from using the White-Westinghouse Trademark in connection with the sale of certain products, including products in categories representing 42.0% of the products now being sold by the Company to Kmart under the Kmart Agreement.


TRADEMARK LITIGATION

     In November 1996, WCI filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation ("CBS")) in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse trademark for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse trademark and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, the Company, Windmere-Durable, Salton and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court (the "Trademark Litigation"). CBS's complaint alleges among other things that WCI's license to the Company to use the White-Westinghouse Trademark on CD players, audio systems that include CD players, VCRs, TV-VCR combinations, headphones, and telephones, telephone answering machines and telephone accessories infringes its right to the Westinghouse trademark. CBS does not appear to be challenging the validity of the Company's license to use the mark on TVs without VCRs, on radios, on audio systems or cassette tape players that do not include CD players, on stereo speakers or on microwave ovens. CBS seeks an injunction prohibiting the Company, Salton and WCI from using the White-Westinghouse Trademark on products not specifically enumerated in the transaction documents, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in the Company being limited in further use of the White-Westinghouse Trademark and in termination or significant modification of the Kmart Agreement, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The legal costs that may be incurred in defending against this action could be substantial; however, pursuant to an indemnification agreement among WCI, Kmart and Windmere-Durable, WCI is defending and indemnifying Kmart and Windmere-Durable for all costs and expenses for claims, damages and losses, including the costs of litigation, and, pursuant to the license agreements with WCI, WCI is defending and indemnifying Salton and the Company for all costs and expenses for claims, damages and losses, including the costs of litigation. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. The Company believes that its use of the White-Westinghouse Trademark does not infringe upon or otherwise violate CBS's trademark rights. There can be no assurance that WCI will prevail in its lawsuit or that WCI, the Company and their codefendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its rights under the license agreements described above, including the right to indemnification, although there can be no assurance that the parties to the license agreements will agree on the scope of the indemnity.

     Related proceedings have also been commenced before the Trademark Trial and Appeal Board (the "Trademark Board") of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse and White-Westinghouse trademarks. Although the Company is not a party to those proceedings, some of them relate to the Company's uses of the White-Westinghouse Trademark. Those proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved, it is possible that these proceedings before the Trademark Board will continue and will have a material adverse effect upon the Company's business, financial condition and results of operations.


DEPENDENCE ON CERTAIN LICENSE AGREEMENTS

     The Company licenses certain brand names under which it markets most of its products. These licenses are granted pursuant to license agreements which generally provide for royalty payments based on the value of the goods sold as well as minimum royalty amounts and sales of trademarked products. In addition, they are subject to termination or non-renewal at the option of the lessor if certain minimum sales targets are not met. There can be no assurance that the Company will meet such minimum royalty or sales targets. The termination or non-renewal of a license agreement could have a material adverse effect on the Company's business, financial condition and results of operations.

     WHITE-WESTINGHOUSE AND PHILCO. The Company has an exclusive license from WCI to sell consumer audio, video and telecommunications products in the United States and Canada under the White-Westinghouse Trademark. The initial term of the agreement is through December 31, 1998 and may be extended at the Company's option for up to 14 one-year renewal terms through December 31, 2012. The Company has an exclusive license from WCI to sell portable microwave ovens in the United States and Canada under the White-Westinghouse Trademark. The initial term of the agreement is through December 31, 2003 and may be extended at the Company's option for up to six two-year renewal terms through December 31, 2015. The Company has an exclusive license from WCI to sell portable microwave ovens in the United States and Canada under the Philco brand name. The initial term of the agreement is through December 31, 2003 and may be extended at the Company's option for up to six two-year renewal terms through December 31, 2015. WCI may, at its option, terminate each agreement during a renewal term if certain minimum sales targets are not met. See "Business--Brand Portfolio--White-Westinghouse" and "Business--Brand Portfolio--Philco."

     ADMIRAL. The Company has an exclusive license from Maytag Corporation to sell audio and video products in most countries in the Caribbean, South and Central America and Mexico under the Admiral brand name. The initial term of the agreement is through December 31, 2003 and may be extended at the Company's option for up to two five-year renewal terms through December 31, 2013, provided certain performance goals have been achieved during the initial term or the first renewal term, as the case may be. See "Business--Brand Portfolio--Admiral."



CERTAIN FORWARD LOOKING INFORMATION AND INACCURATE ESTIMATES OF REVENUE AND NET INCOME

     A March 1998 article in THE MIAMI HERALD reported that the Company's Chairman, Chief Executive Officer and President was "comfortable with estimates" of the Company's revenue and net income for 1998 of $350 million and $10.9 million, respectively. These estimates were confirmed by Mr. Newman in error, insofar as the Company did not intend to offer any of its securities on the basis thereof and is not offering the Common Stock offered hereby on such basis. Although this information may reflect Mr. Newman's belief at the time such estimates were confirmed, the Company now believes that such estimates exceed anticipated results. Therefore, such estimates should not be taken as indicative of the Company's forecasts at any other time, including as of the date of this Prospectus. The Company does not intend to update these estimates. POTENTIAL INVESTORS ARE EXPRESSLY CAUTIONED NOT TO RELY ON THESE ESTIMATES IN MAKING THEIR INVESTMENT

DECISION. IN ADDITION, SUCH ESTIMATES ARE FORWARD-LOOKING INFORMATION AND AS SUCH ARE INHERENTLY SUBJECT TO RISK AND UNCERTAINTY. Important factors that could cause the Company's actual results to differ materially and adversely from the projected revenue and income levels include each of those discussed elsewhere within this "Risk Factors" section, as well as a failure by the Company to implement successfully any aspect of its operating or growth strategies during the applicable time periods. See "Business--Strategy."



INVENTORY MANAGEMENT RISKS


     The Company is subject to significant risks in connection with its inventory management. In order to assure an adequate supply of products to meet the relatively high demand during the third and fourth quarters of each year, the Company must commit to acquire products six to nine months in advance of delivery. If the Company underestimates its need for inventory or experiences delays in production, the Company may have to operate its plant on a more expensive overtime basis, pay a significant premium to obtain the necessary contract-manufacturing capacity or ship products by air rather than less expensive ground or sea transportation in order to meet customer orders. In such event, profit margins, sales and/or customer relationships could be materially adversely affected. For example, in 1997, the Company incurred approximately $4.3 million of freight costs due primarily to the Company's decision to airfreight products to customers during the 1997 holiday season. Such additional airfreight costs resulted mainly from delays in bringing the Company's PRC manufacturing facility to required production levels. See "--Risks Associated with New Manufacturing Operations." Similarly, if the Company overestimates its inventory needs, the Company will be required to reduce prices in order to dispose of such inventory or increase borrowings to finance the carrying costs of such inventory, thereby adversely affecting its profitability and cash flows. There can be no assurance that the Company will be able to borrow such amounts on reasonable terms, if at all. To the extent that the Company is unable to adequately plan, time, and budget its sourcing and manufacturing operations, incurs delays in delivery, fails to adequately forecast prices and demand or reduce costs when necessary, a material adverse effect on the Company's business, financial condition and results of operations could result. See "--Seasonality and Fluctuations in Quarterly Performance" and "Business--Sourcing and Manufacturing."



RISK OF PRODUCT RETURNS AND WARRANTY CLAIMS

     The Company incurs expenses as a result of product returns and warranty claims. Such returns and warranty claims may result from defective goods, inadequate performance relative to customer expectations, improper packaging, liberal retailer return policies and other causes which may be outside the Company's control. During the three years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, product returns and warranty claims were approximately 3.8%, 0.8%, 1.6% and 2.3%, respectively, of gross sales. In 1995, 1996, 1997 and the three months ended March 31, 1998, approximately 97.0%, 83.0%, 75.0% and 73.0%, respectively, of the Company's gross sales were made under net sale arrangements, whereby the Company's customers are responsible for product returns, which cannot be returned to the Company. While the Company plans to maintain or increase the percentage of sales that are on a net basis, there can be no assurance that the Company will be successful in maintaining or increasing such percentage. Any significant increase in product returns and warranty claims could have a material adverse effect on the Company's business, financial condition and results of operations.


LIMITED DISTRIBUTION CHANNELS AND CONCENTRATION OF CUSTOMERS AND CREDIT RISK

     The Company has been, and is, highly dependent upon its largest customers and has derived, and is expected to derive, a substantial percentage of its revenues from such customers. In particular, the Company's largest customer, Kmart, accounted for approximately 76.0% and 74.0% of the Company's net sales during 1997 and the three months ended March 31, 1998, respectively, and in 1996 net sales to each of the following customers represented more than 10% of the Company's net sales: (i) Kmart represented 37%, (ii) Wal-Mart represented 34%, (iii) Sanyo do Brasil represented 12%, and (iv) Family Dollar Stores represented 11%. The Company's top five customers accounted for approximately 95%, 90.0% and 85.8% of net sales during 1996, 1997 and the three months ended March 31, 1998, respectively. Although certain of the Company's customers have posted standby letters of credit which may be drawn upon by the Company in the event of payment default, such letters of credit may not be sufficient to reimburse the Company fully for all outstanding invoices. The loss of any one of the Company's largest customers or the failure of any one of such customers to pay on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers."


SUBSTANTIAL COMPETITION

     The consumer electronics industry is extremely competitive and is dominated by large and well-capitalized companies. The Company competes with the entire consumer electronics industry for consumer dollars, shelf space for products and sales support. The Company's competitors may not need to rely on external financing or relationships with independent manufacturers to the same extent as the Company. Furthermore, the Company's competitors may experience cost advantages depending on labor costs, currency exchange rates and other factors in the countries in which their manufacturing operations are located, relative to the countries in which the Company's products are manufactured. The Company has adopted a marketing strategy that targets the value-priced segment of the consumer electronics market, which is particularly price sensitive. There is competition among a number of brands in this market segment, including Emerson and GPX. In addition, although Magnavox, GE, Sony and Panasonic brand products are not currently emphasized in the value-priced segment of the market, they do compete with the Company's products for consumer dollars, shelf space and sales support. To the extent that these brands compete directly with the Company's brands on the basis of price, or their product prices were otherwise reduced, the Company's ability to market and sell competitive products could be severely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy," "--Customers," and "--Competition."


DEPENDENCE ON KEY INDIVIDUALS

     The success of the Company is dependent upon the continued services of the Company's senior management. The loss of the services of these individuals, including Joel Newman, its Chairman of the Board, President and Chief Executive Officer, and Hatch Masuda, its Senior Vice President, Design and Product Development, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into two-year employment agreements with Messrs. Newman and Masuda effective upon the consummation of the Offering. The Company does not maintain key person life insurance policies on any members of management. See "Management--Employment Agreements and Termination of Employment and Change in Control Arrangements."

     The Company believes that its future success will also depend in part upon its ability to attract and retain qualified management personnel. Competition for such personnel is intense and the Company competes for qualified personnel with numerous other employers, some of whom have greater financial and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."


INTEGRATION OF POTENTIAL ACQUISITIONS

     The Company plans to use a portion of the net proceeds from the Offering for acquisitions of brand names, product lines and other companies or assets that the Company believes would complement or expand its existing business. Acquisitions involve a number of risks that could adversely affect the Company's operating results, including: (i) the diversion of management's attention; (ii) the risk that the acquired assets or the operations and personnel of the acquired companies will not be effectively integrated; (iii) the amortization of acquired intangible assets; (iv) the assumption of potential liabilities, disclosed or undisclosed, associated with the assets or businesses acquired, which liabilities may exceed the amount of indemnification, if any, available from the seller; (v) the risk that the financial and accounting systems utilized by the businesses acquired will not meet the Company's standards; (vi) the risk that the businesses acquired will not maintain the quality of services that the

Company has historically provided; (vii) the dilutive effect of the use of the Company's Common Stock as consideration for acquisitions; and (viii) the inability to attract and retain qualified management. There can be no assurance that the Company will consummate future acquisitions on satisfactory terms, if at all, that adequate financing will be available on terms acceptable to the Company, if at all, or that any acquired operations will be successfully integrated or that such operations will ultimately have a positive impact on the Company's business, financial condition and results of operations. See "Business--Strategy."



RISKS ASSOCIATED WITH NEW MANUFACTURING OPERATIONS

     In November 1997, the Company acquired a manufacturing facility in the PRC from an affiliate of Windmere-Durable. Prior to such acquisition, the Company had no experience operating a manufacturing facility. In addition, the PRC manufacturing facility commenced operations in early 1997 and at the time of the acquisition was not fully on-line. The Company believes that its future success will depend in part upon its ability to bring the PRC facility fully on-line, to operate the facility effectively and to integrate such manufacturing operations with the other aspects of the Company's operations, including product design and development, sales, distribution and marketing. For example, in 1997, the Company incurred approximately $4.3 million of freight costs due primarily to the Company's decision to airfreight products to customers during the 1997 holiday season. Such additional airfreight costs resulted mainly from delays in bringing the PRC facility to required production levels. There can be no assurance that the Company will be able to effectively operate the facility at full production capacity and integrate the facility with the Company's other operations, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.



RISKS ASSOCIATED WITH DEVELOPMENT AND MANUFACTURING

     The Company's product design and engineering team typically develops new products over a period of six months. Thereafter, the preparation of the manufacturing process through the first production run generally requires another three to six months. Any delays in the foregoing process could prevent the Company from receiving expected revenue from the sales of that product, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain long-term purchase contracts with manufacturers and operates principally on a purchase order basis. The loss of a supplier could, in the short-term, have a material adverse effect on the Company's business, financial condition and results of operations until alternative supply arrangements were secured. See "Business--Sourcing and Manufacturing."


AVAILABILITY OF TECHNOLOGY

     The Company relies on available technology developed by others as the basis for the operations and features of its products. The Company currently has no intention of expanding its business to include the development of innovative technology. As a result, the Company is subject to the risk that a technological development not available to it will result in the obsolescence of various of its products or competitive advantages to the developers of such technology. The Company is also subject to the risk that some technological or new product development that is not available to the Company, either due to third-party proprietary protection, cost, or otherwise, could render the marketing of the Company's products difficult or not profitable due to competitive pressure from the new development. See "Business--Product Design and Development."


SEASONALITY AND FLUCTUATIONS IN QUARTERLY PERFORMANCE

     The Company's business is highly seasonal, with operating results varying substantially from quarter to quarter. During 1997, approximately 82.5% of the Company's sales took place in the third and fourth quarters of the calendar year. In order to facilitate sales during the year-end buying season, the Company must make financial commitments and pay for product inventory and certain expenses well in advance of any sales of such inventory. Typically, the Company expects to experience lower profitability or losses in the first and second quarters of each year for this reason. As a result, if the timing or amount of customer orders fall below the Company's expectations, operating results and cash flows would be materially adversely affected because expenses based on these expectations will have already been incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RISKS ASSOCIATED WITH RETAIL SALES

     The Company is subject to many of the same economic factors that impact other designers and manufacturers of retail-oriented products, including costs of materials, insurance, inflation, transportation, and retail sector and general economic conditions, which can impact consumer demand in general and for the Company's products in particular. These factors could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the Company's business strategy is heavily dependent on the use of brand names, adverse publicity with respect to products that are not sold by the Company but bear the brand names used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations, notwithstanding the fact that the products at issue are different than those sold by the Company.


PRODUCT LIABILITY

     Any defects in the Company's products that result in personal injury could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains insurance to cover such risks; however, the coverage in certain events may not be adequate to insure against all product liability claims.


DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS; YEAR 2000 ISSUES

     The Company believes that the successful operation of the Company's business is dependent in part on its computerized inventory management, order processing and distribution systems and other computer software programs and operating systems. These systems will require modification, improvement or replacement as the Company grows. The Company may, from time to time, experience delays, complications or expenses in integrating and operating these systems, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations.

     The Company has implemented a Year 2000 program to ensure that its computer systems and applications will function properly beyond 1999. While the Company believes that it has allocated adequate resources for this purpose and expects its Year 2000 date conversion program to be completed successfully on a timely basis, no assurance can be given that these efforts will be successful or that such efforts will be completed on a timely basis. The failure to successfully complete such implementation on a timely basis may cause interruptions in operations which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although the Company is discussing with its vendors and customers the possibility of any interface difficulties which may affect the Company, the ability of third parties with whom the Company transacts business to address their Year 2000 issues is outside the Company's control and no assurance can be given that such interface difficulties will not arise or that such difficulties will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


RISK OF DOING BUSINESS IN FOREIGN COUNTRIES; RISK OF IMPORT LIMITATIONS

     The Company's products are principally manufactured in the PRC both at the Company's manufacturing facility and by independent manufacturers. The Company has also engaged independent manufacturers in Indonesia, Malaysia, Mexico, Thailand and the Philippines. The Company does not have long-term contracts with any of its independent manufacturers. Manufacturing in the PRC and in other foreign countries is subject to a number of risks, including but not limited to transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls, loss of property or revenue from expropriation or political demands, and changes in governmental policies. While the Company to date has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future and possibly result in increases in costs and delays of, or interference with, product deliveries resulting in losses of sales and damage to customer relationships.


     Generally, the PRC and other countries in which the Company does business may not offer legal mechanisms to redress an unfair trade practice, contract breach, or other problem requiring the enforcement of contractual provisions or other redress. In particular, the PRC does not have a well-developed, consolidated body of law governing foreign investment enterprises, and the administration of laws and regulations by government agencies may be subject to considerable discretion and variation and administrative review and approval by various national and local agencies of the PRC government. As a result, in the event of any damage to the Company resulting from the breach of a contract, the failure to fulfill manufacturing commitments, the taking of Company property, or other similar event creating a loss for the Company or interruption of its business, there may not be an adequate avenue of recourse against the parties responsible for such damages.


MOST FAVORED NATION RISK


     The Company has a significant amount of its assets in the PRC, primarily consisting of inventory, equipment and molds. The supply and cost of products manufactured in the PRC can be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation and political or economic changes. Presently, products imported into the United States from the PRC are subject to favorable duty rates based on the "Most Favored Nation" status of the PRC ("MFN Status"). MFN Status is reviewed on an annual basis by the United States President and Congress and was renewed in June 1997.


     If MFN Status for goods produced in the PRC were removed, there would be a substantial increase in tariffs imposed on goods of PRC origin entering the United States, including those manufactured by the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company produces products in other locations, at the present time, the Company plans to continue its production primarily in the PRC.


CURRENCY RISKS


     Although the Company currently effects substantially all of its transactions in United States dollars and most of its sales are made in the United States, in those situations in which transactions are in foreign currencies the Company is exposed to risks such as currency instability, currency exchange losses and the ability to repatriate earnings under existing exchange control laws. Moreover, the Company's operations in the PRC involve manufacturing and other business operations that rely upon a currency other than the United States dollar. The Company does not currently engage in hedging, and no assurance can be given that an effective currency hedging policy could offset these currency risks.


GOVERNMENT REGULATION


     Most of the Company's customers (as well as several state and local authorities) require that the Company's products meet the safety standards of the Underwriters Laboratories, Inc. The Company's telephones and clock radios sold for use in the United States must be registered with and approved by the United States Federal Communications Commission (the "FCC") and its portable microwave ovens must be registered with and approved by the United States Food and Drug Administration (the "FDA"). Products sold in Canada must comply with the standards of the Canadian Standards Association. In addition, the Company's products must meet the applicable safety standards imposed by the other countries in which they are sold. The Company is subject to numerous tariffs, duties, charges and assessments on the import of its products. The Company retains import agencies and expediters to facilitate the import of its products and the payment of these charges and duties. Although these duties and charges have not substantially affected the Company's ability to market its products for delivery in the United States and elsewhere, regulations affecting these charges and duties are subject to change, which could have the effect of increasing the cost of goods imported and sold by the Company. See "Business--Regulation."


NO DIVIDENDS


     The Company presently intends to retain all earnings, if any, for the operation and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of cash dividends will be at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company, any restrictions under credit agreements existing from time to time, and such other factors as the Company's Board of Directors may deem relevant. In addition, the Company's credit facility contains covenants that restrict the Company from making certain capital and other distributions. The Company has invested, and intends to continue to invest, the earnings of its foreign subsidiaries in foreign operations indefinitely, rather than distribute them to the Company. As a result, U.S. income taxes have not been provided for on such undistributed earnings. At December 31, 1996 and 1997, the cumulative amount of undistributed earnings on which the Company had not recognized United States income taxes was approximately $2.2 million and $7.5 million, respectively. See "Use of Proceeds" and "Dividend Policy."


CONTROL BY AND CERTAIN TRANSACTIONS WITH PRINCIPAL SHAREHOLDERS


     Upon completion of the Offering, the current shareholders of the Company
will own approximately      % of the outstanding shares of Common Stock
(approximately      % if the Underwriters' over-allotment option is exercised
in full). Included in this percentage are shares of Common Stock owned by Joel
Newman and Windmere, who in the aggregate will own approximately      % of the
outstanding shares of Common Stock (approximately      % if the Underwriters'
over-allotment option is exercised in full). Accordingly, the Company's current shareholders, as a group, will have the ability to control all matters requiring shareholder approval, including the election of the Company's directors and any amendments to the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws"), and to control the business of the Company. Such control could preclude any acquisition of the Company and could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock." In addition, the Company leases an aircraft from a corporation wholly-owned by Mr. Newman, and Windmere provides the Company with certain administrative services with respect to its PRC manufacturing facility. See "Certain Transactions."


SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding
shares of Common Stock, of which the        shares sold in the Offering (plus
an additional        shares if the Underwriters' over-allotment option is
exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares owned by an affiliate of the Company, which will be subject to the resale limitations of
Rule 144 ("Rule 144") under the Securities Act. The remaining         shares
(the "Restricted Shares") are subject to certain restrictions described below.
Holders of       of the Restricted Shares will be eligible to sell a portion of such shares pursuant to Rule 144 beginning 90 days after the date of this Prospectus, subject to the manner of sale, volume, notice and information requirements of Rule 144. Notwithstanding the eligibility of certain shares to be sold following the completion of the Offering, such shares are subject to certain additional restrictions on transfer pursuant to certain agreements described below.

     The Company and its executive officers, directors, and the Selling Shareholders have agreed with Warburg Dillon Read LLC (the "Lock-up Agreements") that they will not sell, contract to sell, pledge, grant any option to purchase, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock or warrants or other rights to purchase or acquire shares of Common Stock or permit the registration of shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Warburg Dillon Read LLC, except, without such consent, the Company may issue and register, and the Company and the Selling Shareholders may sell, the shares of Common Stock offered in the Offering (including the Underwriters' over-allotment option). Warburg Dillon Read LLC, in its sole discretion, without notice, may release some or all of the shares subject to Lock-up Agreements from time to time. Sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

     In addition, 1,000,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Stock Option Plan (the "Plan"), 649,000 of which are currently subject to outstanding options. With respect to 618,700 of such options which were granted February 28, 1997, (i) as of the date of this Prospectus, 123,740 will be vested, and (ii) 123,740 will vest on each February 28, commencing February 28, 1999. With respect to 29,900 of such options, 5,980 will vest on each anniversary of October 27, 1997, the date they were granted. With respect to 400 of such options, 80 will vest on each anniversary of November 30, 1997, the date they were granted. Once vested, the shares issuable upon the exercise all the foregoing options would be eligible for resale subject to compliance with Rule 701 ("Rule 701") under the Securities Act, the stock option agreements and the Lock-up Agreements with Warburg Dillon Read LLC described above. Under the stock option agreements pursuant to which the options were granted, one fifth of the options granted to each employee vest on each anniversary of the date of grant; provided, however, that the exercise of any of the options or the sale or other disposition of any shares of Common Stock acquired pursuant to the exercise of such options for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters is prohibited. Additionally, the Company intends to file registration statements under the Securities Act to register all shares of Common Stock subject to then outstanding stock options and Common Stock issuable pursuant to the Plan. The Company expects to file these registration statements following the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject only to the limitations of Rule 144 that are applicable to affiliates, the Lock-up Agreements and the exercise and vesting schedule in the respective stock option agreements. See "Management--Stock Option Plan" and "Shares Eligible for Future Sale."

     Upon the expiration of 180 days after the date of this Prospectus, Windmere and Joel Newman, the Company's Chairman, Chief Executive Officer and
President, together will hold an aggregate of         shares (        shares if
the Underwriters' over-allotment option is exercised in full), as well as options held by Mr. Newman to acquire 175,000 shares, and each will have the right to (i) request that the Company register, as expeditiously as possible, any or all of the Common Stock then owned by such shareholder, including all shares of Common Stock issuable pursuant to any derivative securities of the Company then held by such shareholder and (ii) include such shares of Common Stock in registrations proposed to be effected by the Company. See "Shares Eligible for Future Sale--Registration Rights."


     Following the Offering, the Company may issue its Common Stock from time to time in connection with the acquisition of the assets or capital stock of acquisition targets. Such securities may be issued in registered transactions or in transactions exempt from registration under the Securities Act.


REPAYMENT OF LOANS TO SHAREHOLDERS AND AFFILIATES


     As a result of the Offering, two of the Company's shareholders will receive sufficient funds to enable them to repay all of their indebtedness to the Company. Windmere has agreed to repay a promissory note in the principal amount of $2.0 million due April 15, 2001 and bearing interest at the rate of 8.0% per annum that was issued to the Company as consideration for the purchase of Common Stock. Joel Newman, the Company's Chairman, Chief Executive Officer and President, has agreed to repay an approximately $224,000 loan from the Company that bears interest at the rate of 7.0% per annum and is payable on demand and an approximately $330,000 loan made by the Company to a corporation wholly-owned by Mr. Newman. See "Capitalization," "Management" and "Certain Transactions."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there will be no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or, if a trading market does develop, that it will continue after the Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Underwriters. See "Underwriting" for a description of the factors considered in determining the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the Company or its competitors. Quarterly operating results of the Company, changes in general conditions in the economy or the consumer electronics industry or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, the equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations that occur following completion of the Offering may adversely affect the market price of the Common Stock.


CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of Florida Law and the Articles and Bylaws of the Company may make a change in control of the Company more difficult to effect, even if a change in control were in the shareholders' interest. In addition, the Articles allow the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock, and thereby enable the Board of Directors to inhibit the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock--Provisions with Possible Anti-Takeover Effect."

     Employment agreements between the Company and each of Joel Newman, the Company's Chairman, Chief Executive Officer and President, Hatch Masuda, the Company's Senior Vice President, Design and Product Development, and Leonor Schuck, the Company's Vice President, Finance and Chief Financial Officer, require the Company to pay certain amounts upon termination of employment following certain events, including a change in control of the Company. Such agreements may inhibit a change in control of the Company. See "Management--Employment Agreements and Termination of Employment and Change in Control Arrangements."


BROAD DISCRETION OF MANAGEMENT IN APPLYING PROCEEDS OF OFFERING

     The Company intends to use the net proceeds of the Offering for repayment of certain indebtedness, possible future acquisitions and general corporate purposes. To the extent proceeds are used for purposes other than the repayment of debt, the Company's management will have broad discretion in applying the net proceeds of the Offering. See "Use of Proceeds."


IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of shares of Common Stock in the Offering will experience
immediate and substantial dilution of approximately $        in the net
tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the           shares of
Common Stock offered by the Company (at an assumed initial public offering
price of $        per share, the midpoint of the range of estimated offering prices set forth on the cover page hereof), after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be
approximately $     million. The Company will not receive any of the proceeds
from the sale of any Common Stock by the Selling Shareholders. Of the net
proceeds to the Company, (i) approximately $     million will be used to repay
a portion of the Company's outstanding bank indebtedness, (ii) approximately $11.0 million will be used to repay the outstanding indebtedness of two of its wholly-owned Hong Kong subsidiaries to an affiliate of Windmere, and (iii) the remaining net proceeds will be applied to fund possible future acquisitions and for general corporate purposes. See "Certain Transactions." There are no present understandings, commitments or agreements with respect to any future acquisition. Pending the application of the remaining net proceeds, the Company will invest such proceeds in money market funds or other short-term, investment grade, interest bearing securities.

     As of June 26, 1998, the outstanding balance under the Company's revolving credit facility consisted of $29.8 million, bearing interest at the rate of 8.5% per annum and payable on June 8, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

     Indebtedness of the Company's Hong Kong subsidiaries to be repaid consists of approximately $11.0 million bearing interest at 1.0% above the prime rate of NationsBank, National Association (South) (which prime rate was 8.5% as of March 31, 1998), approximately $6.2 million of which is payable in October 2003, approximately $1.8 million of which is payable in 24 equal quarterly installments from 1998 through 2003 and approximately $3.0 million of which is payable on demand, but not later than October 21, 2003.

     Joel Newman, the Company's Chairman, Chief Executive Officer and President, has agreed with the Company to use a portion of the net proceeds from his sale of Common Stock in the Offering to repay in full an approximately $224,000 loan made by the Company to him and an approximately $330,000 loan made by the Company to a corporation wholly-owned by Mr. Newman. The $224,000 loan bears interest at 7.0% per annum, is unsecured and is payable on demand. The $330,000 loan does not bear interest and is unsecured and payable on demand. Windmere has agreed with the Company to use a portion of the net proceeds from its sale of Common Stock in the Offering to repay in full its 8.0% promissory note due April 15, 2001 in the principal amount of $2.0 million, payable to the Company. See "Capitalization." Windmere issued such promissory note to the Company in consideration for its subscription for Common Stock in April 1996. See "Certain Transactions" and "Principal and Selling Shareholders."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company presently intends to retain all earnings, if any, for the operation and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of cash dividends will be at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company, any restrictions under credit agreements existing from time to time, and such other factors as the Company's Board of Directors may deem relevant. In addition, the Company's new credit facility will contain covenants that restrict the Company from making certain capital and other distributions.

     The Company has invested, and intends to continue to invest, the earnings of its foreign subsidiaries in foreign operations indefinitely, rather than distribute them to the Company. As a result, U.S. income taxes have not been provided for on such undistributed earnings. At December 31, 1996 and 1997, the cumulative amount of undistributed earnings on which the Company had not recognized United States income taxes was approximately $2.2 million and $7.5 million, respectively.

                                CAPITALIZATION

     The following table sets forth the borrowings under lines of credit, current portion of long-term debt and capitalization of the Company as of March 31, 1998 and as adjusted to reflect the net proceeds from the sale by the
Company of         shares of Common Stock offered hereby (at an assumed
offering price of $      per share (the midpoint of the range of estimated
offering prices set forth on the cover page hereof) and after deducting underwriting discounts and commissions and estimated offering expenses), and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                         MARCH 31, 1998
                                                                                  -----------------------------
                                                                                                   PRO FORMA
                                                                                     ACTUAL      AS ADJUSTED(1)
                                                                                  -----------   ---------------
                                                                                         (IN THOUSANDS)
Short-term debt:
 Borrowing under line of credit ...............................................    $ 18,576         $
 Current portion of notes payable to affiliate ................................         330
 Notes payable to shareholders ................................................       7,135
                                                                                   --------         --------
 Total short-term debt ........................................................    $ 26,041         $
                                                                                   ========         ========
Long-term debt:
 Notes payable to affiliate, long-term portion ................................    $  7,785         $
Shareholders' equity:
 Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued
   and outstanding ............................................................          --               --
 Common stock, $0.01 par value; 50,000,000 shares authorized, 10,000,000
   shares outstanding; shares outstanding pro forma as adjusted(2) ............         100
 Additional paid-in capital ...................................................       9,900
 Promissory notes due on purchase of Common Stock(3) ..........................      (5,000)              --
Retained earnings .............................................................       6,791
                                                                                   --------         --------
  Total shareholders' equity ..................................................      11,791
                                                                                   --------         --------
  Total capitalization ........................................................    $ 19,576         $
                                                                                   ========         ========

----------------
(1) Pro forma adjustment reflects the payment of certain share subscription receivables. See note (3) below.
(2) Does not include: (i) an aggregate of 649,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Plan and (ii) an aggregate of 351,000 shares of Common Stock reserved for issuance upon exercise of options available for grant under the Plan. See
     "Management--Stock Option Plan" and "Description of Capital Stock--Options to Purchase Common Stock."
(3) Represents certain share subscription receivables, consisting of promissory notes in the aggregate principal amount of $5.0 million issued to the Company by Windmere as consideration for the purchase of Common Stock. See "Certain Transactions." One promissory note, in the principal amount of $3.0 million, has been repaid in full, and Windmere has agreed to repay in full the other promissory note, in the principal amount of $2.0 million, with a portion of the net proceeds to Windmere from the sale of Common Stock in the Offering. See "Use of Proceeds" and "Principal and Selling Shareholders."

                                   DILUTION

     Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. At March 31, 1998, the net tangible book value of the Company was $8.3 million, or $0.83 per share. Net tangible book value per share is determined by dividing the Company's net tangible book value (tangible assets less total liabilities), by the number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after March 31, 1998, other than to give effect to (i) the issuance and
sale of the        shares of Common Stock offered by the Company hereby (at an
assumed initial public offering price of $      per share, the midpoint of the
range of estimated offering prices set forth on the cover page hereof) after deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Company and (ii) the application of the net proceeds to repay indebtedness as set forth in "Use of Proceeds," the net tangible book value of the Company (assuming payment in full of certain share subscription receivables, see note (a) below and "Certain Transactions") would have been
$       or $      per share. This represents an immediate increase in net
tangible book value of $      per share to existing shareholders and an
immediate dilution in net tangible book value of $      per share to new
investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:


Assumed initial public offering price per share .................................                 $
  Net tangible book value per share at March 31, 1998(1) ........................   $ 0.83
  Increase in net tangible book value per share attributable to new investors ...   ------
Pro forma net tangible book value per share after the Offering ..................                 --------
Dilution per share to new investors .............................................                 $
                                                                                                  ========

----------------
(1) Does not include: (i) an aggregate of 649,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Plan and (ii) an aggregate of 351,000 shares of Common Stock reserved for issuance upon exercise of options available for grant under the Plan. To the extent that such options are eventually exercised, there may be further dilution to new investors. See "Management--Stock Option Plan," "Description of Capital Stock--Options to Purchase Common Stock" and "Shares Eligible for Future Sale." Assuming the Underwriters' over-allotment option is exercised in full, existing shareholders will
    hold shares, or     % of the total number of shares outstanding after the
    Offering, and the number of shares held by new investors will increase by
         shares to       shares, or     % of the total shares of Common Stock
    outstanding after the Offering. See "Principal and Selling Shareholders."


     The following table summarizes as of March 31, 1998, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and new investors purchasing shares in this Offering.


                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                     -----------------------   -------------------------    AVERAGE PRICE
                                       NUMBER      PERCENT        AMOUNT       PERCENT        PER SHARE
                                     ---------   -----------   -----------   -----------   --------------
Existing shareholders(a) .........                        %    $                      %    $
New investors ....................   ---------       -----     -----------       -----
  Total ..........................                   100.0%                      100.0%
                                     =========       =====                       =====

----------------
(a) Assuming payment in full of certain share subscription receivables, consisting of promissory notes in the aggregate principal amount of $5.0 million issued to the Company by Windmere as consideration for the purchase of Common Stock. See "Certain Transactions." One promissory note, in the principal amount of $3.0 million due on April 15, 1998, has been repaid in full, and Windmere has agreed to repay in full the other promissory note, in the principal amount of $2.0 million, with a portion of the net proceeds to Windmere from the sale of Common Stock in the Offering. See "Use of Proceeds" and "Principal and Selling Shareholders."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following Selected Consolidated Financial Data for the years ended December 31, 1995, 1996 and 1997 and as of December 31, 1995, 1996 and 1997 are derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent certified public accountants, except for the financial statements of Durable Electronics Industries Limited, a consolidated subsidiary of the Company, which were audited by Grant Thornton, independent auditors. The following Selected Consolidated Financial Data for the years ended December 31, 1993 and 1994 and as of December 31, 1993 and 1994 present the combination of the financial statements of the Company's predecessors, which financial statements have been audited by a nationally-recognized firm of independent certified public accountants. The income statement data for the three months ended March 31, 1997 and 1998 and the balance sheet data as of March 31, 1998 have been derived from unaudited interim consolidated financial statements contained elsewhere herein, which in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The Selected Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                   YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------
                                               1993           1994           1995           1996           1997
                                          -------------- -------------- -------------- -------------- --------------
STATEMENT OF OPERATIONS:
Net sales ...............................  $      9,228   $      9,490   $     13,353   $     39,060   $    208,417
Cost of products sold ...................         7,602          8,104         11,993         35,172        186,433
                                           ------------   ------------   ------------   ------------   ------------
Gross profit ............................         1,626          1,386          1,360          3,888         21,984
Selling expenses(1) .....................           476            618            846          1,285         10,533
General and administrative expenses .....           690            791          1,155          1,842          4,598
Write-off of advances to affiliate ......            --             --             --            980             --
                                           ------------   ------------   ------------   ------------   ------------
Total expenses ..........................         1,166          1,409          2,001          4,107         15,131
                                           ------------   ------------   ------------   ------------   ------------
Income (loss) from operations ...........           460            (23)          (641)          (219)         6,853
Other (income) expense:
 Interest expense .......................            33             88            307            201          1,763
 Interest and other income ..............          (207)          (117)          (197)          (587)          (581)
                                           ------------   ------------   ------------   ------------   ------------
Total other (income) expense ............          (174)           (29)           110           (386)         1,182
                                           ------------   ------------   ------------   ------------   ------------
Income (loss) before income taxes .......           634              6           (751)           167          5,671
Income tax benefit ......................            --             --             --           (135)          (351)
                                           ------------   ------------   ------------   ------------   ------------
Net income (loss) .......................  $        634   $          6   $       (751)  $        302   $      6,022
                                           ============   ============   ============   ============   ============
Net income (loss) per common share:
 Basic and diluted ......................  $       0.06   $         --   $      (0.08)  $       0.03   $       0.60
Weighted average number of common
 shares outstanding:
 Basic ..................................    10,000,000     10,000,000     10,000,000     10,000,000     10,000,000
 Diluted(2) .............................    10,000,000     10,000,000     10,000,000     10,000,000     10,093,024

                                               THREE MONTHS ENDED
                                                    MARCH 31,
                                          -----------------------------
                                               1997           1998
                                          -------------- --------------
STATEMENT OF OPERATIONS:
Net sales ...............................  $      8,420   $     38,900
Cost of products sold ...................         7,210         35,358
                                           ------------   ------------
Gross profit ............................         1,210          3,542
Selling expenses(1) .....................           543          1,728
General and administrative expenses .....           867          1,986
Write-off of advances to affiliate ......            --             --
                                           ------------   ------------
Total expenses ..........................         1,410          3,714
                                           ------------   ------------
Income (loss) from operations ...........          (200)          (172)
Other (income) expense:
 Interest expense .......................            53            735
 Interest and other income ..............          (122)          (128)
                                           ------------   ------------
Total other (income) expense ............           (69)           607
                                           ------------   ------------
Income (loss) before income taxes .......          (131)          (779)
Income tax benefit ......................          (201)          (285)
                                           ------------   ------------
Net income (loss) .......................  $         70   $       (494)
                                           ============   ============
Net income (loss) per common share:
 Basic and diluted ......................  $       0.01   $      (0.05)
Weighted average number of common
 shares outstanding:
 Basic ..................................    10,000,000     10,000,000
 Diluted(2) .............................    10,000,000     10,309,350

                                                                                           AS OF
                                                     AS OF DECEMBER 31,                  MARCH 31,
                                      ------------------------------------------------- ----------
                                         1993      1994     1995      1996      1997       1998
                                      --------- --------- -------- --------- ---------- ----------
  BALANCE SHEET DATA:
  Cash and cash equivalents .........  $1,432    $1,877    $  434   $ 2,672   $ 2,031    $ 2,210
  Current assets ....................   2,577     6,158     5,318     9,804    62,673     55,468
  Total assets ......................   2,800     6,321     5,492    10,372    68,593     62,056
  Total debt ........................     875     3,438     3,881        28    37,167     33,826
  Total shareholders' equity ........   1,706     1,712       960     6,263    12,285     11,791

---------------
(1) Selling expenses in 1995, 1996, 1997 and the three months ended March 31, 1998 included freight costs of $49,000, $20,000, $4.5 million and $124,000, respectively. Approximately $4.3 million of such freight costs in 1997 were due primarily to the Company's decision to airfreight products to customers during the 1997 holiday season. The additional airfreight costs resulted mainly from delays in bringing the Company's PRC manufacturing facility to required production levels.
(2) Includes the impact of 649,000 shares of Common Stock issuable upon the exercise of outstanding stock options granted under the Company's 1997 Stock Option Plan. See Note 10 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     THE FOLLOWING DISCUSSION ON THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW AND HIGHLIGHTS


     The Company derives substantially all of its revenues from sales of consumer electronic products, including audio, video and telecommunications products, such as televisions, VCRs, home audio products and telephones, as well as portable microwave ovens. The Company currently offers products under licensed and owned brand names, including White-Westinghouse, Admiral, Philco, Craig and Newtech, and also under private labels. The Company sells its products to mass merchandisers, including Kmart and Wal-Mart, and to other retailers, including Rite-Aid, Zellers and Ames.


     Net sales represent gross sales after product returns and warranty claims. For 1995, 1996, 1997 and the three months ended March 31, 1998, product returns approximated 3.8%, 0.8%, 1.6% and 2.3%, respectively, of gross sales. In 1995, 1996, 1997 and the three months ended March 31, 1998, approximately 97.0%, 83.0%, 75.0% and 73.0%, respectively, of the Company's gross sales were made under net sale arrangements, whereby the Company's customers are responsible for product returns, which cannot be returned to the Company. The Company plans to maintain or increase the percentage of sales that are on a net basis, but there can be no assurance that the Company will be successful in maintaining or increasing such percentage. Any increase in the rate of product returns and warranty claims would have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company's revenues are generated principally from three sources:


     (i) DOMESTIC SALES. Domestic sales are made to customers located in the United States and Canada from the Company's inventories maintained at U.S. warehouse facilities. The Company's strategy of selling out of U.S. warehouses enables it to provide timely delivery. The Company purchases products overseas for its own account and warehouses the products in public warehouses in Los Angeles, California, Memphis, Tennessee, Little Rock, Arkansas, and Miami, Florida, and in warehouse space at its main office in Miami, Florida. The Company is responsible for costs of shipping, insurance, customs clearance and duties, storage and distribution related to such warehouse products and, therefore, domestic sales command higher sales prices than import sales. Domestic sales comprised approximately 36% and 30% of the Company's total sales in 1997 and the three months ended March 31, 1998, respectively.


     (ii) IMPORT SALES. Import sales are made by delivering products FOB shipping point. Import sales are made to customers located within or outside the United States who pay pursuant to their own international, irrevocable, transferable letters of credit or on open credit terms with the Company. The Company has the right to draw against the customer's letter of credit, if any, once the products are delivered to the port of embarkation and the appropriate documentation has been presented to the issuing bank within the time periods established by the letter of credit. Import sales comprised approximately 26% and 32% of the Company's total sales in 1997 and the three months ended March 31, 1998, respectively.


     (iii) THIRD-PARTY MANUFACTURER SALES. Third-party manufacturer sales are made in certain circumstances under the Kmart Agreement pursuant to which the Company appointed Kmart as the exclusive "discount department store" in the United States to market and sell certain products under the White-Westinghouse Trademark. See "Business--Brand Portfolio--White-Westinghouse" and "--Strategic Alliances." Under the terms of the Kmart Agreement, the Company supplies Kmart, either through the Company or through other manufacturers, with a broad range of audio, video and telecommunications products. Kmart has the right to procure the manufacture of products from other manufacturers under the White-Westinghouse Trademark on behalf of the Company. In such cases, Kmart has the option of paying the purchase price to third-party manufacturers directly or making such payment to the Company, in which case the Company pays the third-party manufacturers. In addition, Kmart pays the Company a percentage of such purchase price. In the event that Kmart fails to pay a third-party manufacturer, the Company must make such payment. Because the Company is responsible for payment to third-party manufacturers under the Kmart Agreement, the Company records the price paid to third-party manufacturers plus the percentage payable to the Company as revenue and records the price paid to third-party manufacturers as cost of products sold. Gross profit margins on these sales are typically lower than those resulting from domestic or import sales. Third-party manufacturer sales comprised approximately 38% of the Company's total sales in each of 1997 and the three months ended March 31, 1998, respectively.



     Cost of products sold includes both the cost of goods purchased from suppliers and manufacturing costs associated with the Company's PRC manufacturing facility. The Company's PRC manufacturing facility accounted for approximately 7.1% of the Company's product supply in 1997 and 14.7% during the three months ended March 31, 1998. The Company expects to source a higher percentage of its products from this facility in 1998 than it did in 1997. Prior to the Company's acquisition of the facility, the Company had no experience operating a manufacturing facility. In addition, the PRC manufacturing facility commenced operations in early 1997 and at the time of the acquisition was not fully on-line. The Company believes that its future success will depend in part upon its ability to bring the PRC facility fully on-line, to operate the facility effectively and to integrate such manufacturing operations with the other aspects of the Company's operations, including product design and development, sales, distribution and marketing. Cost of products sold also includes freight and duties for domestic sales. Included in cost of products sold are product design and development costs. The Company's product design and development activities generally involve the modification and application of available technologies. Product design and development costs are those costs typically associated with the Company's cosmetic and feature design and testing of its products. The Company's product design and development expenditures were approximately $220,000, $359,000, $727,000 and $147,000 for the years ended December 31, 1995, 1996, 1997 and the three months ended March 31, 1998, respectively.



     The Company's selling expenses are composed of both variable expenses, which generally correlate to sales levels, such as commissions, freight and royalty expenses, and non-variable expenses, including customary selling expenses and the cost of attendance at the annual Consumer Electronics Show and other trade shows. Increases in royalty expenses accounted for the largest portion of the increase in selling expenses in each of the last three years and the three months ended March 31, 1998, except for the $4.3 million increase in freight costs in 1997, which was primarily attributable to the Company's decision to airfreight products to customers during the 1997 holiday season. See "--1997 Compared to 1996."


     General and administrative expenses include office and warehouse space and administrative payroll, among other customary general and administrative expenses. Increases in salary expenses due to an increase in the number of employees as a result of the growth in operations accounted for the largest portion of the increase in general and administrative expenses in each of the last three years and the three months ended March 31, 1998.



     The Company attempts to order products and maintain inventory controls to minimize the costs and risks of inventory obsolescence and the retention of significant inventories, both of which result in financing and other costs. This inventory management strategy is frequently difficult to implement. Such difficulty is increased by the relatively long product development and ordering cycle, the unpredictability of consumer demand and the seasonal nature of the Company's business. Most of the Company's sales take place in the third and fourth quarters of the calendar year, and the Company must build its product inventory well in advance of any sales of such inventory during the year-end buying season. Although the Company does not have any backlog orders, its customers typically provide monthly forecasts which are non-binding commitments. For example, Kmart is required under the

Kmart Agreement to provide such monthly forecasts. Maintaining inventory levels to meet normal demands throughout the year is critical, given the Company's capital requirements and limitations.



     Historically, the Company's Hong Kong operations have generated net income while its U.S. operations have generated losses from operations because the low volume of sales in the United States were insufficient to cover the selling expenses and general and administrative expenses of the Company's U.S. operations. See Note 13 to the Consolidated Financial Statements. In addition, U.S. operations would have generated net income in 1997 had the Company not incurred approximately $4.3 million in additional freight costs due primarily to its decision to airfreight products to customers during the 1997 holiday season. See "--1997 Compared to 1996."


     The Company's earnings in 1997 were from foreign operations where generally the Company is not required to pay income taxes. U.S. income taxes have not been provided on the undistributed earnings of these foreign operations because the Company intends to reinvest these earnings in foreign operations indefinitely.


     The Company effected a 10,000-for-one stock split as of April 3, 1998 in connection with the merger with and into the Company of one of its affiliates, resulting in 10,000,000 shares of Common Stock outstanding. The shareholders and their percentage ownership of the Company and such affiliate at the time of the merger were identical. As a result, this transaction constituted a merger of entities under common control and will be accounted for using the pooling-like method of accounting.


  CERTAIN RELATIONSHIPS.



     Windmere-Durable, through its wholly-owned subsidiary Windmere, owns 50% of the issued and outstanding Common Stock of the Company and 50% of the issued and outstanding common stock of Salton. David Friedson, the Chairman, Chief Executive Officer and President of Windmere-Durable, and Arnold Thaler, a director and senior vice president of Windmere-Durable, are each directors of the Company. Mr. Friedson and Harry Schulman, a senior vice president of Windmere-Durable, are each directors of Salton. Salton and Windmere-Durable have entered into an agreement pursuant to which Salton has the right to purchase all of the shares of Salton common stock held by Windmere. Windmere-Durable has announced that it has received notice from Salton that Salton intends to close such purchase on July 27, 1998. Upon the consummation of the purchase, Messrs. Friedson and Schulman will resign from Salton's board of directors. However, there can be no assurance that Salton will acquire any of the shares of Salton common stock held by Windmere. Pursuant to such agreement, if Salton fails to consummate the purchase of such shares on or prior to October 30, 1998, then Windmere will have the right to acquire all of the shares of Salton common stock that it does not own. There can be no assurance that Windmere will acquire any of the shares that it does not own.



     The Company licenses the White-Westinghouse Trademark from WCI for use in the sale of various audio, video and telecommunications products, as well as portable microwave ovens, in the United States and Canada and licenses the Philco trademark from WCI for use in the sale of portable microwave ovens in the United States and Canada. See "Business--Brand Portfolio." The Company and Kmart have entered into the Kmart Agreement pursuant to which the Company has appointed Kmart as the exclusive "discount department store" to market and sell audio, video and telecommunications products in the United States under the White-Westinghouse Trademark. See "Business--Strategic Alliances." Salton licenses the White-Westinghouse Trademark from WCI for use in the sale of kitchen housewares, personal care products, fans, heaters and electrical air cleaners and humidifiers in the United States and Canada. Salton has entered into the Salton Agreement with Kmart pursuant to which Salton has appointed Kmart as the exclusive "discount department store" for the sale of such products in the United States under the White-Westinghouse Trademark.


     The Company has two wholly-owned subsidiaries, Newtech (Hong Kong) Limited, a Hong company, and Newtech Electronics Industries Limited, a Hong Kong company ("NEIL"). In November 1997, NEIL acquired all of the outstanding capital stock of Durable Electronics Industries Limited, a Hong Kong company ("DEI"), from Durable Electrical Metal Factory Limited, a Hong Kong company

("DEM") which is wholly-owned by Windmere-Durable. DEI operates the Company's PRC manufacturing facility. At the time of the acquisition, DEI was indebted to DEM in the amount of approximately $6.2 million for loans to finance the acquisition of certain fixed assets, capital expenditures and raw materials. Windmere-Durable provides the Company with certain administrative services with respect to the PRC manufacturing facility for a monthly management fee of approximately $11,800. For example, pursuant to this arrangement, Windemere-Durable or its affiliates purchase certain raw materials and other goods and services and pay certain accounts payable and collect certain accounts receivable on behalf of the Company and its subsidiaries, including DEI. Amounts paid by Windmere-Durable or its affiliates on behalf of the Company are reimbursed by the Company. See "Certain Transactions--Windmere--Acquisition of PRC Manufacturing Facility from Windmere."



  ROYALTY PAYMENTS UNDER LICENSE AGREEMENTS.


     The Company licenses certain brand names under which it markets most of its products. These licenses are granted pursuant to license agreements which generally provide for royalty payments based on the value of the goods sold as well as minimum royalty amounts and sales of trademarked products.


     WHITE-WESTINGHOUSE. The Company has an exclusive license from WCI to sell consumer audio, video and telecommunications products in the United States and Canada under the White-Westinghouse Trademark. The initial term of the agreement is through December 31, 1998 and may be extended at the Company's option for up to 14 one-year renewal terms through December 31, 2012. The Company makes royalty payments to WCI equal to a percentage of the net invoice value of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to WCI, payable in quarterly installments. Such minimum royalty payments total approximately $0.2 million during the initial term and increase from a total of approximately $0.5 million during the first renewal term to approximately $1.5 million during the fourteenth renewal term. The royalty payments on the products sold by the Company during the initial term have totaled approximately $3.3 million and have exceeded the applicable minimums by more than 600%. See "Business--Brand Portfolio--White-Westinghouse."



     The Company also has an exclusive license from WCI to sell portable microwave ovens in the United States and Canada under the White-Westinghouse Trademark. The initial term of the agreement is through December 31, 2003 and may be extended at the Company's option for up to six two-year renewal terms through December 31, 2015. The Company makes royalty payments to WCI equal to a percentage of the net invoice value of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to WCI, payable in quarterly installments commencing in the first quarter of 1999. The aggregate of such payments under this license agreement and the Philco license agreement described below total approximately $1.2 million during the initial term and increase from a total of approximately $1.0 million during the first renewal term to approximately $1.4 million during the sixth renewal term. The royalty payments on the products sold by the Company during the initial term have totaled approximately $17,000. See "Business--Brand Portfolio--White-Westinghouse."


     PHILCO. The Company has an exclusive license from WCI to sell portable microwave ovens in the United States and Canada under the Philco brand name. The initial term of the agreement is through December 31, 2003 and may be extended at the Company's option for up to six two-year renewal terms through December 31, 2015. The Company makes royalty payments to WCI equal to a percentage of the net invoice value of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to WCI, payable in quarterly installments commencing in the first quarter of 1999. The aggregate of such payments under this license agreement and the White-Westinghouse license agreement for portable microwave ovens described above total approximately $1.2 million during the initial term and increase from a total of approximately $1.0 million during the first renewal term to approximately $1.4 million during the sixth renewal term. The Company commenced sales under this agreement in May 1998. See "Business--Brand Portfolio--Philco."

     ADMIRAL. The Company has an exclusive license from Maytag Corporation to sell audio and video products in most countries in the Caribbean, South and Central America and Mexico under the Admiral brand name. The initial term of the agreement is through December 31, 2003 and may be extended at the Company's option for up to two five-year renewal terms through December 31, 2013, provided certain performance goals have been achieved during the initial term or the first renewal term, as the case may be. The Company makes annual royalty payments to Maytag Corporation equal to a percentage of the adjusted gross invoice price of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to Maytag Corporation. Such minimum royalty payments total approximately $2.3 million during the initial term, approximately $7.0 million during the first renewal term and approximately $10.0 million during the second renewal term. The Company has made such minimum royalty payments in each year of the initial term, which payments have totaled approximately $449,000. See "Business--Brand Portfolio--Admiral."




  TRADEMARK LITIGATION.


     Pursuant to the Trademark Litigation, CBS seeks an injunction prohibiting the Company, Salton and WCI from using the White-Westinghouse Trademark on certain products and unspecified damages and attorney's fees. An adverse decision could result in the Company being limited in further use of the White-Westinghouse Trademark and in termination or significant modification of the Kmart Agreement, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. The legal costs that may be incurred in defending against this action could be substantial; however, pursuant to an indemnification agreement among WCI, Kmart and Windmere-Durable, WCI is defending and indemnifying Kmart and Windmere-Durable for all costs and expenses for claims, damages and losses, including the costs of litigation, and, pursuant to the license agreements with WCI, WCI is defending and indemnifying Salton and the Company for all costs and expenses for claims, damages and losses, including the costs of litigation. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. The Company believes that its use of the White-Westinghouse Trademark does not infringe upon or otherwise violate CBS's trademark rights. There can be no assurance that WCI will prevail in its lawsuit or that WCI, the Company and their co-defendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its rights under the license agreements described above, including the right to indemnification, although there can be no assurance that the parties to the license agreements will agree on the scope of the indemnity. See "Risk Factors--Trademark Litigation" and "Business--Legal Proceedings."

RESULTS OF OPERATIONS



                                                                                             THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                ---------------------------------------   -------------------------
                                                    1995          1996          1997          1997          1998
                                                -----------   -----------   -----------   -----------   -----------
Net sales ...................................      100.0%         100.0%        100.0%        100.0%       100.0%
Cost of products sold .......................       89.8           90.0          89.5          85.6         90.9
                                                   -----          -----         -----         -----        -----
Gross profit ................................       10.2           10.0          10.5          14.4          9.1
Selling expenses ............................        6.4            3.3           5.1           6.5          4.4
General and administrative expenses .........        8.6            4.7           2.2          10.3          5.1
Write-off of advances to affiliate ..........        0.0            2.5           0.0           0.0          0.0
                                                   -----          -----         -----         -----        -----
Income (loss) from operations ...............      ( 4.8)         ( 0.5)          3.2         ( 2.4)       ( 0.4)
Other (income) expense:
Interest expense ............................        0.9            0.3           0.6           0.4          0.9
Interest expense--related party .............        1.4            0.2           0.2           0.2          1.0
Interest and other income ...................      ( 1.5)         ( 0.8)        ( 0.1)        ( 0.2)       ( 0.1)
Interest income--related party ..............        0.0          ( 0.7)        ( 0.2)        ( 1.2)       ( 0.2)
                                                   -----          -----         -----         -----        -----
Income (loss) before income taxes ...........      ( 5.6)           0.5           2.7         ( 1.6)       ( 2.0)
Income tax benefit ..........................        0.0          ( 0.3)        ( 0.2)          2.4          0.7
                                                   -----          -----         -----         -----        -----
Net income (loss) ...........................      ( 5.6)%          0.8%          2.9%          0.8%       ( 1.3)%
                                                   =====          =====         =====         =====        =====

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997


     NET SALES. Net sales increased $30.5 million, or 362.0%, from $8.4 million for the three months ended March 31, 1997 to $39.0 million. For the three months ended March 31, 1998, 78.5%, 2.3%, 18.2% and 1.0% of sales were attributable to the White-Westinghouse, Admiral, Newtech and Craig brands, respectively. The White-Westinghouse brand showed the largest increase from $3.7 million for the three months ended March 31, 1997 to $30.3 million for the three months ended March 31, 1998, primarily due to the increase in sales to Kmart during such period as a result of the Kmart Agreement entered into in January 1997. In September 1997, the Company obtained a license to sell portable microwave ovens in the United States and Canada under the Philco brand name, and in December 1997 the Company acquired the Craig trademark. The Company commenced sales of various products under the Craig trademark in March 1998 and commenced sales of portable microwave ovens under the Philco brand name in May 1998.


     COST OF PRODUCTS SOLD AND GROSS PROFIT. Cost of products sold for the three months ended March 31, 1998 increased $28.1 million, or 390.4%, from $7.2 million for the three months ended March 31, 1997 to $35.4 million for the three months ended March 31, 1998, primarily due to the increase in the Company's net sales as a result of the agreement entered into with Kmart in January 1997. Gross profit as a percentage of net sales decreased from 14.4% for the three months ended March 31, 1997 to 9.1% for the three months ended March 31, 1998. The decrease was a result of $14.7 million in third-party sales under the Kmart Agreement during the three months ended March 31, 1998. Gross profit margins on such third-party sales are typically lower than those resulting from domestic or import sales. See "--Overview and Highlights." No third-party sales were made during the three months ended March 31, 1997.


     SELLING EXPENSES. Selling expenses for the three months ended March 31, 1998 increased $1.2 million, or 218.4%, to $1.7 million, compared to $0.5 million for the three months ended March 31, 1997. Approximately $0.2 million of such increase was due to a 200% increase in sales commissions from $0.1 million for the three months ended March 31, 1997 to $0.3 million for the three months ended March 31, 1998. Royalty expenses for the three months ended March 31, 1998 increased by $0.4 million, or 400%, from $0.1 million for the three months ended March 31, 1997 to $0.5 million for the three months ended March 31, 1998 due to an increase in sales of branded items on which royalties are payable.


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $1.1 million, or 129.0%, from $0.9 million for the three months ended March 31, 1997 to $2.0 million for the three months ended March 31, 1998. This increase was attributable in part to an increase in salary expense of $0.2 million, or 35.0%, from $0.6 million for the three months ended March 31, 1997 to $0.8 million for the three months ended March 31, 1998 due to an increase in the number of employees as a result of the growth in operations. In addition, depreciation and amortization increased by $0.2 million, or 573%, from $31,000 for the three months ended March 31, 1997 to $0.2 million for the three months ended March 31, 1998. This increase was a result of the acquisition of property and equipment mainly for tooling for new products.


     Total selling, general and administrative expenses as percentage of net sales decreased from 16.8% for the three months ended March 31, 1997 to 9.5% for the three months ended March 31, 1998.


     INTEREST EXPENSE. Interest expense for the three months ended March 31, 1998 increased to $0.7 million from $0.1 million for the three months ended March 31, 1997. The increase for the three months ended March 31, 1998 was primarily the result of increased borrowings to finance the Company's expansion.


     INCOME TAX BENEFIT. The benefit for income taxes remained substantially unchanged for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997.


1997 COMPARED TO 1996


     NET SALES. Net sales increased $169.4 million, or 433.6%, from $39.1 million in 1996 to $208.4 million in 1997. During 1997, 78.4%, 5.1% and 16.6%
of sales were attributable to the White-Westinghouse, Admiral and Newtech brands, respectively. The White-Westinghouse brand showed the largest increase from $13.6 million in 1996 to $163.5 million in 1997, primarily due to the increase in sales to Kmart during 1997 as a result of the Kmart Agreement entered into in January 1997. In September 1997, the Company obtained a license to sell portable microwave ovens in the United States and Canada under the Philco brand name, and in December 1997 the Company acquired the Craig trademark.


     COST OF PRODUCTS SOLD AND GROSS PROFIT. Cost of products sold for 1997 increased $151.3 million, or 430.1%, from $35.2 million in 1996 to $186.4 million in 1997, primarily due to the increase in the Company's net sales as a result of the agreement entered into with Kmart in January 1997. Gross profit as a percentage of net sales increased from 10.0% in 1996 to 10.5% in 1997. The slight improvement was a result of higher audio sales in 1997 ($66.6 million) compared to 1996 ($29.8 million) which on average command higher gross margins than video and third-party sales. This increase was partially offset by third-party sales in 1997 ($79.1 million) which on average have lower gross margins than audio and video sales. The Company had no third-party sales in 1996.



     SELLING EXPENSES. Selling expenses for 1997 increased $9.2 million, or 719.7%, to $10.5 million, compared to $1.3 million in 1996. Approximately $4.5 million of such increase was due to freight costs. The Company incurred approximately $4.3 million in additional freight costs due primarily to its decision to airfreight products to customers during the 1997 holiday season. The additional airfreight costs resulted mainly from delays in bringing Company's PRC facility to required production levels. The Company does not believe that its 1997 freight costs are indicative of future expenses, but there can be no assurance that such delays will not occur in the future and possibly result in increased airfreight costs. Prior to the Company's acquisition of the facility, the Company had no experience operating a manufacturing facility. In addition, the PRC manufacturing facility commenced operations in early 1997 and at the time of the acquisition was not fully on-line. The Company believes that its future success will depend in part upon its ability to bring the PRC facility fully on-line, to operate the facility effectively and to integrate such manufacturing operations with the other aspects of the Company's operations, including product design and development, sales, distribution and marketing. Royalty expenses for 1997 increased by $2.6 million, or 756.3%, from $0.3 million in 1996 to $2.9 million in 1997 as a result of the increase in sales of branded items on which royalties are payable.


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $2.8 million, or 149.5%, from $1.8 million in 1996 to $4.6 million in 1997. This increase was primarily attributable to an increase in salary expense of $1.1 million, or 132.0%, from $0.8 million in 1996 to $1.9 million in 1997 due to an increase in the number of employees as a result of the growth in operations.

     Total selling, general and administrative expenses as a percentage of net sales decreased from 8.0% in 1996 to 7.3% in 1997 (5.1% in 1997 excluding the additional freight costs discussed above).

     WRITE-OFF OF ADVANCES TO AFFILIATE. In 1996, the Company wrote off $1.0 million due from Newtech do Brazil, an affiliate of the Company which closed its operations.

     INTEREST EXPENSE. Interest expense for 1997 increased $1.6 million, or 774.9%, to $1.8 million, compared to $0.2 million in 1996. The increase in 1997 was primarily the result of increased borrowings to finance the Company's expansion in 1997.

     INCOME TAX BENEFIT. The benefit for income taxes increased from a benefit of $0.1 million in 1996 to a benefit of $0.4 million in 1997 as a result of losses incurred during 1997 by the Company's U.S. subsidiary. The Company's earnings in 1997 were from foreign operations where generally the Company is not required to pay income taxes. U.S. income taxes have not been provided on the undistributed earnings of these foreign operations because the Company intends to reinvest these earnings in foreign operations indefinitely.


1996 COMPARED TO 1995

     NET SALES. Net sales increased $25.7 million, or 192.5%, from $13.4 million in 1995 to $39.1 million in 1996. During 1996, 62.9%, 34.8% and 2.3% of net sales were attributable to the Newtech, White-Westinghouse and Admiral brands, respectively. The Newtech brand showed the largest increase from $9.7 million in 1995 to $24.6 million in 1996. This increase was mainly attributable to sales to Wal-Mart.

     COST OF PRODUCTS SOLD. Cost of products sold for 1996 increased $23.2 million, or 193.3%, from $12.0 million in 1995 to $35.2 million in 1996. The increase in cost of products sold was due to increases in the Company's net sales.

     SELLING EXPENSES. Selling expenses increased approximately $0.5 million, or 52.0%, from $0.8 million in 1995 to $1.3 million in 1996. This increase was primarily attributable to an increase in royalties of $0.3 million as a result of sales of White-Westinghouse branded products.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $0.6 million, or 59.5%, from $1.2 million in 1995 to $1.8 million in 1996. This increase was primarily attributable to an increase in salary expense of $0.3 million, or 68.5%, from $0.5 million in 1995 to $0.8 million in 1996 due to an increase in the number of employees as a result of growth in operations.

     Total selling, general and administrative expenses as a percentage of net sales decreased from 15.0% in 1995 to 8.0% in 1996.

     INTEREST EXPENSE. Interest expense decreased slightly from $0.3 million in 1995 to $0.2 million in 1996, primarily due to decreased borrowings.

     INTEREST AND OTHER INCOME. Interest and other income increased $0.4 million from $0.2 million in 1995 to $0.6 million in 1996 as a result of interest income earned by the Company on the promissory notes issued by Windmere as part of its acquisition of 50% of the Company's stock.

QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited quarterly statement of operations data for each quarter of 1997 and the first quarter of 1998. This data has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                1997 QUARTER ENDED                      1998 QUARTER ENDED
                                              ------------------------------------------------------   -------------------
                                               MARCH 31      JUNE 30      SEPT. 30        DEC. 31            MARCH 31
                                              ----------   -----------   ----------   --------------   -------------------
                                                                             (IN THOUSANDS)
Net sales .................................    $ 8,420      $ 27,866      $ 84,628      $ 87,503             $38,900
Gross profit ..............................      1,210         3,372         7,822         9,580               3,542
Income (loss) from operations .............       (201)        1,877         4,172         1,005(1)             (172)
Income (loss) before income taxes .........       (131)        1,919         3,761           123                (779)
Net income (loss) .........................         70         1,480         3,043         1,429                (494)

----------------
(1) Includes approximately $4.3 million of additional freight costs due primarily to the Company's decision to airfreight products to customers during 1997 holiday season. The additional freight costs resulted mainly from delays in bringing the Company's PRC facility to required production levels.


SEASONALITY


     The Company's business is highly seasonal, with operating results varying substantially from quarter to quarter. Approximately 82.5% of the Company's sales in 1997 took place in the third and fourth quarters of the calendar year. In order to facilitate sales during the year-end buying season, the Company must make financial commitments and pay for product inventory and certain expenses well in advance of any sales of such inventory. Typically, the Company expects to experience lower profitability or losses in the first and second quarters of each year for this reason. As a result, if the timing or amount of customer orders fall below the Company's expectations, operating results and cash flows would be materially adversely affected because expenses based on these expectations will have already been incurred.


LIQUIDITY AND CAPITAL RESOURCES


     The Company historically has met its operating cash needs by utilizing borrowings from shareholders and credit arrangements.


     CASH FLOWS FROM OPERATING ACTIVITIES. Net cash used by operating activities was $27.9 million for the twelve months ended December 31, 1997. During the twelve months ended December 31, 1996, operating activities provided net cash of $1.5 million. Working capital changes utilized $34.5 million in cash in 1997, primarily due to increases in accounts receivable and inventory, partially offset by an increase in accounts payable and accrued expenses. Net cash provided by operating activities was $4.6 million for the three months ended March 31, 1998. During the three months ended March 31, 1997, operating activities used $1.2 million in cash. Working capital changes provided $5.2 million in cash in the three months ended March 31, 1998, primarily due to collections of accounts receivable partially offset by increases in inventory and decreases in accounts payable. These changes resulted from a general increase in the Company's business activity.


     CASH FLOWS FROM INVESTING ACTIVITIES. Net cash used in investing activities was $2.2 million and $0.4 million for the twelve months ended December 31, 1997 and 1996, respectively. Substantially all of the $2.2 million in 1997 was attributable to the purchase of property and equipment for the Company's PRC manufacturing facility and the acquisition of the Craig trademark. Net cash used in investing activities was approximately $563,000 and $22,000 for the three months ended March 31, 1998 and 1997, respectively. Substantially all of the $563,000 in the three months ended March 31, 1998 was attributable to purchases of property and equipment mainly for tooling for new products.

     CASH FLOWS FROM FINANCING ACTIVITIES. Net cash provided by financing activities was $29.5 million and $1.1 million for the twelve months ended December 31, 1997 and 1996, respectively. Net cash used in financing activities for the three months ended March 31, 1998 was $3.9 million. During the three months ended March 31, 1997 financing activities provided $48,000 in cash. Cash used in financing activities during the three months ended March 31, 1998 was primarily used to reduce borrowings under the Company's former credit facility.




     The Company has a $105.0 million revolving credit facility with a group of banks led by The National Bank of Canada to finance working capital requirements, including trade finance activities. The facility includes a $2.0 million sub-facility for the issuance of standby letters of credit and a $10.0 million sub-facility for the creation of bankers' acceptances. The facility terminates June 8, 2001 and is secured by substantially all of the Company's assets. As of June 26, 1998, approximately $29.8 million was outstanding under the facility. Under the facility the Company is required to comply with certain financial covenants, including a debt to tangible net worth ratio (the "Leverage Ratio"), a current ratio, an interest coverage ratio and a minimum tangible net worth and is subject to limitations on capital expenditures and capital and other distributions. Availability under the credit facility is based on a formula of eligible receivables, inventories and letters of credit issued by the Company. Availability based on accounts receivable ranges from 40% for unsecured foreign accounts receivable to 90% for accounts receivable from certain customers that are secured by a standby letter of credit. As of June 26, 1998, the Company had an additional $6.4 million available under the credit facility. Interest on advances under the revolving credit is based on the Company's Leverage Ratio. If the Leverage Ratio is less than 2.0 to 1.0, then the Company may select The National Bank of Canada's prime rate or LIBOR plus 2.15%. If the Leverage Ratio is equal to or greater than 2.0 to 1.0, then the Company may select such prime rate or LIBOR plus 2.4%. The Company's obligations under the credit facility are not guaranteed by any shareholder, affiliate or other party.



     On June 8, 1998, the Company used a portion of the funds available under its credit facility to repay in full (i) all outstanding amounts under, and terminate, its previous credit facility, (ii) a $2.0 million working capital loan from Joel Newman, plus accrued and unpaid interest thereon, and (iii) an aggregate of approximately $5.0 million in working capital loans from Windmere, plus accrued and unpaid interest thereon. See "Certain Transactions."


     The Company anticipates that the net proceeds from the Offering, cash provided by operations and borrowings under credit facilities will be sufficient to meet its liquidity requirements for the next 18 to 24 months. In the event that the Company consummates an acquisition, its capital requirements could increase; however, there are no present understandings, commitments or agreements with respect to any future acquisition.


     YEAR 2000 ISSUES. The Company has implemented a Year 2000 program to ensure that its computer systems and applications will function properly beyond 1999. The Company believes that it has allocated adequate resources for this purpose and expects its Year 2000 date conversion program to be completed successfully on a timely basis. Although the ability of third parties with whom the Company transacts business to address their Year 2000 issues is outside the Company's control, the Company is discussing with its vendors and customers the possibility of any interface difficulties which may affect the Company. The Company currently does not expect the costs necessary to address this matter to be material to its financial condition, results of operations or cash flows.


INFLATION


     Inflation has not had a significant impact on the Company in the past three years nor does the Company expect inflation to have a significant impact in the foreseeable future.

                                   BUSINESS


GENERAL


     Newtech Electronics Industries, Inc., established in 1990, designs, sources, manufactures, and markets high-quality, value-priced brand-name consumer electronic products. The Company offers a broad line of audio, video and telecommunications products and selected home appliances, including televisions, VCRs, home audio systems, CD players, cassette players, telephones and portable microwave ovens. The Company's strategy has been to build a portfolio of licensed and owned brand names, including White-Westinghouse, Admiral, Philco, Craig, and Newtech. By having a portfolio of brand names, the Company is able to offer retailers proprietary and flexible merchandising programs. The Company currently sells its products to 15 retailers which operate over 14,000 retail outlets in the United States and Canada, including mass merchandisers such as Kmart and Wal-Mart, and other retailers, including Family Dollar Stores, Ames, Rite-Aid and Zellers. In addition, the Company sells its products to customers in Mexico, the Caribbean and Central and South America. In January 1997, the Company entered into a long-term strategic alliance with Kmart, pursuant to which the Company appointed Kmart as the exclusive "discount department store" to market and sell a broad range of audio, video and telecommunications products in the United States under the White-Westinghouse Trademark. The agreement provides for minimum purchases by Kmart of a total of $1.1 billion of White-Westinghouse brand consumer electronic products in specified yearly increments over a seven-and-a-half-year period. The Company believes that this strategic alliance provides a platform for significant growth. See "-- Strategic Alliances." In large part due to this alliance, from 1996 to 1997, net sales increased 433.6% to $208.4 million from $39.1 million. The Company currently sells products to all other U.S. customers through open purchase orders. The Company plans to grow its business by expanding its customer base, acquiring and licensing additional brand names, expanding the territories and product lines available under its existing licenses, and increasing penetration of existing distribution channels.


THE CONSUMER ELECTRONICS INDUSTRY


     The consumer electronics industry is large and diverse, encompassing a wide variety of technologies and products, including televisions, VCRs, audio systems, CD players, cassette players and telephones. CEMA estimates that total factory sales to the U.S. market in 1997 included approximately $8.4 billion of televisions (including TV/VCR combinations), $2.7 billion of VCRs, $1.7 billion of audio systems, $4.3 billion of CD players (including portable and home CD players), $0.3 billion of cassette players and $5.9 billion of telephones and telephone answering devices. Industry participants have traditionally offered such merchandise using three principal branding strategies and corresponding price points: (i) premium brands, such as Sony and Panasonic; (ii) mass-market brands, such as GE and Magnavox; and (iii) value-priced brands, such as White-Westinghouse and GPX.


STRATEGY


     The Company plans to establish itself as the leading supplier of high quality, value-priced consumer electronic products and selected household appliances. The Company believes that its portfolio of well-recognized brand names, superior design capabilities, flexible and low-cost sourcing and manufacturing and responsive after-sales service provide it with competitive advantages in achieving this goal.


     OPERATING STRATEGY. The Company's operating strategy is based on the following key elements:


   /bullet/ OFFER A PORTFOLIO OF WELL-RECOGNIZED BRAND NAMES. The Company believes that its strategy of offering a portfolio of well-recognized brand names enables retailers to differentiate themselves in the marketplace through proprietary and flexible merchandising programs. For example, the Company's recent strategic alliance with Kmart designates Kmart as the exclusive "discount department store" to market and sell a range of audio, video and telecommunications products in the United States under the White-Westinghouse Trademark.

   /bullet/ OFFER HIGH-QUALITY PRODUCTS OF SUPERIOR DESIGN. The Company has assembled an in-house design and engineering team with significant industry experience and expertise. The Company believes that the superior design and style of its products distinguish them from those of its competitors in the value-priced category and help drive consumer purchasing decisions. In addition, the Company highlights the design and style features of its products with detailed descriptions and illustrations on packaging, which the Company believes further distinguishes its products from those of its competitors.


   /bullet/ MAINTAIN LOW-COST, FLEXIBLE SOURCING AND MANUFACTURING
     CAPABILITIES. The Company's products are manufactured both at the Company's facility in the PRC and at various third-party facilities throughout the world. The Company believes that its manufacturing facility allows flexibility in sourcing products and a better understanding of manufacturing cost and time parameters, which provide the Company with leverage in negotiating with outside manufacturers.


   /bullet/ PROVIDE RESPONSIVE AFTER-SALES SERVICE. The Company believes that after-sales service is an important competitive factor in the consumer electronics industry and that its model of responsive after-sales service is superior to others in the value-priced segment. This model is based on a toll-free interactive phone system that directs callers to independent local service centers staffed by in-house and outsourced personnel who provide basic troubleshooting and advanced technical support, thus enabling the Company to provide responsive service at a reasonable cost to the Company.


     GROWTH STRATEGY. The Company plans to continue to grow its business using a strategy comprised of the following principal elements:


   /bullet/ EXPAND ITS CUSTOMER BASE. The Company believes that it has significant opportunities to increase the number of outlets at which its products are sold. For example, in the second half of 1997, the Company began selling products to Ames, Bradlees, Musicland and Heilig Meyers. Also, the Company has recently received its first purchase order from Zellers, a division of Hudson Bay Company, one of the largest retailers in Canada. The Company plans to pursue additional proprietary strategic alliances similar to its arrangement with Kmart, as well as other merchandising programs.


   /bullet/ ACQUIRE AND LICENSE ADDITIONAL BRAND NAMES. The Company plans to continue to acquire and license additional brand names in order to maximize its ability to provide retailers with proprietary and flexible merchandising programs. Towards this end, in September 1997, the Company obtained a license to sell portable microwave ovens in the United States and Canada under the Philco brand name, the Company's first product offering outside of the consumer electronics industry. In addition, in December 1997, the Company acquired the Craig trademark, a well-recognized brand name in the consumer electronics industry, under which the Company sells a broad range of its audio, video and telecommunications products, as well as portable microwave ovens. Although the acquisition of additional brand names may require the expenditure of funds, the Company believes that entering into new or modified license and distribution agreements will not involve significant costs.


   /bullet/ EXPAND THE SCOPE OF EXISTING BRANDS. The Company plans to continue to negotiate for the expansion of the territories and product lines under its existing brand-name licenses. In September 1997, the Company secured the right to add portable microwave ovens to the consumer electronic products it sells under the White-Westinghouse Trademark in the United States and Canada. In addition, in December 1997, the Company expanded its marketing territory for the Admiral brand name to include Mexico.


   /bullet/ INCREASE PENETRATION OF EXISTING DISTRIBUTION CHANNELS. The
     Company plans to leverage its customer relationships and success in broadening product lines and acquiring and licensing additional brand names to increase product sales to existing customers. The Company believes that this strategy is responsive to the desire of major retailers to source products through fewer vendors.

PRODUCT LINES


     The Company's business consists primarily of the design, sourcing, manufacturing and marketing of high quality televisions, VCRs, audio equipment, mobile audio products, auto sound equipment and radios in the value-priced segment of the consumer electronics industry, as well as high quality, value-priced portable microwave ovens. The Company also manufactures and sells a variety of small consumer electronic products in the value-priced segment, such as telephones, answering machines and clock radios. In 1996 and 1997, the Company introduced approximately 40 and 128 new models, respectively. The Company currently offers over 200 models of consumer electronic products and portable microwave ovens. The Company typically offers the same product, frequently with variations in design and features, under several brand names and treats the same or similar products offered under different brand names as separate models. The Company's products include the following:


                          PRODUCTS (NUMBER OF MODELS)


                                                                                 HOME AND PORTABLE
        TVS AND VCRS (46)           AUTOMOTIVE AUDIO PRODUCTS (30)             AUDIO PRODUCTS (120)
--------------------------------   --------------------------------   --------------------------------------
 /bullet/ Portable black and       /bullet/ CD player radios with     /bullet/ Home audio systems with
  white TVs                        detachable face-plates             single CD player
 /bullet/ Portable color TVs       /bullet/ Trunk mounted             /bullet/ Home audio systems with
 /bullet/ Color TVs with           CD changers                        CD changer systems
  remote control                   /bullet/ AM/FM cassette players,   /bullet/ Portable AM/FM
 /bullet/ TV/VCR combinations      including those with               cassette systems
 /bullet/ VCRs                     detachable face-plates             /bullet/ Portable CD systems with
                                   /bullet/ Amplifiers                detachable speakers
                                   /bullet/ Speakers                  /bullet/ Portable CD stereo systems
                                                                      /bullet/ Portable CD changer
                                                                      stereo systems
                                                                      /bullet/ Personal CD players
                                                                      /bullet/ Personal cassette players
    TELEPHONE PRODUCTS (37)        MICROWAVE OVENS: (12)              /bullet/ Personal sports electronics
--------------------------------   --------------------------------   products designed for use
 /bullet/ Corded and cordless      /bullet/ Microwave ovens with      when exercising or traveling
  telephones                       rotary controls                    /bullet/ Portable radios
 /bullet/ "Feature" telephones     /bullet/ Microwave ovens with      /bullet/ Electronic clock radios
 /bullet/ Answering machines       electronic touchpad controls       /bullet/ Electronic clock radios
 /bullet/ Combination telephone/                                      with CD players
  answering machines                                                  /bullet/ Electronic clock radios with
 /bullet/ Telephone clock radios                                      cassette players
                                                                      /bullet/ Hand-held microcassette
                                                                      recorders

BRAND PORTFOLIO


     The Company owns or licenses certain well-recognized brand names under which it markets most of its products. These licenses are granted pursuant to license agreements which generally provide for royalty payments based on the value of the goods sold, minimum royalty amounts and sales of trademarked products and generally prohibit the Company from entering into license agreements for competing products. The key provisions of the Company's principal license agreements are described below.


 WHITE-WESTINGHOUSE


     In May 1996, the Company entered into a trademark license agreement with WCI which grants the Company the exclusive license to design, manufacture, advertise, sell and promote consumer audio, video and telecommunications products in the United States and Canada under the White-Westinghouse Trademark. The initial term of the agreement is through December 31, 1998, and may be extended at the Company's option for up to 14 one-year renewal terms through December 31, 2012. WCI may, at its option, terminate the agreement during a renewal term if certain minimum sales targets are not met. The Company's sales under the agreement have exceeded the applicable targets by more than 600% during the initial term. The Company makes royalty payments to WCI equal to a percentage of the net invoice value of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to WCI, payable in quarterly installments. Such minimum royalty payments total approximately $0.2 million during the initial term and increase from a total of approximately $0.5 million during the first renewal term to approximately $1.5 million during the fourteenth renewal term. The royalty payments on the products sold by the Company during the initial term have totaled approximately $3.3 million and have exceeded the applicable minimums by more than 600%.



     Pursuant to a separate agreement entered into in September 1997, WCI granted the Company an exclusive license to design, manufacture, advertise, sell and promote portable microwave ovens in the United States and Canada under the White-Westinghouse Trademark. The initial term of this agreement is through December 31, 2003 and may be extended at the Company's option for up to six two-year renewal terms through December 31, 2015. WCI may, at its option, terminate the agreement during a renewal term if certain minimum sales targets are not met. The Company makes royalty payments to WCI equal to a percentage of the net invoice value of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to WCI, payable in quarterly installments commencing in the first quarter of 1999. The aggregate of such payments under this license agreement and the Philco license agreement described below total approximately $1.2 million during the initial term and increase from a total of approximately $1.0 million during the first renewal term to approximately $1.4 million during the sixth renewal term. See "--Strategic Alliances."



 ADMIRAL



     In October 1993, the Company entered into a trademark user agreement with Maytag Corporation ("Maytag") and its wholly-owned subsidiary, Maytag International, Inc., which grants the Company the exclusive license to manufacture and sell audio and video products in most countries in the Caribbean and South and Central America under the Admiral brand name. In January 1997, the Company obtained the right to sell such products in Mexico under the Admiral brand name. The initial term of the agreement is through December 31, 2003, and may be extended at the Company's option for up to two five-year renewal terms through December 31, 2013, provided certain performance goals have been achieved during the initial term or the first renewal term, as the case may be. The agreement may be extended for the first renewal term provided that the Company's average royalty payments in 2001 and 2002 exceed certain minimum levels. The Company makes annual royalty payments to Maytag equal to a percentage of the adjusted gross invoice price of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to Maytag. Such minimum royalty payments total approximately $2.3 million during the initial term, approximately $7.0 million during the first renewal term and approximately $10.0 million during the second renewal term. The Company has made such minimum royalty payments in each year of the initial term, which payments have totaled approximately $449,000.



 PHILCO



     In September 1997, the Company entered into a trademark license agreement with WCI which grants the Company the exclusive license to design, manufacture, advertise, sell and promote portable microwave ovens in the United States and Canada under the Philco brand name. The initial term of the agreement is through December 31, 2003, and may be extended at the Company's option for up to six two-year renewal terms through December 31, 2015. WCI may, at its option, terminate the agreement during a renewal term if certain minimum sales targets are not met. The Company makes royalty payments to WCI equal to a percentage of the net invoice value of the products sold by the Company under the agreement. In addition, the Company must make minimum annual royalty payments to WCI, payable in quarterly installments commencing the first quarter of 1999. The aggregate of such payments under this license agreement and the White-Westinghouse license agreement for portable microwave ovens described above total approximately $1.2 million during the initial term and increase from a total of approximately $1.0 million during the first renewal term to approximately $1.4 million during the sixth renewal term. The Company commenced sales under this agreement in May 1998.



 CRAIG


     In December 1997, the Company purchased certain assets of Craig Consumer Electronics, Inc. ("Craig"), consisting of the Craig trademark and a consumer trade show booth. The Company now owns the registered trademark "Craig" and the associated script logo. The Company sells a broad range of its audio, video and telecommunications products, as well as portable microwave ovens, under the Craig brand name.


 NEWTECH


     The Company has sold its products under the Newtech brand name since its inception in 1990. The Company owns the registered trademark "Newtech" and the associated script logo. See "Trademarks." The Company currently offers a broad range of audio and video products, telephones and related products and portable microwave ovens under the Newtech brand name.


STRATEGIC ALLIANCES


     On January 27, 1997, the Company entered into the Kmart Agreement, pursuant to which the Company appointed Kmart as the exclusive "discount department store" to market and sell a broad range of audio, video and telephone products in the United States under the White-Westinghouse Trademark. The agreement prohibits the Company from granting the right to sell such products under the White-Westinghouse Trademark to certain other "discount department stores," mass merchandisers and specified retailers. The term "discount department store" is defined in the Kmart Agreement as any of a number of specified stores, including Best Buy, Circuit City, Dayton Hudson/Target, Good Guys, Fred Meyer, Office Depot, Office Max, Sears, Service Merchandise, Staples and Wal-Mart.The agreement does not prohibit the Company from granting the right to sell such products outside the U.S., although the Company only has a license to market and sell such products under the White-Westinghouse Trademark in the U.S. and Canada. See "--Brand Portfolio--White-Westinghouse."


     The Kmart Agreement provides for minimum purchases by Kmart which increase throughout its term from $135.0 million for the 18-month period ending June 30, 1998 to $171.0 million for the 12-month period ending June 30, 2004. During 1997 and the three months ended March 31, 1998, Kmart purchased approximately $158.7 million and $28.9 million, respectively, of merchandise from the Company pursuant to the Kmart Agreement, which accounted for approximately 76.0% and 74.0%, respectively, of the Company's net sales. Specified minimums apply to each of the audio, video and telephone categories. The failure of Kmart to purchase the minimum quantities requires the payment of 4.0% of the shortfall with respect to video products and 5.0% for all other products. In the event that aggregate U.S. retail sales in the consumer electronics industry for any particular category decrease by more than 10% in any year from that sold in the prior year, Kmart has the right to reduce the minimum purchase requirements to an amount not less than 80% of the minimum for such period.


     Kmart further has the right to procure the manufacture of products from other manufacturers under the White-Westinghouse Trademark on behalf of the Company, which procurements count toward its minimum purchase requirements. In such cases, Kmart has the option of paying the purchase price to third-party manufacturers directly or making such payment to the Company, in which case the Company pays the third-party manufacturer. In addition, Kmart pays the Company a percentage of such purchase price. The Kmart Agreement provides that in the event Kmart fails to pay a third-party manufacturer, the Company must make the payment. During 1997 and the three months ended March 31, 1998, Kmart purchased approximately $79.1 million and $14.7 million, respectively, of merchandise from third parties under the Kmart Agreement. Because the Company is responsible for payment to the third-party manufacturer, the Company records the price paid to the third-party manufacturer plus the percentage payable to the Company as revenue and records the price paid to the third-party manufacturer as the cost of products sold. Gross profit margins on these sales are typically lower than those resulting from sales of the Company's own products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The initial term of the Kmart Agreement is through June 30, 2004; provided, however, that each of Kmart and the Company have the right, by written notice given prior to June 30, 2000, to terminate the agreement without cause any time after June 30, 2002. Should either party exercise such right, the Company will, after July 31, 2001, have the right to sell the products subject to the Kmart Agreement to any purchaser, including the "discount department stores" prohibited under the agreement. Each of Kmart and the Company further have the right to terminate the agreement without cause on June 30, 2003 and on each June 30 thereafter; in the case of the Company, such termination requires 12 months' notice.



     Kmart also has the right to terminate the agreement upon the termination of the Salton Agreement with Kmart for the sale of kitchen housewares, personal care products, fans, heaters and electrical air cleaners and humidifiers under the White-Westinghouse Trademark. The termination provisions of the Salton Agreement are substantially the same as the those of the Kmart Agreement. In addition, Salton's license agreement with WCI for the sale of kitchen housewares under the White-Westinghouse Trademark expires June 30, 1998, and Salton's license agreement with WCI for the sale of personal care products, fans, heaters and electrical air cleaners and humidifiers under the White-Westinghouse Trademark expires December 31, 1998. Each such license agreement may be extended for 13 one-year periods at the option of Salton, provided that Salton meets certain minimum sales levels. In addition, either party may terminate such license agreements without cause on 12 months' notice beginning in 2001. Windmere-Durable has announced that Salton has notified it of Salton's intention to exercise on July 27, 1998 a contractual right to purchase all of the shares of Salton common stock owned by Windmere, which constitute 50% of Salton's issued and outstanding shares of common stock. Upon the consummation of the purchase, Windmere-Durable's nominees on Salton's board of directors will resign. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Relationships." The Company has no control over the performance or termination of the Salton Agreement with Kmart or Salton's license agreements with WCI. Furthermore, an adverse decision in the Trademark Litigation could result in Salton being limited in further use of the White-Westinghouse Trademark and in termination or significant modification of the Salton Agreement. Windmere-Durable has guaranteed the performance of both the Company and Salton under their respective agreements with Kmart. Kmart also has the right to terminate the Kmart Agreement on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of the Kmart Agreement, whether relating to any or all products. In the Trademark Litigation, CBS seeks, among other things, a preliminary injunction enjoining the Company, Salton, Windmere-Durable and WCI from using the White-Westinghouse Trademark in connection with the sale of certain products, including products in categories representing 42.0% of the products sold by the Company to Kmart under the Kmart Agreement in 1997. Although the Trademark Litigation was pending prior to the execution of the Kmart Agreement, it is possible that the Trademark Litigation may be viewed by Kmart as a claim which Kmart reasonably believes impairs or would impair its ability to receive the benefits of the Kmart Agreement. See "--Legal Proceedings" and "Risk Factors--Dependence on Kmart Agreement."


     In addition to its strategic alliance with Kmart, the Company has entered into alliances with other customers for multi-year purchases of merchandise in exchange for exclusivity in certain territories in Mexico, the Caribbean and Central and South America. The Company plans to enter into other similar merchandising programs. The Company believes that such strategic alliances are responsive to the trend for major retailers to market and sell products under proprietary brands.


PRODUCT DESIGN AND DEVELOPMENT


     Value-priced consumer electronic products typically do not have unique or innovative technical features. Competition in this segment is therefore more dependent on product design, visual appeal and price. As such, the Company recognizes that superior product design provides an important competitive advantage. The Company has assembled an in-house design and engineering team with significant industry experience and expertise for this purpose. The Company believes that the superior design and style of its products distinguish them from those of its competitors in the value-priced category and help drive consumer purchasing decisions. The Company's in-house design and engineering team conducts research activities relating to the improvement of existing products and the development of new products. The design and engineering team presently consists of approximately 10 employees, including engineers, product designers, draftsmen and product managers, whose operations are supported by approximately six outsourced engineers, designers and draftsmen, among others.


     Management believes that the enhancement and extension of the Company's existing products and the development of new product categories have contributed significantly to the Company's growth to date and are necessary for the Company's continued success and growth. The Company's product design and engineering team evaluates new ideas and seeks to develop new products and improvements to existing products to satisfy industry requirements and changing consumer preferences. The Company selects design and manufacturing specifications that adapt and implement available technology and features to satisfy its customers' requirements for quality, product mix and pricing. Company employees work closely with both retailers and suppliers to identify trends in consumer preferences and to generate new product ideas. During 1996 and 1997, the Company introduced approximately 40 and 128 new product models, respectively. The Company also regularly enhances existing products by adding new features and modernizing their design in order to maintain their visual appeal and competitiveness.


     In addition, the Company highlights the design and style features of its products with detailed descriptions and illustrations on packaging, which the Company believes further distinguishes its products from those of its competitors. The Company believes that this packaging strategy makes its products more attractive to consumers as it facilitates an understanding of the product features in retail locations where salespersons may not be available to provide detailed explanations and demonstrations.


     The product design and development process for products sold under licensed brand names also involves product review by the relevant licensor for purposes of quality control. Pursuant to the license agreements with WCI, prior to any use of the White-Westinghouse or Philco brand names, the Company must submit to WCI for its approval specimens of each of the Company's products (including products supplied by third-party manufacturers under the Kmart Agreement, see "--Strategic Alliances") and the related artwork, packaging, advertising and promotional literature that the Company plans to use. Thereafter, the Company must submit to WCI, at four-month intervals, production run samples of each product. Pursuant to the license agreement with Maytag for the Admiral brand name, the Company must submit to Maytag, upon request, performance and failure data, as well as product samples for inspection and testing. In addition, Maytag may from time to time inspect and test the Company's facilities for compliance with quality standards.

SOURCING AND MANUFACTURING


     The Company is responsible for the final design and manufacturing specifications of all of its products. Actual assembly, utilizing components specified by the Company, is either performed at the Company's PRC manufacturing facility or is outsourced to one of approximately 30 independent manufacturers in accordance with specifications mandated by the Company. The Company believes that its manufacturing facility allows flexibility in sourcing products and a better understanding of the manufacturing cost and time parameters, providing it with leverage in negotiating with such independent manufacturers.



     The Company purchased the Hong Kong corporation that owns its PRC manufacturing facility from a subsidiary of Windmere-Durable in November 1997. The facility is leased from the PRC government pursuant to a lease that expires December 31, 2001. The Company currently utilizes the facility for the assembly of audio products. The facility is approximately 182,700 square feet and contains 18 assembly lines and is currently operated by approximately 1,300 of the Company's employees. The facility typically employs up to 300 additional workers during the third and fourth quarters of the calendar year when the substantial majority of the Company's sales typically take place and production is highest in order to fill customer orders. In 1997, this facility accounted for approximately 7.1% of the Company's total product supply and 14.7% during the three months ended March 31, 1998. The Company expects to source a higher percentage of its products from this facility in 1998 than it did in 1997. Prior to the Company's acquisition of the facility, the Company had no experience operating a manufacturing facility. In addition, the PRC manufacturing facility commenced operations in early 1997 and at the time of the acquisition was not fully on-line. The Company believes that its future success will depend in part upon its ability to bring the PRC facility fully on-line, to operate the facility effectively and to integrate such manufacturing operations with the other aspects of the Company's operations, including product design and development, sales, distribution and marketing. For example, in 1997, the Company incurred approximately $4.3 million of freight costs due primarily to the Company's decision to airfreight products to customers during the 1997 holiday season. Such additional airfreight costs resulted mainly from delays in bringing the PRC facility to required production levels. In addition, Windmere-Durable provides certain administrative services for the factory from offices in Hong Kong for a monthly management fee of approximately $11,800. See "Certain Transactions--Windmere."



     During 1997, the Company's three largest independent manufacturers, which are located in the PRC, Indonesia and Malaysia, respectively, supplied approximately 36.0% of the Company's total products. The Company utilizes additional manufacturers located in Indonesia, Malaysia, Mexico, Thailand, the United States and the Philippines. The Company changes suppliers from time to time as market conditions require. Substantially all of these suppliers assemble products with components manufactured by third parties. The Company believes that this is the standard method of operating and contracting for the manufacture of products in the consumer electronics industry. During production, the Company sends employees to the independent manufacturers' facilities to monitor and facilitate timely manufacture and delivery of products produced to the Company's specifications.


     The Company considers its relationships with its independent manufacturers and component suppliers to be good and believes that, absent extreme circumstances affecting the supply of materials or the demand on manufacturing time, the supply of products will be available when needed. The Company does not maintain long-term purchase contracts with manufacturers and operates principally on a purchase order basis. The Company believes that it is not currently dependent on any single manufacturer for any of its products, and that the loss of any one manufacturer would not have a long-term material adverse effect on the Company because other independent manufacturers with which the Company does business, as well as its own facility, would be able to increase production to fulfill the Company's requirements. However, the loss of a supplier or the Company's PRC facility could, in the short-term, materially and adversely affect the Company's business until alternative supply arrangements could be secured.

SALES, DISTRIBUTION AND MARKETING

     The Company sells its products in the United States and Canada to mass merchandisers such as Kmart and Wal-Mart, and to other retailers, including Rite-Aid, Zellers and Ames. In addition, the Company markets and sells its products in Mexico, the Caribbean and South and Central America, primarily through independent distributors.

     The Company has two marketing directors, one executive director of sales and three vice presidents of sales. Two vice presidents of sales are responsible for sales in various regions of North America, and the third is responsible for all sales outside North America, principally South and Central America and the Caribbean. The Company sells its products directly to certain customers and indirectly through independent sales organizations that are paid commissions based on the amount of their net sales.

     The Company does not undertake any direct advertising. However, the Company's retail customers place advertisements that generally promote the Company's brand names in newspapers and other publications, catalogs, flyers, and by display point-of-purchase advertising. The Company markets its products at trade shows, including the Consumer Electronics Show held in Las Vegas, Nevada in January of each year.


GEOGRAPHIC INFORMATION

     The Company operates predominantly in a single industry: the design, sourcing, manufacturing, and marketing of high-quality, value-priced brand-name consumer electronic products. While the Company offers a wide range of items for sale, many of them are manufactured at common production facilities and marketed by a common sales force.

     In addition to its U.S. operations, the Company has subsidiaries in Hong Kong. All significant intercompany revenues and expenses are eliminated in computing revenues and operating income.

     Segment information by geographic area is as follows:

                                                                                       THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                          MARCH 31,
                             -------------------------------------------------   ------------------------------
                                  1995             1996              1997             1997            1998
                             --------------   --------------   ---------------   -------------   --------------
   UNITED STATES
    Net sales ............    $  2,254,301     $14,852,520      $129,530,298      $3,814,777      $24,952,395
    Loss from operations        (1,447,307)       (378,375)         (714,324)       (785,449)        (509,519)

   HONG KONG
    Net sales ............      11,098,710      24,207,616        78,886,314       4,605,164       13,947,787
    Income from
  operations .............         806,739         159,565         7,567,344         585,034          337,199

     Identifiable assets by geographic area are as follows:


                                      DECEMBER 31,
                             ------------------------------      MARCH 31,
                                  1996                             1998
                             -------------        1997        --------------
   United States .........    $7,086,477      $51,667,843      $46,005,496
   Hong Kong .............     3,285,823       16,925,577       16,050,784

CUSTOMERS

     There is a limited number of potential customers that can achieve a broad distribution of the Company's products. Moreover, the Company has been and is highly dependent upon its largest customers and has derived and is expected to derive a substantial percentage of its revenues from such customers. In particular, the Company's largest customer, Kmart, accounted for approximately 76.0% and 74.0% of the Company's net sales during 1997 and three months ended March 31, 1998, respectively. No other customer accounted for more than 10% of the Company's net sales during 1997. In 1996, net sales to each of the following customers represented more than 10% of the Company's net sales:
(i) Kmart represented 37%, (ii) Wal-Mart represented 34%, (iii) Sanyo do Brasil represented 12%, and (iv) Family Dollar Stores represented 11%. The Company's top five customers accounted for approximately 95%, 90% and 86% of net sales during 1996, 1997 and the three months ended March 31, 1998, respectively. The inclusion of even a single product in sales to a particular customer can substantially increase the percentage of the Company's sales accounted for by that customer. The Company believes that it has developed strong relationships with its significant customers.


PRODUCT RETURNS AND WARRANTY CLAIMS


     The Company's net sales represent gross sales after product returns and warranty claims. Product returns and warranty claims result from defective goods, inadequate performance relative to customer expectations, improper packaging, liberal retailer return policies and other causes which are outside the Company's control. For 1995, 1996, 1997 and the three months ended March 31, 1998, product returns and warranty claims approximated 3.8%, 0.8%, 1.6% and 2.3%, respectively, of gross sales. In 1995, 1996, 1997 and the three months ended March 31, 1998, approximately 97.0%, 83.0%, 75.0% and 73.0%, respectively, of the Company's gross sales were made under net sale arrangements, whereby the Company's customers are responsible for product returns, which cannot be returned to the Company. While the Company plans to maintain or increase the percentage of sales that are on a net basis, there can be no assurance that the Company will be successful in maintaining or increasing such percentage.


AFTER-SALES SERVICE


     After-sales service is an important competitive factor in the consumer electronics industry. The Company believes that its combination of dedicated in-house personnel and flexible outsourcing arrangements enables it to provide responsive after-sales service at a reasonable cost to the Company. The Company has contracted with a third party to administer its after-sales service, including operating the toll-free phone system and providing the technical support staff. The Company's after-sales service is made available to customers, retailers and service centers through a toll-free, computerized interactive phone system that (i) directs callers to independent local service centers within their community, (ii) provides basic troubleshooting and general product information and assistance for customers and retailers by trained technical support staff, (iii) provides advanced technical support to customer service centers in order to expedite customer repairs, (iv) takes orders for parts 365 days a year, 24 hours a day, utilizing a world-wide network of purchasing affiliates to offer competitive prices and (v) provides service literature and handles consumer affairs calls and complaints. The Company pays the service administrator a fee for each call handled. The Company's after-sales service is available for both warranty product claims and out-of-warranty product claims. Repairs covered by the Company's 90-day warranty are billed to the Company, and out-of-warranty claims are paid by the customer. In order to ensure the quality of after-sales service, the Company regularly audits the service centers and phone system.


TRADEMARKS


     The Company owns the United States registered trademark "Craig" and the associated script logo. See "--Brand Portfolio--Craig." The Craig trademark has also been registered, or a trademark application is pending, in more than 50 other countries. The Company believes that it has proprietary protection for the Craig trademark in most foreign countries in which the Company currently sells Craig products or plans to do so in the future. The Company owns the United States registered trademark "Newtech" and plans to register the Newtech trademark in the foreign countries in which the Company currently sells Newtech products or plans to do so in the future.

REGULATION


     Most of the Company's customers (as well as several state and local authorities) require that the Company's products meet the safety standards of the Underwriters Laboratories, Inc. The Company's telephones and clock radios sold for use in the United States must be registered with and approved by the FCC, and its portable microwave ovens must be registered with and approved by the FDA. Products sold in Canada must comply with the standards of the Canadian Standards Association. In addition, the Company's products must meet the applicable safety standards imposed by the other countries in which they are sold. The Company has not experienced difficulty in satisfying such standards.


     The Company is also subject to numerous tariffs, duties, charges and assessments on the import of its various products. The Company retains import agencies and expediters to facilitate the import of its products and the payment of these charges and duties. Although these duties and charges have not substantially affected the Company's ability to market its products for delivery in the United States and elsewhere, regulations affecting these charges and duties are subject to change, which could have the effect of increasing the cost of goods imported and sold by the Company. Currently, because certain of the Company's products are manufactured in the PRC, the continual designation of MFN Status for the PRC pursuant to treaties with the United States and stable diplomatic relations with the PRC are critical to the ongoing and continuous supply of products. Additional regulation implemented in the United States or elsewhere could also limit the ability to manufacture, transport, or import goods.


COMPETITION


     The consumer electronics industry is extremely competitive and is dominated by large and well-capitalized companies. The Company competes with the entire consumer electronics industry for consumer dollars, shelf space for products and sales support. The Company's competitors may not rely on external financing or relationships with independent manufacturers to the same extent as the Company. Furthermore, the Company's competitors may have cost advantages depending on labor costs, currency exchange rates and other factors in the countries where their manufacturing operations take place, relative to the countries where the Company's products are manufactured. The Company has adopted a marketing strategy that targets the value-priced segment of the consumer electronics market, which is particularly price sensitive. There is competition among a number of brands in this market segment, including Emerson and GPX. In addition, although Magnavox, GE, Sony and Panasonic brand products are not currently emphasized in the value-priced segment of the market, they do compete with the Company's products for consumer dollars, shelf space and sales support. To the extent that these brands compete directly with the Company's brands on the basis of price, or their product prices were otherwise reduced, the Company's ability to market and sell competitive products could be severely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.


EMPLOYEES


     As of May 30, 1998, the Company had a total of approximately 1,400 full-time employees. Among these employees, approximately 50 were located in the United States, including approximately 45 at the Company's Miami, Florida headquarters, approximately 25 were located in Hong Kong, and approximately 1,325 were located in the PRC, including approximately 1,300 employees who work at the Company's manufacturing facility in Shenzhen in the Province of Goangzau. The facility typically employs up to 300 additional employees during the third and fourth quarters of the calendar year when the substantial majority of the Company's sales typically take place and production is highest in order to fill customer orders. The Company believes that its relationships with its employees are good. The Company is not party to any collective bargaining agreement, nor is the Company aware of any effort to organize employees of the Company into any union or similar labor organization.

LEGAL PROCEEDINGS


     In November 1996, WCI filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation) in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse trademark for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse trademark and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, the Company, Windmere-Durable, Salton and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court. CBS's complaint alleges among other things that WCI's license to the Company to use the White-Westinghouse Trademark on CD players, audio systems that include CD players, VCRs, TV-VCR combinations, headphones, and telephones, telephone answering machines and telephone accessories infringes its right to the Westinghouse trademark. CBS does not appear to be challenging the validity of the Company's license to use the mark on TVs without VCRs, on radios, on audio systems or cassette tape players that do not include CD players, on stereo speakers or on microwave ovens. CBS seeks an injunction prohibiting the Company, Salton and WCI from using the White-Westinghouse Trademark on products not specifically enumerated in the transaction documents, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in the Company being limited in further use of the White-Westinghouse Trademark and in termination or significant modification of the Kmart Agreement, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. The legal costs that may be incurred in defending against this action could be substantial; however, pursuant to an indemnification agreement dated January 23, 1997 by and among WCI, Kmart and Windmere-Durable, WCI is defending and indemnifying Kmart and Windmere-Durable for all costs and expenses for claims, damages and losses, including the costs of litigation, and, pursuant to the license agreements with WCI, WCI is defending and indemnifying Salton and the Company for all costs and expenses for claims, damages and losses, including the costs of litigation. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. The Company believes that its use of the White-Westinghouse Trademark does not infringe upon or otherwise violate CBS's trademark rights. There can be no assurance that WCI will prevail in its lawsuit or that WCI, the Company and their co-defendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its rights under the license agreements described above, including the right to indemnification, although there can be no assurance that the parties to the license agreements will agree on the scope of the indemnity.


     Related proceedings have also been commenced before the Trademark Board of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse and White-Westinghouse trademarks. Although the Company is not a party to those proceedings, some of them relate to the Company's uses of the White-Westinghouse Trademark. Those proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved, it is possible that these proceedings before the Trademark Board will continue and will have a material adverse effect upon the Company's business, financial condition and results of operations.


     The Company is not currently a party to any other pending legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the business, financial condition or results of operations of the Company. The Company is from time to time involved in various legal proceedings, including collection matters and disputes over product defects, individual employment disputes, and similar matters. The Company maintains insurance to attempt to insure against liability associated with a product defect. However, to the extent that any such defect were pervasive in any particular product or line of products, the Company could be required to undertake to recall those products or could be subject to significant exposure with respect to the institution of legal proceedings.

FACILITIES


     The Company's main office and administrative facilities (as well as additional warehouse space) are located in approximately 13,700 square feet of space in Miami, Florida. The Company's lease for this space expires on December 31, 1999 and may be extended at the option of the Company for two one-year renewal terms. Rent under the lease is $8,000 per month. The Company also leases approximately 6,730 square feet of office space in Hong Kong, which contains a showroom and product development facilities. The Company's lease for this space expires on October 12, 1999. Rent under the lease is approximately $5,700 per month. The Company leases an approximately 182,700 square foot manufacturing facility located in Shenzhen in the Province of Goangzau in the PRC. The facility is leased from the PRC government pursuant to a lease that expires December 31, 2001. Rent under the lease is approximately $278,000 per year. The PRC facility currently manufacturers audio products and contains 18 assembly lines.

                                  MANAGEMENT


EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL


     The executive officers, directors and other key personnel affecting the Company's operations are as follows:


             NAME                AGE                             POSITION
-----------------------------   -----   ----------------------------------------------------------
Joel Newman .................   48      Chairman of the Board, President, Chief Executive Officer
                                        and Director
Hatch Masuda ................   58      Senior Vice President, Design and Product Development
Ichiro Okamoto ..............   51      Vice President, Overseas Operations and
                                        Managing Director--Hong Kong
Leonor Schuck ...............   38      Vice President, Finance and Chief Financial Officer
Stuart Slugh ................   43      Vice President, Engineering and After-Sales Service
Vivian Hernandez ............   48      Vice President, Administration
Barry Light .................   39      Director of Marketing
Alejandro Ricardes ..........   40      Vice President, Sales--Caribbean, Europe and
                                        Latin America
Terry Arf ...................   49      Vice President, Sales--West Coast
David M. Friedson ...........   41      Director
Arnold Thaler ...............   59      Director
Noel Shapiro ................   70      Director

     The Company's Board of Directors intends to appoint at least two additional directors who are not affiliated with the Company within 90 days of the consummation of the Offering.


     JOEL NEWMAN has been the Chairman of the Board, President and Chief Executive Officer of the Company since its inception in 1990. In 1978, Mr. Newman formed Cosmo Communications Corp. ("Cosmo"), a distributor and manufacturer of clocks and consumer electronic products, where he served as Chairman and Chief Executive Officer until he sold his interest in Cosmo in 1986. Mr. Shapiro, a Director of the Company, is Mr. Newman's father-in-law.


     HATCH MASUDA has been Senior Vice President, Design and Product Development of the Company since 1996. Prior to that, since 1995 Mr. Masuda served as the Company's Vice President, Design and Product Development. From 1979 through 1995, Mr. Masuda worked as Vice President, Design and Product Development at Emerson Radio Corp.


     ICHIRO OKAMOTO has been Vice President, Overseas Operations of the Company since 1996 and Managing Director--Hong Kong since 1995. Prior to joining the Company, Mr. Okamoto served as Director of Engineering at Emerson Radio Corp. in Hong Kong from 1994 to 1995, as Managing Director of Yorx Corp. in Hong Kong from 1993 to 1994 and as General Manager of Emerson's Tokyo Office from 1986 to 1993.


     LEONOR SCHUCK has been Vice President, Finance and Chief Financial Officer of the Company since 1995. From 1991 to 1995, Ms. Schuck served as the Chief Financial Officer of Bijoux Terner, L.P., a costume jewelry wholesaler. Prior to that, Ms. Schuck worked at Ernst & Young LLP for nine years, the last two years as Senior Manager. Ms. Schuck is a certified public accountant.


     STUART SLUGH has been Vice President, Engineering and After-Sales Service of the Company since 1996, after working in the same capacity at Emerson Radio Corp. since 1983.


     VIVIAN HERNANDEZ has been Vice President, Administration of the Company since 1997. Prior to that, from 1991 to 1997, Ms. Hernandez served as Sales Administrator of the Company.


     BARRY LIGHT has been Director of Marketing of the Company since 1997. Prior to joining the Company, Mr. Light held the same position at Emerson Radio Corp. since 1993. Prior to that, Mr. Light worked at Sharp Electronics Corporation as Product Marketing Manager for Audio from 1989 to 1993.

     ALEJANDRO RICARDES has been Vice President, Sales--Caribbean, Europe and Latin America since 1995. Prior to joining the Company, Mr. Ricardes held several managerial positions in sales at Philco Argentina, Panasonic Chile, and Kelvinator Argentina.


     TERRY ARF has been Vice President, Sales--West Coast of the Company since 1997. Prior to joining the Company, Mr. Arf held several sales and management positions over the past 20 years in the consumer electronics industry with various companies, including Craig Consumer Electronics, Inc., Ryka Inc. and Musicland.


     DAVID M. FRIEDSON has served as a Director of the Company since 1996. Mr. Friedson has served as Chairman of the Board of Windmere-Durable since April 1996, Chief Executive Officer of Windmere-Durable since January 1987 and as President of Windmere-Durable since January 1985.


     ARNOLD THALER has served as a Director of the Company since 1996. Mr. Thaler has served as a Senior Vice President of Windmere-Durable since February 1996 and has served as an Executive Vice President--Product Development, Engineering and Manufacturing of Windmere-Durable since December 1988.


     NOEL SHAPIRO has served as a Director of the Company since its inception in 1990. Mr. Shapiro has served as president of Star Ranch Enterprises Inc., an agricultural and investment company, since 1972 and has served as president of Arrow Construction Corporation, a construction and real estate development company, since 1965. Mr. Shapiro is the father-in-law of Mr. Newman.


CONSULTANTS


     Pursuant to a consulting agreement with Venture Marketing, Inc., the Company is provided with the full time services of two sales consultants. Robert Winer is the sole shareholder of Venture Marketing, Inc. and serves in a capacity equivalent to the Company's Executive Vice President, Sales--North America. Mr. Winer has provided these services since 1996. Prior thereto, Mr. Winer served as Executive Vice President of Sound Design Corp.--GDI Technologies for 18 years. Stewart Katz serves in a capacity equivalent to the Company's Vice President, Sales--East Coast. Mr. Katz has provided these services since 1996. For the prior 20 years, Mr. Katz held several sales and management positions in the consumer electronics industry with various companies, including Emerson Radio Corp. and Yorx Corp. The Company pays Venture Marketing, Inc. for the services of Messrs. Winer and Katz based on a commission structure with respect to net sales. In 1997, the Company paid Venture Marketing, Inc. a total of $120,000 in commissions.


DIRECTORS COMPENSATION



     The Company does not currently pay any fees to directors. The Company intends to pay each director who is not an employee of the Company, Windmere or Windmere-Durable an annual director's retainer of $10,000 and $1,000 for each meeting of the Board, including committee meetings, attended by the director after the consummation of the Offering. The Company also reimburses, and intends to continue to reimburse, all directors for all travel-related expenses incurred in connection with their activities as directors.



COMMITTEES OF THE BOARD OF DIRECTORS


     The Company's Board of Directors intends to establish, within 90 days after the consummation of the Offering, an Audit Committee and a Compensation Committee, each of which will be composed of the two unaffiliated directors that the Board intends to appoint during such period. The Audit Committee will be responsible for reviewing audit functions, including accounting and financial reporting practices of the Company, the adequacy of the Company's system of internal accounting control, the quality and integrity of the Company's financial statements and relations with independent auditors. The Compensation Committee will be responsible for establishing the compensation of the Company's directors, officers and employees, including salaries, bonuses, commission, and benefit plans, administering the Company's stock option plans and other matters relating to compensation.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company during 1997 to the Chief Executive Officer and the other four most highly paid executive officers who were serving as executive officers at the end of 1997 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                            ANNUAL COMPENSATION       COMPENSATION
                                                          ------------------------   -------------
                                                                                       NUMBER OF
                                                                                       SECURITIES
                                                                                       UNDERLYING
NAME AND PRINCIPAL POSITION                                SALARY($)     BONUS($)       OPTIONS
-------------------------------------------------------   -----------   ----------   -------------
Joel Newman, Chairman, President and
  Chief Executive Officer .............................    $400,000      $236,147       175,000
Hatch Masuda, Senior Vice President, Design and
  Product Development .................................     193,236        63,294       125,000
Ichiro Okamoto, Vice President, Overseas Operations and
  Managing Director--Hong Kong ........................     105,384        30,000        60,000
Stuart Slugh, Vice President, Engineering and
  After-Sales Service .................................     110,000         4,135        45,000
Leonor Schuck, Vice President, Finance and
  Chief Financial Officer .............................      88,462        10,828        60,000

----------------
(1) The columns for "Other Annual Compensation" and "All Other Compensation" have been omitted because there is no compensation required to be reported in such columns. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than 10% of the total annual salary and bonus of such officer.


OPTION GRANTS, EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information with respect to grants of options to purchase shares of Common Stock during the fiscal year ended December 31, 1997 to the Named Executive Officers. The amounts shown as potential realizable values on the options are based on assumed annualized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options, as set forth in rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

        STOCK OPTION GRANTS IN THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                                 INDIVIDUAL GRANTS
                         -----------------------------------------------------------------
                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF STOCK PRICE
                                             PERCENT OF                                      APPRECIATION FOR OPTION
                             NUMBER OF      TOTAL OPTIONS                                            TERM(1)
                             SECURITIES      GRANTED TO    EXERCISE OF                     ----------------------------
                            UNDERLYING      EMPLOYEES IN   BASE PRICE
NAME                     OPTIONS GRANTED    FISCAL YEAR    ($/SHARE)    EXPIRATION DATE          5%($)         10%($
------------------------ ----------------- -------------- ------------ -------------------     -------       -------
Joel Newman ............      175,000            27.0%      $  2.00    February 28, 2007       $ 285,058     453,898
Hatch Masuda ...........      125,000            19.3          2.00    February 28, 2007       157,225       398,425
Ichiro Okamoto .........       60,000             9.2          2.00    February 28, 2007        75,468       191,244
Stuart Slugh ...........       45,000             6.9          2.00    February 28, 2007        56,601       143,433
Leonor Schuck ..........       60,000             9.2          2.00    February 28, 2007        75,468       191,244

----------------
(1) The Company determined that the Common Stock had a fair market value of $2.00 on the date of grant.

     The following table sets forth data concerning the value of unexercised options as of December 31, 1997 held by the Company's Named Executive Officers. No options were exercised during fiscal 1997.

                            YEAR-END OPTION VALUES



                                NUMBER OF SECURITIES
                           UNDERLYING UNEXERCISED OPTIONS    VALUE OF UNEXERCISED IN-THE-MONEY
                                 AT FISCAL YEAR-END             OPTIONS AT FISCAL YEAR-END
                           -------------------------------   ---------------------------------
NAME                        EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE(1)
------------------------   -------------   ---------------   -------------   -----------------
Joel Newman ............            --         175,000                --          350,000
Hatch Masuda ...........            --         125,000                --          250,000
Ichiro Okamoto .........            --          60,000                --          120,000
Stuart Slugh ...........            --          45,000                --           90,000
Leonor Schuck ..........            --          60,000                --          120,000

----------------
(1) The Company determined that the Common Stock had a fair market value of $4.00 per share on December 31, 1997.


EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS


     The Company has entered into employment agreements with each of Joel Newman, Hatch Masuda and Leonor Schuck. The employment agreement with Mr. Newman provides for his employment as the Chairman, Chief Executive Officer and President of the Company with a base salary of $475,000 per year, to be increased annually by a percentage equal to the increase in the consumer price index. The employment agreement with Mr. Masuda provides for his employment as the Company's Senior Vice President, Design and Product Development with a base salary of $192,000 per year, to be increased annually by a percentage equal to the increase in the consumer price index. The employment agreement with Ms. Schuck provides for her employment as the Company's Vice President, Finance and Chief Financial Officer with a base salary of $110,000 per year, to be increased annually by a percentage equal to the increase in the consumer price index.


     The term of each employment agreement commences on the date of the consummation of the Offering (the "Commencement Date") and continues until the second anniversary thereof, provided that on the first and each subsequent anniversary of the Commencement Date, such term will automatically be extended for one additional year. Except for termination for cause, each agreement may only be terminated by the giving of notice on , or not more than 60 days prior to, an anniversary of the Commencement Date by either party of its intention not to extend the agreement beyond the remaining two years of the term. Each agreement provides that upon the employee's death, the Company will pay to his or her estate a sum equivalent to one year's base salary. The Company may terminate each employee's employment in the event of his or her disability for a period of 360 consecutive days or more, which termination is effective one year from the date of notice of such termination by the Company. Upon a change in control of the Company (as defined in each agreement), each employee has the option of terminating his or her employment agreement immediately upon notice to the Company, in which event (i) all of the stock options held by such employee will be immediately exercisable and the stock of the Company acquired pursuant to such exercise may be sold subject to no restrictions by the Company (other than those imposed by federal and state securities laws), and (ii) the Company will pay to the employee at the time of such termination a lump sum equal to three times such employee's base salary for the fiscal year in which such termination occurs.



STOCK OPTION PLAN

     Under the Company's 1997 Stock Option Plan (the "Plan"), which became effective as of February 28, 1997, 1,000,000 shares of Common Stock are reserved for issuance upon exercise of stock options granted under the Plan. The Plan is designed as a means to attract and retain qualified and competent persons who provide services to the Company and its subsidiaries. The Board of Directors, or a committee (the "Committee") of two or more non-employee directors appointed by the Board of Directors, will administer and interpret the Plan. The Board of Directors and the Committee each shall be authorized to grant options thereunder to all eligible employees, directors (whether or not also employees of the Company or any of its subsidiaries), consultants and independent contractors of the Company or its subsidiaries. In the event of a change in the Common Stock due to a stock dividend or recapitalization, the Plan provides for appropriate adjustment in the number of shares available for grant under the Plan and the number of shares and the exercise price per share under any option then outstanding under the Plan, so that the same percentage of the Company's issued and outstanding shares shall remain subject to being optioned under the Plan or subject to purchase at the same aggregate exercise price under any such outstanding option, as applicable. Unless otherwise provided in any option, the Committee or the Board of Directors may change the option price and/or number of shares under any outstanding option when, in their discretion, such adjustment becomes appropriate so as to preserve but not increase benefits under the Plan. The aggregate number of shares subject to options granted to any one optionee under the Plan may not exceed 400,000 subject to adjustment as described above. However, no incentive stock options (as defined in Section 422 of the Internal Revenue Code) may be granted to a person who is not also an employee of the Company or a subsidiary.


     The Plan provides for the granting of both incentive stock options and nonqualified stock options. Options may generally be granted under the Plan on such terms and at such prices as determined by the Committee or the Board of Directors, except that the per share exercise price of any incentive stock options cannot be less than the fair market value of a share of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement, but no option may become exercisable after the expiration of ten years from the date of grant. The Board of Directors or Committee may in its sole discretion accelerate the exercisability or vesting of any option or shares previously acquired by the exercise of any options (including, without limitation, in the event of a change in control, as defined in the Plan). Incentive stock options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries must have an exercise price of at least 110% of the fair market value of the Common Stock subject to such option on the date of grant and a term of no more than five years. Incentive stock options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. Nonqualified stock options are also not transferable unless the prior written consent of the Committee or the Board of Directors is obtained and such transfer does not violate Rule 16b-3 under the Securities Exchange Act of 1934. Unless otherwise provided in any option, and subject to such guidelines as the Committee or the Board of Directors may establish, the option price may be paid by cash, certified or official bank check, personal check if accepted by the Committee or the Board of Directors, money order, shares of Common Stock, withholding of shares of Common Stock, any cashless exercise procedure approved by the Committee or the Board of Directors, other consideration deemed appropriate by the Committee or the Board of Directors, or a combination of the above. The Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at the prime rate of the Company's principal lender, (iii) be secured by the shares of Common Stock purchased, and
(iv) contain such other terms as the Committee or the Board of Directors in its sole discretion shall reasonably require. The Board of Directors or the Committee has the authority to amend or terminate the Plan or any options, provided that no such action may substantially impair the rights or benefits of the holder of any outstanding option without the consent of such holder, and provided further that certain amendments to the Plan are subject to shareholder approval. Unless terminated sooner, the Plan will continue in effect until all options granted thereunder have expired or been exercised, provided that no options may be granted after February 28, 2007.


     Options granted under the Plan will be exercisable in accordance with the option agreement executed in connection with such grant. The Company has granted options under the Plan to purchase an aggregate of 649,000 shares of Common Stock to 34 employees. Options to purchase 618,700 shares of Common Stock were granted to 21 employees on February 28, 1997 and remain outstanding on the date hereof. Options to purchase 29,900 shares of Common Stock were granted to 12 employees on October 27, 1997 and remain outstanding on the date hereof. Options to purchase 400 shares of Common Stock were granted to two employees on November 30, 1997, and remain outstanding on the date hereof. One fifth of the options held by each employee vest on each anniversary of the grant thereof. Notwithstanding the foregoing schedule, the option agreements prohibit the exercise of any of the options or the sale or other disposition of any shares of Common Stock acquired pursuant to the exercise of such options for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters.


                             CERTAIN TRANSACTIONS


WINDMERE


     INITIAL WINDMERE INVESTMENT. In April 1996, the Company issued 5,000,000 shares of Common Stock to Windmere in exchange for (i) $3.0 million in cash,
(ii) an 8% unsecured subordinated promissory note of Windmere due April 15, 1998 in the aggregate principal amount of $3.0 million, (iii) an 8% unsecured subordinated promissory note of Windmere due April 15, 2001 in the aggregate principal amount of $2.0 million (together with the 8% subordinated promissory note in (i) above, the "Windmere Notes") and (iv) an 8% unsecured convertible subordinated promissory note of Windmere due April 15, 2001 in the aggregate principal amount of $2.0 million (the "Windmere Convertible Note"). The Company assigned the Windmere Convertible Note to certain holders of its debt in exchange for the repayment in full of such indebtedness. Windmere-Durable and Mr. Newman have agreed that upon the consummation of the Offering, Windmere will transfer 250,000 shares of Common Stock to Mr. Newman. The $3.0 million Windmere Note has been repaid in full. The other Windmere Note has been pledged to the lenders under the Company's credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Windmere has agreed with the Company to use a portion of the net proceeds from its sale of Common Stock in the Offering to repay the $2.0 million Windmere Note in full. See "Use of Proceeds," "Capitalization" and "Principal and Selling Shareholders." Since April 1996, Windmere has paid the Company approximately $685,000 in interest on the Windmere Notes. Upon the consummation of the Offering, the Company will have no loans outstanding to Windmere.


     WINDMERE WORKING CAPITAL LOANS TO THE COMPANY. In June 1997, Windmere loaned to the Company $2.0 million for working capital purposes, in return for which the Company issued to Windmere a $2.0 million unsecured demand subordinated promissory note bearing interest at the rate of 2.0% above the prime rate of NationsBank, National Association (South). In August 1997, Windmere opened four letters of credit on behalf of the Company, for working capital purposes, in return for which the Company issued to Windmere in September 1997 an unsecured demand subordinated revolving promissory note in the principal amount of up to approximately $3.0 million bearing interest at the rate of 2.0% above the prime rate of NationsBank, National Association (South) (the "Revolving Note"). In addition, the Revolving Note provided that Windmere may offset any amounts not paid by the Company thereunder by a reduction in outstanding principal under the remaining Windmere Note. On June 8, 1998, the Company used a portion of the funds available under its credit facility to repay in full the Revolving Note and the $2.0 million note, plus accrued and unpaid interest thereon. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Since June 1997, the Company has paid Windmere approximately $218,000 in interest on these notes. Upon the consummation of the Offering, Windmere will have no loans outstanding to the Company. See "--Acquisition of PRC Manufacturing Facility from Windmere".


     WINDMERE GUARANTY UNDER FORMER CREDIT FACILITY. By an Amendment to Guaranty Agreement dated as of September 15, 1997 between Windmere-Durable and the Company's former lenders, Windmere-Durable increased the limit of its guaranty of the Company's obligations to the lenders under its former credit facility from $3.0 million to $9.0 million. In connection with this increase, the Company, on September 18, 1997, entered into an Indemnification and Security Agreement (the "Indemnification and Security Agreement") with Windmere-Durable pursuant to which the Company granted to Windmere-Durable a security interest in substantially all of the Company's assets, subordinate only to the interest of such lenders. The security interest granted pursuant to the Indemnification and Security Agreement also secured the Company's obligations to Windmere under the Revolving Note.


     The Company and Windmere-Durable agreed that the security interest in the Company's assets granted by the Indemnification and Security Agreement would terminate upon an increase by

Mr. Newman of the limitation of his guaranty of the Company's obligations to the Banks from $3.0 million to $6.0 million. See "--Joel Newman--Newman Collateral and Guaranty under Credit Facility." Such increase in the guaranty would not, however, terminate Windmere's right to offset any amounts due and owing to it by the Company under the Revolving Note against Windmere's payment obligations under the Windmere Notes.

     The parties further agreed that upon any default by the Company under the Revolving Note, the payment by Mr. Newman of one-half of the amount due would also result in the termination of Windmere-Durable's security interest under the Indemnification and Security Agreement, provided, that (i) Mr. Newman had increased the amount of his guaranty as set forth above, (ii) the loan from the Banks had been reduced to $3.0 million or (iii) the guarantees of Windmere-Durable and Mr. Newman to the Banks had been terminated as a result of the repayment and termination of the Company's current credit facility.

     Both the guaranty provided by Windmere-Durable and the guaranty provided by Joel Newman were terminated on June 8, 1998 upon the refinancing of the Company's former credit facility with funds available under the credit facility with The National Bank of Canada. The Company's current credit facility does not include a guaranty by either Windmere-Durable or Mr. Newman.


     ACQUISITION OF PRC MANUFACTURING FACILITY FROM WINDMERE. In the fall of 1997, the Company acquired DEI from DEM, a wholly-owned subsidiary of Windmere-Durable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview and Highlights--Certain Relationships." DEI owns the Company's PRC manufacturing facility. The acquisition was effected through the purchase by NEIL, of (i) certain technology and know-how from DEI on October 1, 1997 for approximately $2.0 million and (ii) of all of the capital stock of DEI from DEM on November 1, 1997 for approximately $1,300 in cash. At the time of the acquisition, DEI was indebted to DEM in the amount of approximately $6.2 million for loans to finance the acquisition of certain fixed assets, capital expenditures and raw materials.


     In connection with the acquisition, (i) DEI granted to DEM a security interest in its fixed assets and inventory to secure its obligation to repay such indebtedness, (ii) DEI assigned NEIL's indebtedness for the $2.0 million purchase price of the technology and know-how to DEM, (iii) DEM made available to DEI a loan for equipment acquisitions and working capital in the amount of up to $500,000 on a demand basis (and due no later than October 31, 2003), which amount may be increased at DEM's discretion, (iv) DEM agreed not to compete in the design, research, development or manufacture of music centers and video compact disc players in the PRC prior to September 30, 2003, (v) DEM agreed to make available to NEIL, without charge, its general manufacturing software program until October 31, 2003, (vi) the Company agreed to guarantee all of NEIL's and DEI's indebtedness to DEM, (vii) NEIL and DEI became obligors under the Company's former credit facility, and (viii) all of the obligations of the Company, NEIL and DEI to DEM were subordinated to their obligations to the lenders under such facility. NEIL and DEI are also obligors under the Company's credit facility with The National Bank of Canada. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     DEI's approximately $6.2 million indebtedness to DEM matures on October 31, 2003. NEIL's $2.0 million indebtedness to DEM is payable in 24 equal quarterly installments from 1998 through 2003, and the outstanding principal amount of such indebtedness is approximately $1.8 million. In addition, the outstanding principal amount of the working capital loan described in clause
(iii) of the preceding paragraph has been increased to approximately $3.0 million. All the indebtedness of NEIL and DEI to DEM described in the foregoing paragraph bears interest at a rate equal to 1.0% percent above the prime rate of NationsBank, National Association (South), and the aggregate outstanding principal amount of such indebtedness is approximately $11.0 million. Since the date of the DEI acquisition, DEI and NEIL have paid DEM approximately $354,000 in principal and interest pursuant to such indebtedness. The Company will use a portion of the proceeds from the sale of Common Stock in the Offering to repay such indebtedness in full. See "Use of Proceeds."

     Windmere-Durable provides the Company with certain administrative services with respect to the PRC manufacturing facility for a monthly management fee of approximately $11,800. For example, pursuant to this arrangement, Windmere-Durable or its affiliates purchase certain raw materials and other goods and services and pay certain accounts payable and collect certain accounts receivable on behalf of the Company and its subsidiaries, including DEI. Amounts paid by Windmere-Durable or its affiliates on behalf of the Company are reimbursed by the Company. Since the date of the DEI acquisition, the Company has paid Windmere-Durable a total of approximately $129,000 under this arrangement.


JOEL NEWMAN


     NEWMAN WORKING CAPITAL LOAN TO THE COMPANY. In July 1997, Mr. Newman loaned the Company $2.0 million for working capital purposes, in return for which the Company issued to Mr. Newman a $2.0 million unsecured demand promissory note. The note bore interest at the rate of 2.0% above the prime rate of NationsBank, National Association (South). On June 8, 1998, the Company used a portion of the funds available under its credit facility to repay the note in full. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Since June 1997, the Company has paid Mr. Newman approximately $106,000 in interest on the note. Upon the consummation of the Offering, Mr. Newman will have no loans outstanding to the Company.


     NEWMAN COLLATERAL AND GUARANTY UNDER CREDIT FACILITY. In 1996 and 1997, the Company paid Mr. Newman approximately $72,000 and $42,000, respectively, in consideration for the pledge by Mr. Newman of certain securities as collateral for the Company's obligations under its then existing credit facility. Such pledge was terminated in July 1997 . In addition, the guaranty provided by Joel Newman under the Company's former credit facility was terminated upon the refinancing and termination of such facility with funds available under the current credit facility with The National Bank of Canada. The current credit facility does not include a guaranty by Mr. Newman.


     COMPANY LOANS TO NEWMAN. During 1995, 1996 and 1997, the Company loaned Mr. Newman an aggregate of approximately $224,000. This loan bears interest at 7.0% per annum, is unsecured and is payable on demand. Mr. Newman has agreed with the Company to use a portion of the net proceeds from his sale of Common Stock in the Offering to repay this loan in full. See "Use of Proceeds" and "Principal and Selling Shareholders." Since 1995, Mr. Newman has paid the Company approximately $52,000 in interest on this loan. Upon the consummation of the Offering, the Company will have no loans outstanding to Mr. Newman.


     AIRCRAFT LEASE. The Company leases a jet aircraft from F Fifty Holdings, Inc., a company owned by Joel Newman ("F Fifty"). Mr. Newman owns 45.0% of the Common Stock on the date of this Prospectus and is the Company's Chairman of the Board, President and Chief Executive Officer. The Company pays an annual fee of $150,000, and when the aircraft is being utilized, the Company pays an additional hourly fee at the current market rate. The Company is not responsible for insurance, fuel costs, crew costs, maintenance costs, landing fees, parking fees, overflight charges or any other such expenses. The term of the lease is from June 1, 1997 through June 30, 2007. Since June 1997, the Company has paid F Fifty a total of approximately $369,000 for the lease of the aircraft. In June 1997, the Company loaned F Fifty approximately $330,000 to purchase the aircraft. This loan does not bear interest and is unsecured and payable on demand. Mr. Newman has agreed with the Company to use a portion of the net proceeds from his sale of Common Stock in the Offering to cause F Fifty to repay this loan in full. See "Use of Proceeds." In 1997, Windmere used the aircraft from time to time and paid the Company approximately $90,000 for such use. Since January 1998, Windmere has leased the aircraft from F Fifty. Windmere pays F Fifty an annual fee of $180,000 and pays no hourly fee, provided it does not use the aircraft for more than 100 hours per year.


     Upon the consummation of the Offering, the Company will have no loans outstanding to or from Mr. Newman, Windmere or any other affililate. The Company does not intend to lend to or borrow from Windmere or Mr. Newman in the future. The Company intends to have its audit committee (composed of two unaffiliated directors) evaluate all existing or proposed transactions with related parties. See "Management--Committees of the Board of Directors."

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information concerning the beneficial ownership of the Common Stock immediately prior to the Offering and as adjusted to reflect the sale of the shares offered by this Prospectus by (i) each of the Company's Named Executive Officers and directors, (ii) each person who is the beneficial owner of 5% or more of the Common Stock and (iii) all executive officers and directors as a group.




                                         SHARES BENEFICIALLY OWNED      NUMBER OF     SHARES BENEFICIALLY OWNED
                                          PRIOR TO THE OFFERING(2)     SHARES TO BE    AFTER THE OFFERING(2)
                                         --------------------------    SOLD IN THE    ------------------------
NAME AND ADDRESS(1)                         NUMBER      PERCENTAGE       OFFERING       NUMBER      PERCENTAGE
--------------------------------------   -----------   ------------   -------------   ----------   -----------
Joel Newman(3)(4) ....................    4,500,000         45.0%                                       %
Windmere(4) ..........................    5,000,000         50.0
Hatch Masuda(5) ......................           --           --                --          --         --
Ichiro Okamoto(6) ....................           --           --                --          --         --
Stuart Slugh(7) ......................           --           --                --          --         --
Leonor Schuck(8) .....................           --           --                --          --         --
David Friedson(9) ....................    5,000,000         50.0
Arnold Thaler(10) ....................           --           --                --          --         --
Cesar Alvarez(11) ....................      500,000          5.0                --     500,000
All directors and Named Executive
  Officers of the Company
  as a group (7 persons)(12) .........    9,500,000         95.0%                                       %

----------------
  *  Less than 1%
 (1) Unless otherwise indicated, the address of each party is c/o the Company, 16550 N.W. 10th Avenue, Miami, Florida 33169.
 (2) Based on 10,000,000 shares outstanding at April 15, 1998 and       as
     adjusted after the Offering. Pursuant to the rules of the Commission, certain shares which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options and warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
 (3) Includes 4,500,000 shares directly owned. Excludes 175,000 shares subject to unexercisable stock options.
 (4) Does not reflect the possible sales of shares upon exercise of the Underwriters' over-allotment option. Joel Newman and Windmere have granted an option to the Underwriters, exercisable for 30 days after the date of
     this Prospectus, to purchase up to an aggregate of       additional shares
     of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. If the Underwriters exercise the option in full, Mr. Newman
     and Windmere will sell       and         shares, respectively, resulting
     in Mr. Newman and Windmere owning         shares (     %) and
     shares (     %), respectively, after the closing of the Offering. See
     "Underwriting." Windmere-Durable and Mr. Newman have agreed that upon the consummation of the Offering, Windmere will transfer 250,000 shares of Common Stock to Mr. Newman. Mr. Friedson is a control person of Windmere. See footnote (9).The address of Windmere is c/o Windmere-Durable Holdings, Inc., 5980 Miami Lakes Drive, Miami Lakes, Florida 33014-9897.
 (5) Excludes 125,000 shares subject to unexercisable stock options.
 (6) Excludes 60,000 shares subject to unexercisable stock options.
 (7) Excludes 45,000 shares subject to unexercisable stock options.
 (8) Excludes 60,000 shares subject to unexercisable stock options.
 (9) Includes 5,000,000 shares (50.0%) held of record by Windmere prior to the Offering. Windmere is a wholly-owned subsidiary of Windmere-Durable. Mr. Friedson is the Chairman of the Board of Directors, Chief Executive Officer, President and a shareholder of Windmere-Durable. Mr. Friedson may, by virtue of his relationship with Windmere-Durable, be deemed to beneficially own the shares of Common Stock held of record by Windmere. Mr. Friedson disclaims beneficial ownership of the shares, except to the extent of his respective investment interests in Windmere and Windmere-Durable. The address of Mr. Friedson is c/o Windmere-Durable Holdings, Inc., 5980 Miami Lakes Drive, Miami Lakes, Florida 33014-9897.
(10) The address of Mr. Thaler is c/o Windmere-Durable Holdings, Inc. 5980 Miami Lakes Drive, Miami Lakes, Florida 33014-9897.
(11) The address of Mr. Alvarez is c/o Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., 1221 Brickell Avenue, 22nd Floor, Miami, Florida 33131.
(12) Includes 4,500,000 shares directly owned by Mr. Newman and 5,000,000 shares directly owned by Windmere. Excludes an aggregate of 465,000 shares subject to unexercisable stock options held by Messrs. Newman, Masuda, Okamoto and Slugh and by Ms. Schuck.

                         DESCRIPTION OF CAPITAL STOCK


AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     The authorized capital stock of the Company consists of (i) 50,000,000
shares of Common Stock, par value $0.01 per share,       of which will be
outstanding upon the consummation of the Offering, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), none of which will be outstanding. The following description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Florida Business Corporation Act (the "FBCA"), as amended from time to time, and the Articles and Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. See "Additional Information."


COMMON STOCK


     The holders of the Common Stock are entitled to one vote per share of record on all matters to be voted upon by shareholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of shareholders at which a quorum is present, for all matters other than the election of directors, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of law or the Articles or Bylaws. Directors will be elected by a plurality of the votes of the shares present at a meeting. There is no cumulative voting with respect to the election of directors (or any other matter).


     The holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. Subject to the rights of holders of Preferred Stock, if any, in the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to participate equally and ratably in all assets remaining after payment of liabilities and distribution of any preferential amount.


     The holders of Common Stock are entitled to receive ratably such dividends as the Board of Directors may declare out of funds legally available therefor, when and if so declared, subject to any preference in favor of outstanding shares of Preferred Stock, if any. The payment by the Company of dividends, if any, rests within the discretion of its Board of Directors and will depend upon the Company's results of operations, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors.


PREFERRED STOCK


     Upon completion of the Offering, no shares of Preferred Stock will be outstanding, and the Company has no present intention to issue any shares of Preferred Stock. The Board of Directors of the Company, without further action by the shareholders, will be authorized to issue from time to time up to 1,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in such series, including, without limitation, relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications and limitations. The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal that some, or a majority, of the shareholders might believe to be in the best interests of the Company or in which shareholders might receive a premium for their stock over the then market price of such stock. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock.


OPTIONS TO PURCHASE COMMON STOCK


     Options to purchase 618,700 shares of Common Stock at an exercise price of $2.00 per share were granted to 21 employees on February 28, 1997 and remain outstanding on the date hereof. Options to purchase 29,900 shares of Common Stock at an exercise price of $4.00 per share were granted to 12 employees on October 27, 1997, and options to purchase 400 shares of Common Stock at an exercise price of $4.00 per share were granted to two employees on November 30, 1997 and remain outstanding on the date hereof. One fifth of the options held by each employee vest on each anniversary of the grant thereof. The option agreements executed by the employees in connection therewith prohibit the exercise of any of the options or the sale or other disposition of any shares of Common Stock acquired pursuant to the exercise of such options for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters. See "Management--Stock Option Plan."


LIMITED LIABILITY AND INDEMNIFICATION



     Under the FBCA, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (3) a circumstance under which an unlawful distribution is made, (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the FBCA.



     The Articles and Bylaws provide that the Company shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify and may advance expenses to all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.


PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECT


     Certain provisions of the FBCA and of the Articles and the Bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders. These provisions may also have the effect of rendering changes in the Board of Directors and management of the Company more difficult. Any discouraging effect upon takeover attempts could potentially depress the market price of the Common Stock or inhibit temporary fluctuations in the market price of the Common Stock that otherwise could result from actual or rumored takeover attempts.


     ANTI-TAKEOVER PROVISIONS OF FLORIDA LAW. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The "Control Share Acquisitions" section of the FBCA generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The "Affiliated Transactions" section of the FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a merger, consolidation, sale of assets, issuance or transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

     The directors of the Company are subject to the "general standards for directors" provisions set forth in the FBCA. These provisions provide that in discharging his or her duties and determining what is in the best interests of the Company, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the Company and its shareholders and the social, economic, legal or other effects of any proposed action on the employees, suppliers or customers of the Company, the community in which the Company operates and the economy in general. Consequently, in connection with any proposed action, the Board of Directors is empowered to consider interests of other constituencies in addition to the Company's shareholders, and directors who take into account these other factors may make decisions which are less beneficial to some, or a majority, of the shareholders than if the law did not permit consideration of such other factors.


     AUTHORIZED BUT UNISSUED SHARES. Subject to the applicable requirements of the Nasdaq National Market, the authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.


     SPECIAL MEETING OF SHAREHOLDERS. The Articles provide that special meetings of shareholders of the Company may be called only by the Board of Directors, the Company's Chief Executive Officer or the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at such special meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors.


     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Articles provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting; provided, however, that in the event of a special meeting or if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated by the previous year's notice of annual meeting, such notice by the shareholder to be timely must be delivered to or mailed and received at the principal executive offices of the Company not later than the close of business on the seventh day following the date on which notice of the date of the meeting is mailed to shareholders or made public, whichever occurs first. The Articles also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.


     VACANCIES. The Articles provide that a vacancy on the Board of Directors occurring from an increase in the number of directors or otherwise may be filled by the vote of a majority of directors then in office, though less than a quorum, or by a sole remaining director.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of the Offering, the Company will have       shares of
Common Stock outstanding, assuming no outstanding stock options are exercised.
Of these shares, the      shares of Common Stock sold in the Offering (
shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable by persons other than affiliates of the Company, without
restriction under the Securities Act. The remaining       shares of Common
Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144 and Rule 701. Commencing 90 days after the
date hereof,       of these shares of Common Stock will become eligible for
sale in the open market, subject to volume and other limitations imposed by Rule 144. In addition, the Company has granted certain registration rights with
respect to holders of       shares of Common Stock (      shares if the
Underwriters' over-allotment option is exercised in full), as well as options to acquire 175,000 shares. Sales of all or a portion of such shares could have a material adverse effect upon the price of the Common Stock. However, the directors, executive officers and Selling Shareholders of the Company have agreed not to sell, contract to sell or otherwise dispose of any of these shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Warburg Dillon Read LLC, as discussed below.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned his or her shares for at least one year (including the prior holding period of any prior owner other than an affiliate) is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of the Common Stock, or the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not or has not been deemed an "affiliate" of the Company for at least three months, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate) would be entitled to sell such shares under Rule 144 without regard to the limitations discussed above.


     In general, under Rule 701, beginning 90 days after the closing of the Offering, certain shares issued upon the exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates and non-affiliates to sell their Rule 701 shares under Rule 144 without complying with the one-year holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in the public market in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares in the public market.


     An aggregate of 1,000,000 shares of Common Stock are reserved for issuance to employees and directors of the Company pursuant to the Plan. Currently, 649,000 shares of Common Stock are issuable under outstanding options granted to employees pursuant to the Plan. With respect to 618,700 such options, which were granted on February 28, 1997, (i) as of the date of this Prospectus, 123,740 will be vested and (ii) 123,740 will vest on each February 28, commencing February 28, 1999. With respect to 29,900 such options, 5,980 will vest on each anniversary of October 27, 1997, the date they were granted. With respect to 400 such options, 80 will vest on each anniversary of November 30, 1997, the date they were granted. Once vested, the shares issuable upon the exercise of all of the foregoing options would be eligible subject to compliance with Rule 701, the stock option agreements and the Lock-up Agreements with Warburg Dillon Read LLC described below. Under the stock option agreements pursuant to which the options were granted, one fifth of the options granted to each employee vest on each anniversary of the date of grant; provided, however, that the exercise of any of the options or the sale or other disposition of any shares of Common Stock acquired pursuant to the exercise of such options for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters is prohibited.



     After consummation of the Offering, the Company intends to file one or more registration statements on Form S-8 with respect to shares of Common Stock issuable under the Plan. See "Management--Stock Option Plan." Shares covered by any such registration statement will be eligible for sale in the public market upon the effectiveness of such registration statement (which occurs immediately upon filing), subject to the limitations of Rule 144 that are applicable to affiliates the Lock-up Agreements described below and the stock option agreements.


     The Company and its executive officers, directors, and Selling Shareholders have agreed with Warburg Dillon Read LLC pursuant to the Lock-up Agreements that they will not sell, contract to sell, pledge, grant any option to purchase, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock or warrants or other rights to purchase or acquire shares of Common Stock or permit the registration of shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Warburg Dillon Read LLC, except, without such consent, the Company may issue and register, and the Company and the Selling Shareholders may sell, the shares of Common Stock offered in the Offering (including the over-allotment). Warburg Dillon Read LLC, in its sole discretion, without notice, may release some or all of the shares subject to Lock-up Agreements from time to time.


     Prior to this Offering there will be no market for the Common Stock, and no accurate prediction can be made of the effect, if any, that market sales of restricted securities or of shares subject to stock options or the availability of these shares for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of any of these shares in the public market could adversely affect prevailing market prices for the Common Stock. See "Risk Factors--Shares Eligible for Future Sale."


REGISTRATION RIGHTS


     Upon the expiration of 180 days after the date of this Prospectus, each of Joel Newman and Windmere has the right to (i) request that the Company register, as expeditiously as possible, any or all of the Common Stock then owned by such shareholder, including all shares of Common Stock issuable pursuant to any derivative securities of the Company then held by such shareholder and (ii) include such shares of Common Stock in registrations proposed to be effected by the Company. In addition, upon receipt of any such request from Mr. Newman or Windmere, the Company must notify the other of such request and offer to include the shares held by such non-requesting shareholder in the registration statement to be filed pursuant to the request. The Company has agreed to indemnify such shareholders against liabilities under the Securities Act in certain circumstances in connection with any such registration statement.

          CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS


     The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a "Non-U.S. Holder." For this purpose, a "Non-U.S. Holder" is any person who is, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, as those terms are defined in section 7701(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The rules classifying trusts as foreign for U.S. federal income tax purposes have changed recently, and a prospective purchaser of Common Stock that is a trust is urged to consult its tax adviser regarding its classification. This discussion does not address tax consequences to U.S. citizens or residents or domestic corporations, partnerships, estates or trusts. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with state, local or foreign tax consequences that may be relevant to a Non-U.S. Holder in light of his particular circumstances. This discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly retroactively. Each prospective purchaser of Common Stock is advised to consult his tax adviser with respect to current and possible future U.S. federal income and estate tax consequences of acquiring, owning and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.



DIVIDENDS


     A dividend paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or at a lower rate that any be specified by an applicable income tax treaty. However, a dividend that is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) is not subject to U.S. withholding tax (provided certain certification and disclosure requirements are satisfied) but instead is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any effectively connected dividend realized by a foreign corporation will be subject, under certain circumstances, to an additional "branch profits tax" at a 30 percent rate or at a lower rate that may be specified by an applicable income tax treaty. A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess tax withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service ("IRS").


     Under U.S. Treasury regulations in effect for payments made before January 1, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury regulations that apply to payments made after December 31, 1999, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding of tax, as discussed below) would be required to satisfy certain certification and other requirements.


GAIN ON DISPOSITION OF COMMON STOCK


     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to U.S. federal income tax pursuant to rules applicable to certain U.S. expatriates and prior lawful permanent residents of the United States or (iv) the Company is or, in certain circumstances, has been a "United States real property holding corporation" for U.S. federal income tax purposes. The Company is not currently and does not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.


     An individual Non-U.S. Holder described in clause (i) above generally will be subject to tax on its net effectively connected gains at regular graduated U.S. federal income tax rates. Gain recognized by a Non-U.S. Holder described in clause (i) above that is a foreign corporation will be subject to tax at regular graduated U.S. federal income tax rates and, in addition, under certain circumstances, will be subject to an additional "branch profits tax" at a 30 percent rate or at a lower rate that may be specified by an applicable income tax treaty. Gain recognized by an individual Non-U.S. Holder described in clause (ii) above, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), will be subject to a 30 percent tax.


FEDERAL ESTATE TAX


     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in the Non-U.S. Holder's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that Non-U.S. Holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and the tax withheld also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement.


     Under U.S. Treasury regulations in effect for payments made before January 1, 2000, backup withholding of tax generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a United States person). Under Treasury regulations that apply to payments made after December 31, 1999, however, a Non-U.S. Holder will be subject to backup withholding of tax, at the rate of 31 percent, unless applicable certification and other requirements are met.


     Payment of the proceeds of a sale of Common Stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock by or through a foreign office of a broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if: (i) the payment is made through an office outside the United States of a broker that, for U.S. federal income tax purposes, is a United States person, a controlled foreign corporation, or a foreign person that derives 50 percent or more of its gross income for a specified period from the conduct of a trade or business in the United States, and (ii) the broker fails to maintain documentary evidence in its records that (a) the beneficial owner is a Non-U.S. Holder and certain other conditions are met or (b) the beneficial owner otherwise is entitled to an exemption.


     Any amounts withheld under the backup withholding rules may be allowed as a refund or as a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                 UNDERWRITING


     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares of Common Stock which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:



                                       NUMBER OF
UNDERWRITERS                             SHARES
-----------------------------------   -----------
Warburg Dillon Read LLC ...........
Jefferies & Company, Inc. .........



                                       ---------
Total .............................
                                       =========

     The Managing Underwriters are Warburg Dillon Read LLC and Jefferies & Company, Inc.


     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.


     The Underwriters propose to offer the shares of Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not to exceed $
per share. The Underwriters may allow, and such dealers may re-allow, a
concession not to exceed $        per share on sales to certain other dealers.
The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.


     The Selling Shareholders have granted to the Underwriters an option for 30 days from the date of the Underwriting Agreement to purchase up to an additional shares of Common Stock from them at the offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made of the shares in connection with this Offering. To the extent the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares proportionate to such Underwriter's initial commitment.


     The Company, each of its directors and executive officers and the Selling Shareholders have agreed that they will not sell, contract to sell, pledge, grant any option to purchase, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase or acquire shares of Common Stock or permit the registration of shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Warburg Dillon Read LLC, except, without such consent, the Company may issue and register, and the Company and the Selling Shareholders may sell, the shares of Common Stock offered in the Offering (including the Underwriters' over-allotment option).


     The Managing Underwriters, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate cover transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the Offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Managing Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     Prior to the Offering, there will be no public market for the Common Stock. Consequently, the initial public offering price for the shares of Common Stock included in the Offering will be determined by negotiation among the Company, the Selling Shareholders and the Managing Underwriters. Among the principal factors to be considered in determining such price are prevailing market and general economic conditions, the revenues and earnings of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and its industry, the present state of the Company's development, an assessment of the Company's management, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company, and other factors deemed relevant. Consideration will also be given to the general state of the securities market, the market conditions for new issues of securities and the demand for similar securities of comparable companies. The Company has applied for listing of the Common Stock on the Nasdaq National Market under the symbol "NTCH."


     The Company and the Selling Shareholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including any liabilities under the Securities Act, or to contribute to payments, the Underwriters may be required to make in respect thereof.


     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.


                                 LEGAL MATTERS


     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and for the Selling Shareholders by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida, and for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. Cesar L. Alvarez, a shareholder of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., owns 500,000 shares of the Company's Common Stock. As to certain matters of Florida Law, Cahill Gordon & Reindel will rely on the opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.


                                    EXPERTS


     The Consolidated Financial Statements of the Company at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their reports thereon appearing elsewhere herein, which, as to the year 1997, is based in part on the report of Grant Thornton, independent auditors. The financial statements referred to above are included in reliance upon reports given upon the authority of such firms as experts in accounting and auditing.


                            ADDITIONAL INFORMATION


     The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Commission under the Securities Act in respect of the Common Stock offered hereby. For purposes of this Prospectus, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement, being qualified by and subject to such reference in all respects.


     As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy and information statements, and other information with the Commission. Reports, registration statements, proxy and information statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of these material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information filed electronically with the Commission. Information concerning the Company will also be available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 2006.


     The Company intends to furnish its shareholders with annual reports containing audited financial statements which have been certified by its independent auditors, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS



                     YEAR ENDED DECEMBER 31, 1996 AND 1997




                                                                 PAGE
                                                                -----
Report of Independent Certified Public Accountants ..........    F-2
Report of Independent Certified Public Accountants ..........    F-3
Audited Consolidated Financial Statements
Consolidated Balance Sheets .................................    F-4
Consolidated Statements of Operations .......................    F-5
Consolidated Statements of Shareholders' Equity .............    F-6
Consolidated Statements of Cash Flows .......................    F-7
Notes to Consolidated Financial Statements ..................    F-9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
Newtech Electronics Industries, Inc.


     We have audited the accompanying consolidated balance sheets of Newtech Electronics Industries, Inc. (formerly New M-Tech Corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Durable Electronics Industries Limited, a wholly-owned subsidiary acquired in 1997, which statement reflects total assets of $6,799,000 at December 31, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Durable Electronics Industries Limited, is based solely on the report of the other auditors.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.


     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Newtech Electronics Industries, Inc. and subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                      /s/ ERNST & YOUNG LLP


Miami, Florida


April 3, 1998, except for
the last paragraph of Note 1,
as to which the date is April 10, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
Durable Electronics Industries Limited
(Formerly known as Durable Electronics Factory Limited)


     We have audited the balance sheet of Durable Electronics Industries Limited (incorporated in Hong Kong with limited liability) as of December 31, 1997, and the related statements of operations and retained earnings and cash flows for the period from November 1, 1997 to December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Durable Electronics Industries Limited as of December 31, 1997, and the results of its operations and retained earnings and its cash flows for the period from November 1, 1997 to December 31, 1997, in conformity with generally accepted accounting principles in the United States of America.




/s/ GRANT THORNTON


Hong Kong
April 2, 1998

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                                                         DECEMBER 31,
                                                               --------------------------------      MARCH 31,
                                                                    1996              1997             1998
                                                               --------------   ---------------   --------------
                                                                                                    (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents .................................    $  2,671,973     $  2,030,726      $  2,209,845
 Short-term investments ....................................       1,297,480        1,400,082         1,402,164
 Accounts receivable, net of allowance for doubtful
   accounts of $73,000 in 1996, $150,000 in 1997,
   and $185,718 at March 31, 1998 ..........................       1,590,019       30,686,010        20,782,058
 Due from affiliates .......................................         100,822        1,349,732           684,728
 Account receivable from officer ...........................         229,551          270,980           224,217
 Inventory .................................................       3,445,807       25,187,800        27,616,486
 Prepaid expenses and other current assets .................         332,859        1,261,348         1,768,260
 Deferred tax asset ........................................         135,474          486,236           780,606
                                                                ------------     ------------      ------------
Total current assets .......................................       9,803,985       62,672,914        55,468,364
Property and equipment, net ................................         379,940        2,177,754         2,589,332
Other assets, net ..........................................         141,775           71,787           469,363
Intangible assets, net .....................................          46,600        3,670,965         3,529,221
                                                                ------------     ------------      ------------
Total assets ...............................................    $ 10,372,300     $ 68,593,420      $ 62,056,280
                                                                ============     ============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Line of credit ............................................    $     27,701     $ 21,796,446      $ 18,575,943
 Accounts payable and bank overdraft .......................       3,802,564       16,395,436        14,084,429
 Due to affiliates .........................................              --               --           309,275
 Notes payable to affiliate, current portion ...............              --          412,005           329,604
 Notes payable to shareholders .............................              --        7,173,564         7,135,390
 Accrued expenses ..........................................         279,234        2,745,649         2,045,003
                                                                ------------     ------------      ------------
Total current liabilities ..................................       4,109,499       48,523,100        42,479,644
Notes payable to affiliate, long-term portion ..............              --        7,785,120         7,785,120
Shareholders' equity:
 Preferred stock, $.01 per value; 1,000,000 shares
   authorized, none issued .................................
 Common stock, $.01 par value; 50,000,000 shares
   authorized, 10,000,000 shares issued ....................         100,000          100,000           100,000
 Additional paid-in capital ................................       9,900,152        9,900,152         9,900,152
 Promissory notes due for purchase of common stock .........      (5,000,000)      (5,000,000)       (5,000,000)
 Retained earnings .........................................       1,262,649        7,285,048         6,791,364
                                                                ------------     ------------      ------------
Total shareholders' equity .................................       6,262,801       12,285,200        11,791,516
                                                                ------------     ------------      ------------
Total liabilities and shareholders' equity .................    $ 10,372,300     $ 68,593,420      $ 62,056,280
                                                                ============     ============      ============

                            See accompanying notes.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                            THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                     MARCH 31,
                                         --------------------------------------------- ----------------------------
                                              1995           1996            1997           1997          1998
                                         -------------- -------------- --------------- ------------- --------------
                                                                                               (UNAUDITED)
Net sales ..............................  $13,353,011    $39,060,136    $208,416,612    $ 8,419,941   $38,900,182
Cost of products sold ..................   11,993,097     35,171,566     186,433,089      7,209,874    35,357,690
                                          -----------    -----------    ------------    -----------   -----------
Gross profit ...........................    1,359,914      3,888,570      21,983,523      1,210,067     3,542,492
Selling expenses .......................      845,541      1,284,872      10,532,664        542,778     1,728,160
General and administrative
 expenses ..............................    1,154,941      1,842,490       4,597,839        867,704     1,986,652
Write-off of advances to affiliate .....           --        980,018              --             --            --
                                          -----------    -----------    ------------    -----------   -----------
Total expenses .........................    2,000,482      4,107,380      15,130,503      1,410,482     3,714,812
                                          -----------    -----------    ------------    -----------   -----------
Income (loss) from operations ..........     (640,568)      (218,810)      6,853,020       (200,415)     (172,320)
Other (income) expense:
 Interest expense ......................      116,788        109,249       1,224,023         34,304       366,394
 Interest expense--
   related party .......................      190,517         92,257         538,885         18,654       369,044
 Interest and other income .............     (196,728)      (302,223)       (165,694)       (19,897)      (25,356)
 Interest income--related party ........           --       (284,931)       (415,831)      (102,593)     (103,038)
                                          -----------    -----------    ------------    -----------   -----------
Total other (income) expense ...........      110,577       (385,648)      1,181,383        (69,532)      607,044
                                          -----------    -----------    ------------    -----------   -----------
Income (loss) before
 income taxes ..........................     (751,145)       166,838       5,671,637       (130,883)     (779,364)
Income tax benefit .....................           --       (135,474)       (350,762)      (200,735)     (285,680)
                                          -----------    -----------    ------------    -----------   -----------
Net income (loss) ......................  $  (751,145)   $   302,312    $  6,022,399    $    69,852   $  (493,684)
                                          ===========    ===========    ============    ===========   ===========
Net income (loss) per
 common share:
 Basic and diluted .....................  $      (.08)   $       .03    $        .60    $       .01   $      (.05)
                                          ===========    ===========    ============    ===========   ===========
Weighted average number of
 common shares outstanding:
 Basic .................................   10,000,000     10,000,000      10,000,000     10,000,000    10,000,000
                                          ===========    ===========    ============    ===========   ===========
 Diluted ...............................   10,000,000     10,000,000      10,093,024     10,000,000    10,309,350
                                          ===========    ===========    ============    ===========   ===========

                                           See accompanying notes.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                               PROMISSORY
                                                             ADDITIONAL       NOTES DUE FOR
                                                               PAID-IN         PURCHASE OF                          TOTAL
                                                COMMON         CAPITAL           COMMON           RETAINED      SHAREHOLDERS'
                                                STOCK       (DEFICIENCY)          STOCK           EARNINGS         EQUITY
                                             -----------   --------------   ----------------   -------------   --------------
Balance at December 31, 1994 .............    $ 50,000       $  (49,848)      $         --      $1,711,482      $ 1,711,634
 Net loss ................................          --               --                 --        (751,145)        (751,145)
                                              --------       ----------       ------------      ----------      -----------
Balance at December 31, 1995 .............      50,000          (49,848)                --         960,337          960,489
 Issuance of 5,000,000 shares
   of common stock for cash
   of $3,000,000 and
   promissory notes (see Note 8) .........      50,000        9,950,000         (5,000,000)             --        5,000,000
 Net income ..............................          --               --                 --         302,312          302,312
                                              --------       ----------       ------------      ----------      -----------
Balance at December 31, 1996 .............     100,000        9,900,152         (5,000,000)      1,262,649        6,262,801
 Net income ..............................          --               --                 --       6,022,399        6,022,399
                                              --------       ----------       ------------      ----------      -----------
Balance at December 31, 1997 .............     100,000        9,900,152         (5,000,000)      7,285,048       12,285,200
 Net loss ................................          --               --                 --        (493,684)        (493,684)
                                              --------       ----------       ------------      ----------      -----------
Balance at March 31, 1998
  (Unaudited) ............................    $100,000       $9,900,152       $ (5,000,000)     $6,791,364      $11,791,516
                                              ========       ==========       ============      ==========      ===========

                            See accompanying notes.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------
                                                        1995             1996             1997
                                                  ---------------- ---------------- ----------------
OPERATING ACTIVITIES
Net income (loss) ...............................  $     (751,145)  $      302,312   $    6,022,399
Adjustments to reconcile net income (loss)
 to net cash (used) provided by operating
 activities:
 Depreciation and amortization of property
  and equipment .................................          27,846           68,034          222,151
 Amortization of intangible assets ..............           5,000            5,000          108,730
 Provision for warranties and
  product returns ...............................              --               --          465,790
 Deferred income taxes ..........................              --         (135,474)        (350,762)
 Provision for bad debts ........................          54,119           85,348          160,102
 Changes in operating assets and liabilities:
  Accounts receivable ...........................         802,544         (785,693)     (29,256,093)
  Inventory .....................................        (186,788)      (1,960,918)     (16,905,441)
  Prepaid expenses and other
    current assets ..............................        (352,096)          19,237          115,956
  Other assets ..................................          (2,217)         (94,422)          69,988
  Due from affiliates ...........................        (664,738)         600,855       (1,845,425)
  Account receivable from officer ...............         (64,738)           2,955          (41,429)
  Accounts payable ..............................         143,477        3,339,391       11,644,498
  Accrued expenses ..............................        (665,317)          91,988        1,703,873
                                                   --------------   --------------   --------------
Net cash (used) provided by
 operating activities ...........................      (1,654,053)       1,538,613      (27,885,663)
INVESTING ACTIVITIES
Purchases of short-term investments .............      (3,405,673)      (3,653,038)      (2,783,602)
Proceeds from redemptions of
 short-term investments .........................       3,215,058        3,578,637        2,681,000
Acquisition of Durable Electronics
 Industries Limited .............................              --               --           (1,292)
Purchase of trademark ...........................              --               --       (1,125,000)
Purchases of property and equipment .............         (41,384)        (372,798)        (984,319)
Proceeds from disposal of property
 and equipment ..................................              --               --               --
                                                   --------------   --------------   --------------
Net cash used in investing activities ...........        (231,999)        (447,199)      (2,213,213)
FINANCING ACTIVITIES
Bank overdraft ..................................              --               --          515,320
Borrowings under line of credit .................      10,828,382       21,907,626       98,383,924
Repayments on the line of credit ................     (10,385,059)     (23,760,843)     (76,615,179)
Decrease in notes payable to shareholders .......              --               --        7,173,564
Decrease in notes payable to affiliates .........              --               --               --
Sale of common stock ............................              --        3,000,000               --
                                                   --------------   --------------   --------------
Net cash provided (used) by financing
 activities .....................................         443,323        1,146,783       29,457,629
                                                   --------------   --------------   --------------
Net (decrease) increase in cash and
 cash equivalents ...............................      (1,442,729)       2,238,197         (641,247)
Cash and cash equivalents, beginning
 of period ......................................       1,876,505          433,776        2,671,973
                                                   --------------   --------------   --------------
Cash and cash equivalents, end of period ........  $      433,776   $    2,671,973   $    2,030,726
                                                   ==============   ==============   ==============



                                                         THREE MONTHS ENDED
                                                             MARCH 31,
                                                  --------------------------------
                                                        1997            1998
                                                  --------------- ----------------
                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss) ...............................  $      69,852   $     (493,684)
Adjustments to reconcile net income (loss)
 to net cash (used) provided by operating
 activities:
 Depreciation and amortization of property
  and equipment .................................         29,992          149,144
 Amortization of intangible assets ..............          1,328          143,378
 Provision for warranties and
  product returns ...............................         27,000         (170,790)
 Deferred income taxes ..........................       (200,741)        (285,680)
 Provision for bad debts ........................          8,500           35,718
 Changes in operating assets and liabilities:
  Accounts receivable ...........................       (339,957)       9,868,234
  Inventory .....................................      1,510,618       (2,428,686)
  Prepaid expenses and other
    current assets ..............................       (131,177)        (506,912)
  Other assets ..................................        (58,762)        (399,210)
  Due from affiliates ...........................        (98,630)         974,278
  Account receivable from officer ...............           (603)          46,763
  Accounts payable ..............................     (1,901,330)      (1,795,687)
  Accrued expenses ..............................        (94,027)        (538,545)
                                                   -------------   --------------
Net cash (used) provided by
 operating activities ...........................     (1,177,937)       4,598,321
INVESTING ACTIVITIES
Purchases of short-term investments .............       (454,139)        (129,179)
Proceeds from redemptions of
 short-term investments .........................        455,811          127,097
Acquisition of Durable Electronics
 Industries Limited .............................             --               --
Purchase of trademark ...........................             --               --
Purchases of property and equipment .............        (24,085)        (575,222)
Proceeds from disposal of property
 and equipment ..................................             --           14,500
                                                   -------------   --------------
Net cash used in investing activities ...........        (22,413)        (562,804)
FINANCING ACTIVITIES
Bank overdraft ..................................             --         (515,320)
Borrowings under line of credit .................      5,584,792       22,290,020
Repayments on the line of credit ................     (5,536,329)     (25,510,523)
Decrease in notes payable to shareholders .......             --          (38,174)
Decrease in notes payable to affiliates .........             --          (82,401)
Sale of common stock ............................             --               --
                                                   -------------   --------------
Net cash provided (used) by financing
 activities .....................................         48,463       (3,856,398)
                                                   -------------   --------------
Net (decrease) increase in cash and
 cash equivalents ...............................     (1,151,887)         179,119
Cash and cash equivalents, beginning
 of period ......................................      2,671,973        2,030,726
                                                   -------------   --------------
Cash and cash equivalents, end of period ........  $   1,520,086   $    2,209,845
                                                   =============   ==============

                                                                     (CONTINUED)

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                                                                                                           THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                          -------------------------------------------   ------------------------
                                                              1995           1996            1997           1997         1998
                                                          -----------   -------------   -------------   -----------   ----------
                                                                                                              (UNAUDITED)
SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid during the period .......................    $302,495      $  214,343      $1,334,914      $683,621      $51,029
                                                           ========      ==========      ==========      ========      =======
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES
Purchase of know-how technology .......................    $     --      $       --      $1,977,613      $     --      $    --
                                                           ========      ==========      ==========      ========      =======
Payment of notes payable to investors by
 assignment of convertible promissory note
 issued by Windmere Corporation .......................    $     --      $2,000,000      $       --      $     --      $    --
                                                           ========      ==========      ==========      ========      =======
Sale of common stock paid by promissory notes .........    $     --      $7,000,000      $       --      $     --      $    --
                                                           ========      ==========      ==========      ========      =======

The consolidated statements of cash flows for the year ended December 31, 1997 excludes the effects of certain noncash activities in connection with the acquisition of Durable Electronics Industries, Limited. The following is a summary of the noncash effects of this transaction:



   Allocation of purchase price:
    Inventory ............................................................    $  4,836,552
    Prepaid expenses and other assets ....................................       1,044,445
    Account receivable from Newtech Electronics Industries, Inc. .........       5,457,478
    Property and equipment ...............................................       1,035,646
    Goodwill .............................................................         630,482
    Note payable to affiliate ............................................      (6,219,512)
    Accounts payable .....................................................      (5,890,532)
    Accrued expenses .....................................................        (296,752)
    Due to affiliate .....................................................        (596,515)
                                                                              ------------
                                                                              $      1,292
                                                                              ============

                            See accompanying notes.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. NATURE OF BUSINESS


     Newtech Electronics Industries, Inc. (formerly New M-Tech Corporation) and its wholly-owned subsidiaries (together the Company) design, source, manufacture, and market high-quality, value-priced brand-name consumer electronic products. The Company offers a broad line of audio, video and telecommunications products and selected home appliances, including televisions, video cassette players and recorders, home audio systems, compact disc players, cassette players, telephones, and portable microwave ovens. The Company offers its products under licensed and owned brand names including White-Westinghouse, Admiral, Philco, Craig and Newtech and also under private labels. The trademark licenses allow the Company to use the brand name in specific parts of the world and distribute specific products under these brands. The Company distributes its products under its own brands on a worldwide basis.


     The Company's business has historically experienced, and the Company expects to continue to experience, seasonal fluctuations in revenue with a larger percentage of revenues typically being realized in the third and fourth fiscal quarters.


     Windmere Corporation (Windmere) owns 50% of the Company's outstanding common stock.


     On April 10, 1998, New M-Tech Corporation changed its name to Newtech Electronics Industries, Inc.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION


     The consolidated financial statements include the accounts of Newtech Electronics Industries, Inc. and its wholly-owned subsidiaries, Newtech (Hong
Kong), Ltd. (NTHK), Durable Electronics Industries Limited (DEI), and Newtech Electronics Industries, Limited (NEI) (formerly known as Pomillio, Ltd.). NTHK, DEI and NEI are foreign corporations organized under the laws of Hong Kong. All significant intercompany balances and transactions have been eliminated in consolidation.


CASH AND CASH EQUIVALENTS


     The Company defines as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.


SHORT-TERM INVESTMENTS


     Short-term investments are composed primarily of U.S. government securities with maturity dates throughout 1998. The Company's short-term investments are recorded at cost, which approximates market value, and are being held to maturity. The short-term investments are pledged as collateral under the Company's credit facility.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

INVENTORY


     Inventory, consisting primarily of consumer electronic products, is stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory cost includes product cost, freight-in, import duties, and other purchasing costs. Inventories consist of the following:


                                       DECEMBER 31,
                               ----------------------------     MARCH 31,
                                   1996            1997            1998
                               ------------   -------------   -------------
   Raw materials ...........   $       --     $ 2,209,760     $ 4,096,313
   Work in process .........           --              --          58,561
   Finished goods ..........    3,445,807      22,978,040      23,461,612
                               ----------     -----------     -----------
                               $3,445,807     $25,187,800     $27,616,486
                               ==========     ===========     ===========

ACCOUNTS RECEIVABLE


     The Company's accounts receivable are primarily due from mass merchandisers and other retailers. Approximately 39%, 72% and 52% of the accounts receivable balance at December 31, 1996 and 1997 and March 31, 1998, respectively, is due from the Company's largest customer, Kmart Corporation (Kmart).


PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded on the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.


INTANGIBLE ASSETS


     Intangible assets consist of the following:



                                              AMORTIZATION           DECEMBER 31,
                                                 PERIOD      ----------------------------     MARCH 31,
                                                 YEARS           1996            1997            1998
                                             -------------   ------------   -------------   -------------
   Trademarks ............................        10          $  62,541      $1,187,541      $1,189,175
   Purchased know-how technology .........         6                 --       1,977,613       1,977,613
   Goodwill ..............................         5                 --         630,482         630,482
                                                              ---------      ----------      ----------
                                                                 62,541       3,795,636       3,797,270
   Accumulated amortization ..............                      (15,941)       (124,671)       (268,049)
                                                              ---------      ----------      ----------
                                                              $  46,600      $3,670,965      $3,529,221
                                                              =========      ==========      ==========

     Trademarks consist of amounts paid for licensing agreements and purchased trademarks which are stated at cost. In December 1997, the Company purchased certain assets of Craig, including the Craig trademark, for approximately $1,125,000. Trademark costs also include registration fees incurred to register the trademarks in various countries.

     The know-how technology purchased from DEI on October 1, 1997 includes rights to certain technology consisting of the know-how, use of certain computer software, drawings and other technical information regarding the production of audio products.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Goodwill represents the excess of cost over fair value of net assets acquired. The Company reviews the carrying value of intangible assets on an ongoing basis. When factors indicate that an intangible asset may be impaired, the Company uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the unamortized cost of the intangible asset is written down to its estimated fair value. No such write down has occurred for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998.


REVENUE RECOGNITION


     The Company recognizes revenues when title to the goods is passed to the customer. Generally, this occurs when the products are shipped to its customers.


     Third party manufacturer sales are made in certain circumstances under the Company's agreement with Kmart (see Note 12). Kmart has the right to procure the manufacture of products from other manufacturers on behalf of the Company. In such cases, Kmart pays to the Company the amount payable to the third party manufacturers plus a percentage of such price. Kmart has the option of paying third party manufacturers directly or making payment to the Company, in which case the Company pays the third party manufacturers. In the event that Kmart fails to make payment to a third party manufacturers, the Company remains responsible for the payment to the third party manufacturers.


     The Company records the selling price to Kmart as revenue and records the amount payable to the third party manufacturers as cost of products sold. Sales by third party manufacturers under the Kmart agreement amounted to approximately $79,100,000 and $14,700,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. There were no such sales for the years ended December 31, 1995, 1996, and the three months ended March 31, 1997.


ALLOWANCE FOR WARRANTIES AND PRODUCT RETURNS


     The Company's products are generally sold with a warranty. In the case of defects in material or workmanship, the Company agrees to replace or repair the defective product without charge during the warranty period, generally ninety days from the date of sale.


     The effect of warranty and product returns is estimated based on historical experience and sales are recorded net of a provision for estimated returns. At December 31, 1996 and 1997 and at March 31, 1998, the Company's allowance for warranties and product returns is reflective of the historical claims and returns experience. In 1995, 1996 and 1997, approximately 97%, 83% and 75%, respectively and for the three months ended March 31, 1997 and 1998 approximately 57% and 73%, respectively, of the Company's gross sales were under net sales arrangements whereby the Company's customers are responsible for product defects. The allowance for warranties and product returns was determined by management to be zero at December 31, 1995 and 1996, $465,790 at December 31, 1997 and $295,000 at March 31, 1998.

     The Company's product returns were $480,570, $120,869 and $2,004,185 for the years ended December 31,1995, 1996 and 1997, respectively, and $30,569 and $1,027,000 for the three months ended March 31, 1997 and 1998, respectively. The product returns do not include recoveries for sales to third parties of $227,920 and $362,445 for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively. For the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, there were no sales to third parties of product returns. Product returns, net of sales to third parties, were $1,776,265 and $664,555 for the year ended December 31, 1997 and for the three months ended March 31, 1998, respectively.

FOREIGN CURRENCY TRANSACTIONS


     Substantially all purchases and sales of the Company's inventory are denominated in U.S. dollars.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

INCOME TAXES


     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the tax assets will not be realized.


NET INCOME (LOSS) PER COMMON SHARE


     In 1997, the Company retroactively adopted SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. The 1996 diluted EPS calculation includes 2.5 million weighted-average shares of stock subscriptions not fully paid. The 1997 diluted EPS calculation includes 2.5 million weighted-average shares of stock subscriptions not fully paid and 309,350 of dilutive stock options. For the years ended December 31, 1995 and 1996 there is no difference between the basic and diluted EPS calculations.


     Net income per common share is calculated using the weighted average number of common shares for the basic EPS presentation, and the weighted average number of common and common equivalent shares for the diluted EPS presentation, outstanding during the respective periods.


ACCOUNTING FOR STOCK-BASED COMPENSATION


     SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, became effective January 1, 1996. This accounting standard defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB Opinion No. 25), but are required to disclose pro forma net income (loss) and per share amounts as if the Company had applied the new method of accounting.


     The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based transactions and Note 10 shows the pro forma effects required by SFAS No. 123.


CONCENTRATION OF CREDIT AND OTHER RISKS


     Many of the Company's sales involve customers' use of irrevocable letters of credit. In those instances where credit is extended, it is based on the evaluation of the customer's financial condition. Collateral is generally not required. Credit losses are provided for in the financial statements and have been within management's expectations.


     The Company's products are principally manufactured in the People's Republic of China (PRC), both at the Company's manufacturing facility and by independent manufacturers. The Company has

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

also engaged independent manufacturers in Indonesia, Malaysia, Mexico, Thailand, the United States of America (U.S.) and the Philippines. Manufacturing in the PRC and in other foreign countries subjects the Company to the risk that political or economic upheaval in these countries could cause production disruptions and/or increases to its costs, although no such events have occurred in the past several years. Presently, products imported into the U.S. from the PRC are subject to favorable duty rates based on the "Most Favored Nation" status of the PRC (MFN Status). MFN Status is reviewed on an annual basis by the President and Congress of the U.S. If political or economic instability in the PRC develops or if higher duties were applied to imports into the U.S., the Company could experience an adverse impact on its cost of sales and earnings.


INTERIM FINANCIAL DATA


     In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 1998, the results of operations and cash flows for the three months ended March 31, 1997 and 1998 and the changes in shareholders' equity for the three months ended March 31, 1998.


USE OF ESTIMATES


     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those reported.


RECLASSIFICATIONS


     Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 financial statement presentation.


NEW ACCOUNTING PRONOUNCEMENTS


REPORTING COMPREHENSIVE INCOME


     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification will be required of financial statements for earlier periods. The Company is in the process of evaluating the disclosure requirements of SFAS No. 130. The adoption of SFAS No. 130 is not expected to have a material impact on the Company's consolidated operations, financial condition or cash flows.


DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION


     In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

enterprises report selected information about operating segments in annual financial statements and in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements of SFAS No. 131. The adoption of SFAS No. 131 will have no impact on the Company's consolidated operations, financial condition or cash flows.


3. ACQUISITION


     On October 1, 1997, the Company purchased DEI's rights to certain technology consisting of the know-how, use of certain computer software, drawings and other technical information (know-how technology). At the time, DEI was a wholly-owned subsidiary of Durable Metal Factory Limited (DEM), a subsidiary of Windmere-Durable Holdings, Inc. DEI, which was incorporated on December 11, 1996, operates a manufacturing facility located in the PRC which the Company utilizes for the production of audio products. The purchase price for the know-how technology was determined by management to be $1,977,613 and was paid for by the Company in the form of a note payable to DEI. The terms of the note payable require an $82,403 payment on March 3, 1998 and 23 equal quarterly installments of $82,400 beginning on March 31, 1998. The unpaid balance bears interest at one percent above the prime rate, as defined (9.5% at December 31, 1997). Interest is payable quarterly. DEI assigned the note payable to DEM on November 1, 1997. This note payable to affiliate has been guaranteed by the Company.


     On November 1, 1997, NEI purchased all the outstanding shares of common stock of DEI, in exchange for $1,292 in cash. The acquisition was accounted for as a purchase and accordingly, operations of DEI have been reflected in the consolidated statement of operations from November 1, 1997. The purchase price exceeded the fair value of the net assets acquired by approximately $630,000. This amount was classified as goodwill and is being amortized over five years. Included in the net assets acquired is the assumption of a note payable to DEM of $6,219,512, which is to be repaid on October 31, 2003 and bears interest at one percent above the prime rate, as defined (9.5% at December 31, 1997). This note payable to affiliate has been guaranteed by the Company.


     DEM has also agreed to loan up to $500,000 on a demand basis to DEI, the amount of which loan may be increased at the sole discretion of DEM. The proceeds of the loan may be used for equipment acquisitions and working capital needs. Unless demand is made prior to such time, the loan will be payable on October 31, 2003 and will bear interest at one percent above the prime rate, as defined (9.5% at December 31, 1997). Amounts advanced under this loan were $0 and $329,000 at December 31, 1997 and March 31, 1998, respectively. These advances to DEI are guaranteed by the Company.


     DEM has also agreed to loan up to $500,000 on a demand basis to DEI, the amount of which loan may be increased at the sole discretion of DEM. The proceeds of the loan may be used for equipment acquisitions and working capital needs. Unless demand is made prior to such time, the loan will be payable on October 31, 2003 and will bear interest at one percent above the prime rate, as defined (9.5% at December 31, 1997). At December 31, 1997, DEM had not made any loan advances to DEI. Any advances to DEI will be guaranteed by the Company.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

3. ACQUISITION--(CONTINUED)

     The following table summarizes, on an unaudited pro forma basis, the result of operations for the year ended December 31, 1997, as though the acquisition of DEI had occurred as of the beginning of the year (IN THOUSANDS, EXCEPT PER SHARE DATA):


   Net sales ..........................     $ 208,417
   Income before income taxes .........         3,714
   Net income .........................         4,065
   Earnings per share:
    Basic .............................           0.41
    Diluted ...........................           0.40

4. PROPERTY AND EQUIPMENT


     The following is a summary of property and equipment:



                                           ESTIMATED             DECEMBER 31,
                                         USEFUL LIVES    -----------------------------     MARCH 31,
                                          (IN YEARS)          1996            1997            1998
                                        --------------   -------------   -------------   -------------
   Machinery and equipment ..........           5         $  147,638      $  949,240      $1,188,836
   Furniture and fixtures ...........           7            122,485         443,124         325,321
   Automobiles ......................           5             10,925          16,408          16,408
   Molds and tools ..................           3            164,700         759,361       1,188,999
   Leasehold improvements ...........         2-4             61,050         358,631         367,918
                                                          ----------      ----------      ----------
                                                             506,798       2,526,764       3,087,482
   Accumulated depreciation .........                       (126,858)       (349,010)       (498,150)
                                                          ----------      ----------      ----------
                                                          $  379,940      $2,177,754      $2,589,332
                                                          ==========      ==========      ==========

     At December 31, 1997 and March 31, 1998, DEI had entered into commitments to purchase certain molds amounting to $333,850 and $239,209, respectively.

5. LINE OF CREDIT

     On July 31, 1995, the Company entered into a $14 million credit facility with a bank which provided up to $5 million in direct borrowings, with the balance available for letters of credit. On July 23, 1997, the Company replaced the $14 million credit facility with a new credit facility with the existing lender and two additional banks. Direct borrowings under the credit facility are subject to an availability calculation based on the eligible borrowing base. The credit facility provides for aggregate borrowings and issuances of letters of credit of up to $37 million, of which $32 million may be used for direct borrowings. Direct borrowings under the credit facilities were $27,701, $21,796,446 and $18,575,943 at December 31, 1996 and 1997 and March 31, 1998,
respectively, and outstanding letters of credit for the purpose of purchasing inventory totaled $4,651,000, $6,209,021 and $8,846,752, at December 31, 1996
and 1997 and March 31, 1998, respectively. The outstanding balance under the credit facility accrues interest at the prime rate, as defined (8.5% at December 31, 1997 and March 31, 1998) for direct borrowings under $10 million and at the prime rate plus 1% (9.5% at December 31, 1997 and March 31, 1998) for borrowings over $10 million. The credit facility expires June 30, 1998 and is secured by all assets of the Company and certain guarantees of the shareholders.

     Based on the availability calculation, approximately $9.3 million, $7.5 million and $3.2 million of additional borrowings were available under this credit facility at December 31, 1996 and 1997 and

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

5. LINE OF CREDIT--(CONTINUED)

March 31, 1998, respectively. The weighted average interest rate was 7.9%, 11.4% and 8.7% at December 31, 1996 and 1997 and March 31, 1998, respectively.


     The credit facility contains certain covenants that, among other things, restrict the payment of dividends and restrict additional indebtedness and obligations, and require maintenance of certain financial ratios.


6. NOTES PAYABLE TO AFFILIATE AND SHAREHOLDERS



                                              DECEMBER 31,      MARCH 31,
                                                  1997             1998
                                             --------------   -------------
   Notes payable to affiliate ............    $ 8,197,125     $8,114,724
   Notes payable to shareholders .........      7,173,564      7,135,390
                                              -----------     ----------
                                               15,370,689     15,250,114
   Less current portion ..................      7,585,569      7,464,994
                                              -----------     ----------
   Long-term portion .....................    $ 7,785,120     $7,785,120
                                              ===========     ==========

     In June 1997, Windmere, a shareholder, provided the Company with a $2 million loan for working capital purposes. The loan bears interest at the rate of two percent above the prime rate, as defined (10.5% at December 31, 1997), is unsecured and payable on demand.


     In September 1997, Windmere provided the Company with a revolving loan which was evidenced by a note in the principal amount of $3,091,352, to be used for working capital purposes. The revolving note is payable on demand at any time on or after December 31, 1997 and pays interest at two percent above the prime rate, as defined (10.5% at December 31, 1997). In the event that the Company fails to pay any amounts due under the revolving note, Windmere will be entitled to offset any such amounts by a reduction of the $5 million promissory notes payable to the Company by Windmere (see Note 8).


     The outstanding balance on these two loans from Windmere was $5,067,701 and $5,135,389 at December 31, 1997 and March 31, 1998, respectively. Interest paid to Windmere on these loans amounted to approximately $172,000 and $92,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.


     In July 1997, a shareholder provided the Company with a $2 million loan for working capital purposes. The loan bears interest at the rate of two percent above the prime rate, as defined (10.5% at December 31, 1997), is unsecured and payable on demand. The outstanding balance on this loan was $2,105,863 and $2,000,000, at December 31, 1997 and March 31, 1998,
respectively. The outstanding balance includes accrued interest of $105,863 at December 31, 1997. Interest on this loan was paid as of March 31, 1998.


     In connection with the October 1, 1997 purchase of DEI's rights to certain know-how technology, NEI entered into a $1,977,613 note payable to DEI. DEI assigned the note payable to DEM on November 1, 1997. The terms of the note require an $82,403 payment on March 3, 1998 and 23 equal quarterly installments of $82,400 beginning on March 31, 1998. The unpaid balance bears interest at one percent above the prime rate, as defined (9.5% at December 31, 1997). Interest is payable quarterly.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

6. NOTES PAYABLE TO AFFILIATE AND SHAREHOLDERS--(CONTINUED)

     DEI has a note payable to DEM of $6,219,512 which is to be repaid on October 31, 2003 and bears interest at one percent above the prime rate, as defined (9.5% at December 31, 1997). Interest is payable quarterly.


     Maturities of the notes payable to affiliate as of December 31, 1997, are as follows:


  1998 ...............   $  412,005
  1999 ...............      329,604
  2000 ...............      329,604
  2001 ...............      329,604
  2002 ...............      329,604
  2003 ...............    6,466,704
                         ----------
  Total ..............   $8,197,125
                         ==========

7. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, amounts due under the line of credit, accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the notes payable to affiliate and notes payable to shareholders approximates fair value because their interest rates are tied to a quoted variable index.


8. EQUITY TRANSACTIONS


     On April 15, 1996, the Company effected a reverse one-for-two stock split and issued five million shares of common stock to Windmere pursuant to a stock purchase agreement between the Company and Windmere (the Stock Purchase Agreement). As part of this transaction, the Company's then sole shareholder contributed all of his shares in NTHK to the Company in a transaction that was accounted for using the pooling of interests method of accounting and, accordingly, the Company's consolidated financial statements were restated to include the accounts and operations of NTHK for the periods prior to the transaction.


     Combined and separate results of the merged entities are presented in the following table:



                                                 YEAR ENDED       JANUARY 1, 1996
                                                DECEMBER 31,     THROUGH APRIL 15,
                                                    1995               1996
                                               --------------   ------------------
                                                                    (UNAUDITED)
   Net sales
    Newtech Electronics Industries .........    $ 2,254,301        $    429,294
    NTHK ...................................     11,098,710           1,163,510
                                                -----------        ------------
    Combined ...............................    $13,353,011        $  1,592,804
                                                ===========        ============
   Net income (loss)
    Newtech Electronics Industries .........    $  (966,981)       $   (377,416)
    NTHK ...................................        215,836          (1,166,858)
                                                -----------        ------------
    Combined ...............................    $  (751,145)       $ (1,544,274)
                                                ===========        ============

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

8. EQUITY TRANSACTIONS--(CONTINUED)

     The Stock Purchase Agreement called for Windmere to pay $10 million in exchange for 5,000,000 shares of the Company's common stock, issued by the Company payable as follows: $3 million in cash and the issuance, by Windmere, of three notes: a $3 million, 8% promissory note due April 15, 1998; a $2 million, 8% promissory note due April 15, 2001; and a $2 million convertible promissory note due April 15, 2001. The $2 million convertible promissory note was simultaneously assigned to the holders of $2 million in notes payable by the Company in exchange for the notes payable.


9. INCOME TAXES


     The components of the benefit for income taxes are as follows:


                                     YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                              --------------------------------------   -----------------------------
                               1995         1996            1997            1997            1998
                              ------   -------------   -------------   -------------   -------------
   Current ................   $--       $       --      $       --      $       --      $       --
   Deferred--U.S. .........    --         (135,474)       (350,762)       (200,735)       (285,680)
                              ---       ----------      ----------      ----------      ----------
    Total .................   $--       $ (135,474)     $ (350,762)     $ (200,735)     $ (285,680)
                              ===       ==========      ==========      ==========      ==========

     The differences between the reported benefit from income taxes and income taxes computed at the U.S. statutory federal income tax rate are as follows:


                                                 YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED MARCH 31,
                                     ------------------------------------------------   ------------------------------
                                          1995             1996             1997             1997            1998
                                     --------------   -------------   ---------------   -------------   --------------
   Income tax expense
    (benefit) computed at the
    U.S. statutory rate of
    34% ..........................     $ (255,389)     $   56,725      $  1,928,357      $  (44,500)      $ (264,984)
   Change in deferred tax
    valuation allowance ..........        381,598        (452,571)               --              --               --
   Effect of non-U.S.
    operations and tax rates .....        (73,384)        (85,600)       (2,264,472)       (150,499)          (1,721)
   Remitted earnings of
    foreign subsidiary ...........             --         286,421                --              --               --
   Other, net ....................        (52,825)         59,551           (14,647)         (5,736)         (18,975)
                                       ----------      ----------      ------------      ----------       ----------
      Total ......................     $       --      $ (135,474)     $   (350,762)     $ (200,735)      $ (285,680)
                                       ==========      ==========      ============      ==========       ==========

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

9. INCOME TAXES--(CONTINUED)

     Significant components of the Company's net deferred income taxes are as follows:


                                                      DECEMBER 31,
                                                -------------------------    MARCH 31,
                                                    1996          1997         1998
                                                -----------   -----------   ----------
   Deferred tax assets:
    Net operating loss carryforward .........    $135,887      $261,168      $597,623
    Allowance for bad debts .................          --        56,445        69,886
    Warranties ..............................          --       175,277       111,009
    Other deferred tax assets ...............          --         1,285         2,088
                                                 --------      --------      --------
   Total current deferred tax asset .........     135,887       494,175       780,606
   Deferred tax liability:
    Miscellaneous accruals ..................        (413)       (7,939)           --
                                                 --------      --------      --------
   Net deferred tax asset ...................    $135,474      $486,236      $780,606
                                                 ========      ========      ========

     At December 31, 1997, the Company has net operating loss carryforwards for income tax purposes of approximately $695,000, which expire in various amounts in the year from 2010 to 2012. No valuation allowance has been established for the net deferred tax asset, because, in the opinion of management, the deferred tax asset will be realized.


     The income (loss) before provision for income taxes consisted of the following for the year ended December 31:


                                         YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED MARCH 31,
                             ------------------------------------------------   -------------------------------
                                  1995             1996             1997             1997             1998
                             --------------   --------------   --------------   --------------   --------------
   United States .........     $ (966,980)      $  (84,929)      $ (988,573)      $ (573,528)      $ (774,301)
   Non--U.S. .............        215,835          251,767        6,660,210          442,645           (5,063)
                               ----------       ----------       ----------       ----------       ----------
     Total ...............     $ (751,145)      $  166,838       $5,671,637       $ (130,883)      $ (779,364)
                               ==========       ==========       ==========       ==========       ==========

     U.S. income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries because the Company intends to reinvest these earnings indefinitely. Cumulative undistributed earnings of the Company's foreign subsidiaries amounted to approximately $2,694,800, $2,154,200 and $7,486,600 at December 31, 1995, 1996 and 1997.


10. COMMON STOCK


     On April 3, 1998, the Company amended and restated its Articles of Incorporation to increase the number of shares of authorized capital stock to 51,000,000 shares, consisting of 50,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $.01.


     On April 3, 1998, the Company effected a stock split of 10,000 for one. The financial statements have been restated to give retroactive recognition to the stock split in the prior periods, including all references in the financial statements to number of shares and per share amounts.


     On February 28, 1997, the Company adopted the 1997 Stock Option Plan (the
Plan). Pursuant to the terms of the Plan, incentive stock options and non-qualified stock options may be granted to eligible

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

10. COMMON STOCK--(CONTINUED)

employees, consultants, directors and independent contractors of the Company, or its subsidiaries. The Company has reserved 1,000,000 shares of its common stock for issuance under the Plan. The vesting period and the terms of the incentive stock options and the non-qualified stock options granted are administered by either a Committee established by the Board of Directors (the Committee) or the Board of Directors. Upon adoption of the Plan, the Company granted non-qualified stock options to its employees to purchase 618,700 shares of its common stock at an exercise price of $2.00 per share. The $2.00 exercise price was determined by the Board of Directors to be the fair value of the underlying common stock at the date of grant. On October 27, 1997 and November 30, 1997, non-qualified stock options amounting to 29,900 and 400, respectively, were granted to employees pursuant to the Plan. The exercise price of these non-qualified stock options is $4.00 and was determined by the Board of Directors to be the fair value of the underlying common stock at the date of grant. As a result, no compensation cost has been recognized under the provisions of APB Opinion No. 25. At December 31, 1997, 351,000 shares remained available for future grants. Options vest one fifth each year beginning on the first anniversary of the date of grant and become 100% vested on the fifth anniversary of the date of grant. At December 31, 1997, none of these options were vested. The non-qualified stock options expire no later than ten years from the date of grant.


     The Company has adopted only the disclosure provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value of the stock options on the grant date for awards issued in 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and EPS would have been reduced to the pro forma amounts indicated below:



                                                             DECEMBER 31,
                                                                 1997
                                                           ---------------
         Net income--pro forma .........................     $ 5,986,932
         Basic earnings per share--pro forma ...........             0.60
         Diluted earnings per share--pro forma .........             0.59

     The fair value of each option grant is estimated on the date of grant using the Minimum Value fair value model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0.0%; risk-free interest rate of 6.39% and average expected life of five years.


     At December 31, 1997, the weighted average exercise price of the options outstanding is $2.10 and the weighted average remaining contractual life of those options is four years.


11. RELATED PARTY TRANSACTIONS


     In June 1997, the Company entered into an agreement with F Fifty Holdings, Inc. for the lease of a jet aircraft. F Fifty Holdings, Inc. is wholly owned by a shareholder of the Company. The term of the lease is from June 1, 1997 through June 30, 2007 and requires annual rental payments of $150,000. The Company also pays an additional hourly fee at the current market rate based on the utilization of the aircraft. The Company made payments to F Fifty Holdings, Inc. amounting to approximately $246,000 and $123,000 for the year ended December 31, 1997 and three months ended March 31, 1998, respectively. The Company provided this affiliated entity noninterest bearing advances amounting to $330,000 and $359,000 at December 31, 1997 and March 31, 1998. These amounts are included in due from affiliates. The Company received $90,000 and $45,000 from Windmere for the use of the aircraft during the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

11. RELATED PARTY TRANSACTIONS--(CONTINUED)

     Also included in due from affiliates at December 31, 1997 and March 31, 1998 is $125,000 due from Electronics Industries of America, Inc., an inactive entity which is wholly owned by the shareholders of the Company and holds a license to distribute microwave ovens under the Philco brand name. On April 3, 1998 this entity was merged into Newtech Electronics Industries, Inc. with Newtech Electronics Industries, Inc. being the surviving entity.

     Windmere provides the Company with certain administrative services with respect to DEI for a monthly management fee of approximately $11,800. The Company has paid Windmere a total of approximately $93,200 for the year ended December 31, 1997 and $35,400 for the three months ended March 31, 1998. Additionally, DEM pays certain expenses on behalf of DEI and collects accounts receivable on behalf of DEI. At December 31, 1997, DEM owed DEI $829,000. This amount is included in due from affiliates. At March 31, 1998, DEI owed DEM $329,000. This amount is included in due to affiliates.

     The Company has an unsecured loan receivable from a shareholder, due on demand and bearing interest at 7% per annum. The outstanding balance of this loan amounted to approximately $230,000, $271,000 and $224,000, at December 31, 1996 and 1997 and March 31, 1998, respectively. Interest income on the loan amounted to $15,100, $16,300, $15,800, $4,000 and $4,400, for the years ended
December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively.

     During 1997, the Company entered into various notes payable to affiliate and shareholders (see Note 6). Interest expense associated with these notes amounted to $465,643 and $369,044 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. Of this amount, $359,780 for the year ended December 31, 1997 and $134,497 for the three months ended March 31, 1998 related to interest on the notes payable to Windmere and its affiliate.

     In certain instances Windmere may pay for expenditures on behalf of the Company which are reimbursed by the Company. Amounts payable to Windmere for these expenditures totaling $1,099,549 and $160,093 are included in accounts payable at December 31, 1997 and March 31, 1998, respectively.

     The Company made payments to a shareholder amounting to $72,000, $42,000, $18,000 and $0 for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively, for the use of his personal assets as collateral on the Company's credit facility (see Note 5).

     On April 15, 1996, the Company entered into an agreement with Windmere which resulted in the issuance to the Company of $5 million in promissory notes (see Note 8). Interest income on these promissory notes amounted to $284,931, $400,000, $98,630 and $98,630 for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively. Accrued interest receivable on these promissory notes amounted to $100,822 at December 31, 1996 and 1997, and $199,452 at March 31, 1998. This amount is included in due from affiliates.

     During 1996, Newtech Do Brazil, a company under common ownership and control, closed its operations. As a result, the Company wrote off $980,018 due from this affiliate. Sales to Newtech Do Brazil amounted to $1,395,000 and $502,541 for the years ended December 31, 1995 and 1996, respectively.

12. SUPPLY CONTRACT AND SIGNIFICANT CUSTOMERS

     The Company entered into a seven and a half year supply contract with Kmart on January 27, 1997, pursuant to which the Company appointed Kmart as the exclusive discount department store to market

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

12. SUPPLY CONTRACT AND SIGNIFICANT CUSTOMERS--(CONTINUED)

and sell a broad range of audio, video and telecommunications products in the U.S. under the White-Westinghouse brand name. The agreement provides for minimum purchases, subject to adjustment, by Kmart applied to specific product categories. The minimum purchases by Kmart increase from $135 million for the 18 month period ending June 30, 1998 to $171 million for the 12 month period ending June 30, 2004. Sales to Kmart, amounted to approximately $0, $14,441,000, $158,734,000, $4,112,000 and $28,866,000 for the years ended
December 31, 1995, 1996, and 1997 and the three months ended March 31, 1997 and 1998, respectively, representing 0%, 37%, 76%, 49% and 74% of net sales in each of these periods, respectively.


     Sales to certain other customers, each constituting 10% or more of total sales, were approximately $7,172,000, $22,040,000, $0, $3,788,000 and $0 for
the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively.


13. GEOGRAPHIC INFORMATION


     The Company operates predominantly in a single industry: the design, sourcing, manufacturing, and marketing of high-quality, value-priced brand-name consumer electronic products. While the Company offers a wide range of items for sale, many of them are manufactured at common production facilities and marketed by a common sales force.


     In addition to its U.S. operations, the Company has subsidiaries in Hong Kong. All significant intercompany revenues and expenses are eliminated in computing revenues and operating income.


     Segment information by geographic area is as follows:



                                         YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED MARCH 31,
                            -------------------------------------------------   ------------------------------
                                 1995             1996              1997             1997            1998
                            --------------   --------------   ---------------   -------------   --------------
   UNITED STATES
    Net sales ...........    $  2,254,301     $14,852,520      $129,530,298      $3,814,777      $24,952,395
    Loss from
     operations .........      (1,447,307)       (378,375)         (714,324)       (785,449)        (509,519)
   HONG KONG
    Net sales ...........      11,098,710      24,207,616        78,886,314      $4,605,164      $13,947,787
    Income from
     operations .........         806,739         159,565         7,567,344         585,034          337,199

     Identifiable assets by geographic area are as follows:



                                      DECEMBER 31,
                             ------------------------------      MARCH 31,
                                  1996            1997             1998
                             -------------   --------------   --------------
   United States .........    $7,086,477      $51,667,843      $46,005,496
   Hong Kong .............     3,285,823       16,925,577       16,050,784

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

13. GEOGRAPHIC INFORMATION--(CONTINUED)

     The Company had sales to unrelated customers outside the U.S. of approximately $5,527,000, $6,204,000, $9,084,000, $1,118,000 and $1,018,000 for
the years ended December 31, 1995, 1996 and 1997 and three months ended March 31, 1997 and 1998, respectively. These sales were made principally to customers in Mexico, Central, and South America and the Caribbean. The geographic area which includes these sales is as follows:


                                        YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED MARCH 31,
                             ---------------------------------------------   ----------------------------
                                  1995            1996            1997           1997            1998
                             -------------   -------------   -------------   ------------   -------------
   United States .........    $  499,000      $  612,000      $2,393,000     $       --      $  537,000
   Hong Kong .............     5,028,000       5,592,000       6,691,000      1,118,000         481,000
                              ----------      ----------      ----------     ----------      ----------
    Total ................    $5,527,000      $6,204,000      $9,084,000     $1,118,000      $1,018,000
                              ==========      ==========      ==========     ==========      ==========

14. COMMITMENTS AND CONTINGENCIES


     The Company leases office space and a manufacturing facility under operating leases which expire at various dates through 2001. The Company also leases an aircraft from a corporation that is wholly-owned by a shareholder of the Company through June 30, 2007 (see Note 11).


     Future minimum payments under operating leases at December 31, 1997 are approximately as follows:


  Year ending December 31:
   1998 .......................   $  621,800
   1999 .......................      632,600
   2000 .......................      484,000
   2001 .......................      504,000
   2002 .......................      150,000
  Thereafter ..................      675,000
                                  ----------
  Total .......................   $3,067,400
                                  ==========

     Total rent expense for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 was approximately $96,000, $130,000, $714,000, $64,000, and $84,000, respectively.


     The Company has license agreements with White Consolidated Industries, Inc. (White Consolidated). The initial term of the agreement is through December 31, 1998, and may be extended at the Company's option for up to fourteen one-year renewal terms through December 31, 2012. The current level of royalty payments are in excess of the minimum requirements. The Company also has various license agreements with other parties which may be extended at the Company's option, with renewal terms ranging from December 31, 2003 to December 31, 2015. The agreements are typically renewable upon mutual consent. These license agreements require royalty payments based on the sales of licensed product in a given period. Total royalties under these agreements, including the White Consolidated agreement, were $31,000, $339,000, $2,902,000, $79,000 and $527,000 for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively.

             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES

14. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     Future minimum royalty guarantees, at December 31, 1997 are as follows:



      Year ending December 31:
       1998 ..................    $ 3,405,000
       1999 ..................      3,025,000
       2000 ..................      3,025,000
       2001 ..................      3,025,000
       2002 ..................      3,025,000
       2003 ..................        325,000
                                  -----------
      Total ..................    $15,830,000
                                  ===========

     The Company, White Consolidated, Windmere and certain other parties have been named as defendants in litigation filed by Westinghouse Electric Corporation (Westinghouse) in the United States District Court for the Western District of Pennsylvania on December 18, 1996. The action arises from a dispute between Westinghouse and White Consolidated over rights to use the "Westinghouse" trademark for consumer products, based on transactions between Westinghouse and White Consolidated in the 1970's and the parties' subsequent conduct. Procedural motions concerning the jurisdiction in which the dispute should be heard have been filed by the parties. The action seeks, among other things, a preliminary injunction enjoining the defendants from using the trademark, unspecified damages and attorneys' fees. Pursuant to the Company's license agreements with White Consolidated, White Consolidated is defending the Company and is obligated to indemnify the Company from and against any and all costs and expenses of claims, losses and damages arising out of the action, including the costs of litigation. An adverse decision in this litigation could result in the Company being limited in further use of the Westinghouse trademark and in termination or significant modification of the Kmart agreement, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its rights to indemnification under the license agreements described above.


15. SUBSEQUENT EVENTS (UNAUDITED)


     On June 8, 1998, the Company entered into a three year $105 million revolving credit facility with a group of banks. The facility is secured by substantially all of the Company's assets. Proceeds from the new credit facility were used to repay all outstanding amounts under the Company's then current credit facility and all of the shareholder indebtedness. The facility will also be used to finance working capital requirements, including trade financing activities. The credit facility includes a $2.0 million sub-facility for the issuance of standby letters of credit and a $10.0 million sub-facility for the creation of bankers' acceptances. Under the facility, the Company is required to comply with certain financial covenants and is subject to limitations on capital expenditures and capital and other distributions. Availability under the credit facility is based on a formula of eligible receivables, inventories and letters of credit issued by the Company. Availability based on accounts receivable ranges from 40% for unsecured foreign accounts receivable to 90% for accounts receivable from certain customers that are secured by a standby letter of credit. Interest on advances under the revolving credit facility is based on the Company's leverage ratio which enable the Company to select either the prime rate or LIBOR plus a percentage, as defined.

  No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction where or to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.


                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


 Prospectus Summary ...........................       3
 Risk Factors .................................       7
 Use of Proceeds ..............................      18
 Dividend Policy ..............................      18
 Capitalization ...............................      19
 Dilution .....................................      20
 Selected Consolidated Financial Data .........      21
 Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations ................................      22
 Business .....................................      32
 Management ...................................      45
 Certain Transactions .........................      50
 Principal and Selling Shareholders ...........      53
 Description of Capital Stock .................      54
 Shares Eligible for Future Sale ..............      57
 Certain United States Tax Consequences to
    Non-U.S. Holders ..........................      59
 Underwriting .................................      61
 Legal Matters ................................      62
 Experts ......................................      62
 Additional Information .......................      62
 Index to Financial Statements ................      F-1


Until         , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS,                                                               1998




                                     [LOGO]




                                       Shares


                     Newtech Electronics Industries, Inc.



                                 Common Stock





                            Warburg Dillon Read LLC


                           Jefferies & Company, Inc.

                                    PART II



                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     Estimated expenses (other than underwriting discounts and commissions) of the sale of the shares of Common Stock are as follows:


SEC registration fee .......................    $ 30,533
NASD filing fee ............................      10,850
Nasdaq National Market listing fee .........           *
Legal fees and expenses ....................           *
Accounting fees and expenses ...............           *
Printing and engraving expenses ............           *
Transfer agent and registrar fees ..........      10,000
Miscellaneous fees and expenses ............           *
                                                --------
Total ......................................    $
                                                ========

----------------
* To be provided by amendment.


     All amounts, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee, are estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Registrant has authority under Section 607.0850 of the FBCA to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant will indemnify and may insure its officers and directors to the full extent not prohibited by law. The Registrant has also entered into an agreement (the form of which is filed as Exhibit 10.1 hereto) with each of its directors and executive officers where it has agreed to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise, against liabilities arising from conduct that such persons reasonably believed to be in, nor not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.


     Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, the Underwriter has agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act of 1933, as amended,


     Section       of the Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) provides that the Underwriters severally and not jointly will indemnify and hold harmless the Registrant and each director, officer and controlling person of the Registrant from and against any liability caused by any statement or omission in the Registration Statement, in the Prospectus, in any Preliminary Prospectus or in any amendment of supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to the Registrant by the Underwriters expressly for use therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     No securities that were not registered under the Securities Act have been issued or sold by the Registrant within the past three years except as follows:




                                       DATE OF SALE
AMOUNT AND TYPE OF SECURITIES         OR ENTITLEMENT              PURCHASER(S)             CONSIDERATION
----------------------------------   ----------------   -------------------------------   --------------
5,000,000 shares of Common Stock     April 16, 1996     Windmere Holdings Corporation     $10,000,000

     The aforementioned issuances and sales were made in reliance upon the exemption from the registration provisions of the 1933 Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective registration statement under the 1933 Act, or an exemption from such registration requirements. The Registrant will place stop transfer instructions with its transfer agent with respect to all such securities.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) The following documents are filed as exhibits to this Registration
Statement:




 EXHIBIT    DESCRIPTION
---------   ------------
 1.1        Form of Underwriting Agreement.**
 3.1        Amended and Restated Articles of Incorporation of the Registrant.*
 3.2        Articles of Amendment to Articles of Incorporation filed April 10, 1998.*
 3.3        Amended and Restated Bylaws of the Registrant.*
 4.1        See Exhibits 3.1 and 3.2 for provisions in the Registrant's Articles of Incorporation and Bylaws
            defining the rights of holders of the Registrant's Common Stock.*
 4.2        Form of Registrant's Common Stock Certificate.
 5.1        Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. with respect to legality of the Common Stock being issued.**
10.1        Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.*
10.2        Registrant's 1997 Stock Option Plan.*
10.3 +      Trademark User Agreement dated as of October 1, 1993 among Maytag Corporation, Maytag
            International, Inc., the Registrant and Newtech (Hong Kong) Ltd.*
10.4 +      Trademark License Agreement dated as of May 1, 1996 between the Registrant and White
            Consolidated Industries, Inc., as amended.
10.5 +      Trademark License Agreement dated as of September 15, 1997 between the Registrant and
            White Consolidated Industries, Inc., as amended.
10.6 +      Trademark License Agreement dated as of September 15, 1997 between the Registrant and
            White Consolidated Industries, Inc., as amended.
10.7        Purchase and Distribution Agreement dated as of January 6, 1997 between the Registrant and
            AAAA World Import Export, Inc.*
10.8 +      Purchase, Distribution and Marketing Agreement dated as of January 27, 1997 between the
            Registrant and Kmart Corporation.*
10.9        Guaranty dated January 27, 1997 among Windmere-Durable Holdings, Inc., Kmart
            Corporation and the Registrant.*
10.10       Indemnification Agreement dated as of January 23, 1997 among White Consolidated
            Industries, Inc., Kmart Corporation and Windmere-Durable Holdings, Inc.*
10.11       Deed of Assignment of Industrial Know-How dated as of October 1, 1997 between Durable
            Electronics Industries Limited and Pomillo Limited*

 EXHIBIT    DESCRIPTION
---------   -----------------------------------------------------------------------------------------------
10.12       Loan Agreement dated as of October 1, 1997 among Durable Electronics Industries Limited,
            Pomillo Limited and the Registrant relating to a $1,977,613 loan to Pomillo Limited.*
10.13       Agreement for the Sale and Purchase of Shares of Durable Electronics Industries Limited
            dated as of November 1, 1997 between Durable Electrical Metal Factory Limited and Pomillo
            Limited.*
10.14       Deed of Assignment dated as of November 1, 1997 among Durable Electronics Industries
            Limited, Durable Electrical Metal Factory Limited and Pomillo Limited.*
10.15       Loan Agreement dated as of November 1, 1997 among Durable Electrical Metal Factory
            Limited, Durable Electronics Industries Limited and the Registrant relating to a $6,219,512 loan to Durable Electronics Industries Limited*
10.16       Working Capital Loan Agreement dated as of November 1, 1997 among Durable Electrical
            Metal Factory Limited, Durable Electronics Industries Limited and the Registrant relating to a
            $500,000 loan to Durable Electronics Industries Limited.*
10.17       Purchase Agreement dated as of December 8, 1997 between BT Commercial Corporation and the Registrant.*
10.18       Product Support Agreement dated October 1996 between VAC Service Corp. and the
            Registrant.*
10.19       Lease Agreement, dated December 19, 1997 between H. Joel Rahn as lessor and the
            Registrant as lessee.*
10.20       Tenancy Agreement dated November 19, 1997 between the Registrant and Lai Sun
            Development Registrant Limited*
10.21       Aircraft Lease dated as of June 1, 1997 between the Registrant and F Fifty Holdings, Inc.*
10.22       Charge dated November 1, 1997 between Durable Electronics Industries Limited and Durable
            Electrical Metal Factory Limited.*
10.23       Credit Agreement dated as of July 23, 1997 by and among the Registrant and Newtech (Hong
            Kong) Limited, as Borrowers, and Bank Leumi Le-Israel B.M., Comerica Bank and National
            Bank of Canada, as the Banks, and Bank Leumi Le-Israel B.M., as the Agent, as amended.*
10.24       Indemnification and Security Agreement dated as of September 18, 1997 of the Registrant in favor of Windmere Durable-Holdings, Inc.*
10.25       Letter Agreement dated as of September 16, 1997 among Joel Newman, Windmere Durable-
            Holdings, Inc. and the Registrant.*
10.26       Guaranty Agreement dated as of July 23, 1997 among Joel Newman and Bank Leumi Le-Israel
            B.M., as Agent for the Banks named therein.*
10.27       Guaranty Agreement dated as of July 23, 1997 among Windmere Durable-Holdings, Inc. and
            Bank Leumi Le-Israel B.M., as Agent for the Banks named therein, as amended.*
10.28       Promissory Note of the Registrant in the principal amount of $2,000,000 payable to Windmere
            Holdings Corporation.*
10.29       Revolving Note of the Registrant in the principal amount of $3,091,352 payable to Windmere
            Holdings Corporation.*
10.30       Promissory Note of the Registrant in the principal amount of $2,000,000 payable to Joel
            Newman.*
10.31       Promissory Note of Windmere Holdings Corporation in the principal amount of $3,000,000 payable to the Registrant.*
10.32       Promissory Note of Windmere Holdings Corporation in the principal amount of $2,000,000 payable to the Registrant.*
10.33       Lease Agreement dated as of December 16, 1996 between Durable Electronics Industries
            Limited and the Shenzhen Buji District Economic Development Company.*
10.34       Employment Agreement dated as of April 15, 1998 between the Registrant and Joel Newman.
10.35       Employment Agreement dated as of April 15, 1998 between the Registrant and Hatch Masuda.
10.36       Employment Agreement dated as of April 15, 1998 between the Registrant and Leonor
            Schuck.

 EXHIBIT    DESCRIPTION
---------   -------------------------------------------------------------------------------------------
10.37       Registration Rights Agreement dated as of April 15, 1998 among the Registrant, Joel Newman and Windmere Holdings Corporation.*
10.38       Amended and Restated Credit Agreement dated as of June 8, 1998 by and among the
            Registrant, Newtech (Hong Kong) Limited, Newtech Electronics Industries Limited and
            Durable Electronics Industries Limited, as Borrowers, the Lender parties thereto, National
            Bank of Canada, as Agent and NationsBank, N.A., as Collateral Agent.*
21.1        List of subsidiaries of the Registrant.*
23.1        Consent of Ernst & Young LLP.
23.2        Consent of Grant Thornton.
23.3        Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. (included in its opinion to be filed as Exhibit 5.1).**
24.1        Powers of Attorney of Directors and Executive Officers (included on the Signature Page of this Registration Statement).
27          Financial Data Schedule.*


----------------
 * Previously filed.
** To be filed by amendment.
 + Certain provisions of this exhibit have been omitted and are subject to a request for confidential treatment filed with the Securities and Exchange Commission.


     (b) The following financial statement schedules have been filed with this Registration Statement:


     Schedule II-Valuation and Qualifying Accounts .........   S-1

ITEM 17. UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.


     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (c) The undersigned Registrant hereby undertakes that:


       (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


       (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on this 27th of July, 1998.



                                        NEWTECH ELECTRONICS INDUSTRIES, INC.




                                        By: /s/ LEONOR SCHUCK
                                           Leonor Schuck
                                           Vice President, Finance and
                                           Chief Financial Officer




                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




        SIGNATURE                        TITLE                     DATE
-------------------------   -------------------------------   --------------
/s/ *                       Chairman, President and           July 27, 1998
-------------------------   Chief Executive officer
Joel Newman


/s/ LEONOR SCHUCK           Vice President, Finance and       July 27, 1998
-------------------------   Chief Financial Officer
Leonor Schuck               (principal accounting officer)

/s/ *                       Director                          July 27, 1998
-------------------------
Noel Shapiro

/s/ *                       Director                          July 27, 1998
-------------------------
David M. Friedson

/s/ *                       Director                          July 27, 1998
-------------------------
Arnold Thaler


----------------

*By: /s/ LEONOR SCHUCK
     ------------------------------
    Leonor Schuck
    Attorney-in-fact

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders
Newtech Electronics Industries, Inc.


     We have audited the consolidated financial statements of Newtech Electronics Industries, Inc. and subsidiaries as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated April 3, 1998 (included elsewhere in this Registration Statement). Our audits also included the financial schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Miami, Florida
April 3, 1998                                         /s/ ERNST & YOUNG LLP

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
             NEWTECH ELECTRONICS INDUSTRIES, INC. AND SUBSIDIARIES
                               DECEMBER 31, 1997





                                                          BALANCE AT     CHARGED TO                    BALANCE AT
                                                           BEGINNING      COSTS AND                      END OF
                      DESCRIPTION                           OF YEAR       EXPENSES      DEDUCTIONS        YEAR
------------------------------------------------------   ------------   ------------   ------------   -----------
YEAR ENDED DECEMBER 31, 1995
 Deducted from asset accounts:
  Allowance for doubtful accounts ....................     $ 71,513     $   54,119     $  103,932      $  21,700
                                                           --------     ----------     ----------      ---------
YEAR ENDED DECEMBER 31, 1996
 Deducted from asset accounts:
  Allowance for doubtful accounts ....................     $ 21,700     $   85,348     $   34,048      $  73,000
                                                           --------     ----------     ----------      ---------
YEAR ENDED DECEMBER 31, 1997
 Deducted from asset accounts:
  Allowance for doubtful accounts ....................     $ 73,000     $  160,102     $   83,102      $ 150,000
                                                           --------     ----------     ----------      ---------
  Allowance for warranty and product returns .........     $      0     $2,004,185     $1,538,395      $ 465,790
                                                           --------     ----------     ----------      ---------
THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
 Deducted from asset accounts:
  Allowance for doubtful accounts ....................     $150,000     $   35,718     $       --      $ 185,718
                                                           --------     ----------     ----------      ---------
  Allowance for warranty and product returns .........     $465,790     $1,027,000     $1,197,790      $ 295,000
                                                           --------     ----------     ----------      ---------

----------------
Note: At December 31, 1996 and 1995 and for the years then ended, there were no allowance deductions from asset accounts for warranty and product returns.

                               INDEX TO EXHIBITS



                                                                                           SEQUENTIALLY
 EXHIBIT                                                                                     NUMBERED
  NUMBER    DESCRIPTION                                                                        PAGE
---------   ---------------------------------------------------------------------------   -------------
 4.2        Form of Registrant's Common Stock Certificate.
10.4        Trademark License Agreement dated as of May 1, 1996 between the Registrant and White Consolidated Industries, Inc., as amended.
10.5        Trademark License Agreement dated as of September 15, 1997 between the
            Registrant and White Consolidated Industries, Inc., as amended.
10.6        Trademark License Agreement dated as of September 15, 1997 between the
            Registrant and White Consolidated Industries, Inc., as amended.
10.34       Employment Agreement dated as of April 15, 1998 between the Registrant and
            Joel Newman.
10.35       Employment Agreement dated as of April 15, 1998 between the Registrant and
            Hatch Masuda.
10.36       Employment Agreement dated as of April 15, 1998 between the Registrant and
            Leonor Schuck.
23.1        Consent of Ernst & Young LLP.
23.2        Consent of Grant Thornton.